FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Reports: 28 February 2007

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Annual Review & Summary Financial Statements 2006

2.	Corporate Responsibility Summary Report 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	6 March 2007	By:	/s/ J W Hoskins

Name: J W Hoskins
Title: Assistant Secretary

Item 1

AstraZeneca

ANNUAL REVIEW 2006

AND SUMMARY FINANCIAL STATEMENTS

YOUR SHARES AT A GLANCE		DIVIDEND AND PAYMENT DATES

		DIVIDEND FOR 2006	$	PENCE	SEK	PAYMENT DATE

		First interim dividend	0.49	26.6	3.60	18 September 2006

		Second interim dividend	1.23	63.0	8.60	19 March 2007

		Total	1.72	89.6	12.20

RETURNS TO SHAREHOLDERS		ASTRAZENECA IN BRIEF
DIVIDENDS AND SHARE RE-PURCHASES
$M
>	WE DISCOVER, DEVELOP, MANUFACTURE AND MARKET PRESCRIPTION PHARMACEUTICALS FOR IMPORTANT AREAS OF HEALTHCARE: CANCER, CARDIOVASCULAR, GASTROINTESTINAL, INFECTION, NEUROSCIENCE, AND
RESPIRATORY AND INFLAMMATION.

	>	BROAD PRODUCT RANGE, INCLUDING MANY WORLD LEADERS AND A NUMBER OF KEY GROWTH PRODUCTS: ARIMIDEX, CRESTOR, NEXIUM, SEROQUEL AND SYMBICORT.

EARNINGS PER SHARE	>	ACTIVE IN OVER 100 COUNTRIES WITH GROWING PRESENCE IN IMPORTANT EMERGING MARKETS; CORPORATE OFFICE IN LONDON, UK; MAJOR R&D SITES IN SWEDEN, THE UK AND THE US.

	>	OVER 66,000 EMPLOYEES (58% IN EUROPE, 27% IN THE AMERICAS AND 15% IN ASIA, AFRICA AND AUSTRALASIA).

	>	AROUND 12,000 PEOPLE AT 16 R&D CENTRES IN 8 COUNTRIES.

	>	27 MANUFACTURING SITES IN 19 COUNTRIES.

	>	WE SPEND OVER $16 MILLION EACH WORKING DAY ON DISCOVERING AND DEVELOPING NEW MEDICINES.
EARNINGS PER SHARE AFTER EXCEPTIONAL ITEMS
EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS

STATEMENTS OF GROWTH RATES, SALES AND MARKET DATA	CONTENTS
	CHAIRMAN’S STATEMENT	1	SUMMARY FINANCIAL STATEMENTS	41
	CHIEF EXECUTIVE OFFICER’S REVIEW	2	Independent auditors’ statement	41
	PATIENTS	6	Consolidated income statement	42
Except as otherwise stated, growth rates and sales in this Annual Review are given at constant exchange rates (CER) to show underlying performance by excluding the effects of exchange rate movements. Market data are given in actual US dollars.	PRODUCTS	12	Consolidated statement of
	PEOPLE	20	recognised income and expense	42
	PERFORMANCE	24	Consolidated balance sheet	43
	STRATEGY	26	Consolidated cash flow statement	44
	MEASURING PERFORMANCE	27	Dividends	45
	SUMMARY FINANCIAL REVIEW	28	Earnings per share	45
	BOARD OF DIRECTORS	32	Subsequent events	45
	SUMMARY GOVERNANCE	34	Directors’ emoluments	46
Definitions of performance measurements are set out in the Summary Financial Review.	SUMMARY DIRECTORS’ REMUNERATION REPORT	37	GROUP FINANCIAL RECORD	47
			SHAREHOLDER INFORMATION	48

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CHAIRMAN’S STATEMENT

“ DESPITE A CHALLENGING ENVIRONMENT, STRONG SALES GROWTH OF OUR MAJOR PRODUCTS, PARTICULARLY OUTSIDE EUROPE, COUPLED WITH OUR DETERMINED PURSUIT OF PRODUCTIVITY GAINS HAS DELIVERED ANOTHER OUTSTANDING FINANCIAL PERFORMANCE.”

There were a number of changes to the Non-Executive composition of the Board during the year. Professor Dame Nancy Rothwell was elected at the 2006 AGM. Dame Nancy is currently Vice President for Research at the University of Manchester in the UK and as one of the leading scientists of her generation she brings a valuable perspective to our discussions. John Varley, Group Chief Executive of Barclays Bank plc, was appointed to the Board in July, and his extensive commercial and financial expertise is already bringing considerable benefit to our work. John has joined the Remuneration Committee and he will become Chairman of that Committee when Sir Peter Bonfield steps down from the Board at the 2007 AGM. At that time it is also intended that Michele Hooper, who has been a Non-Executive Director of AstraZeneca PLC since 2003, will become the Senior Independent Director in succession to Sir Peter. Dame Bridget Ogilvie, FRS retired at the 2006 AGM after over nine years’ service as a Non-Executive Director, and I would like to thank her warmly on behalf of the Board for her sustained contribution to both AstraZeneca and, before that, Zeneca.

In 2007, we will strive to continue to meet the needs of patients, reward shareholders and benefit wider society by strengthening our pipeline, driving top-line sales growth and making further productivity improvements, as well as understanding and influencing the changing business environment in which we and our stakeholders operate. You can hear more about the Company’s strategy from David Brennan in the section that follows. David and his management team have my and the Board’s unqualified support for the steps they are taking to address the challenges that AstraZeneca and our industry are facing.

LOUIS SCHWEITZER
CHAIRMAN

In 2006, Group sales totalled $26.5 billion (up 11%) with an operating profit of $8.2 billion (up 28%). Our R&D investment increased this year in absolute terms and as a percentage of sales from $3.4 billion to $3.9 billion, reflecting our firm commitment to building the platform for future growth. That investment is focused on life-cycle management of our key marketed products, developing new products with an emphasis on efficiency and effectiveness improvements, and intelligent acquisition and licensing of products and technologies that will supplement our internal efforts. Major investments were also announced during the year in new R&D facilities that will support this strategy, notably in the UK and China.

Whilst AstraZeneca’s share price fluctuated during the year, earnings per share grew by 34% from $2.91 in 2005 to $3.86 in 2006. This reflects the strong growth from our products and careful management of our costs. The Board has recommended a second interim dividend of $1.23 (63.0 pence, SEK 8.60) per Ordinary Share bringing the total dividend for the year to $1.72 (89.6 pence, SEK 12.20), an increase of 32%. The buy-back programmes approved by our shareholders at our Annual General Meeting (AGM), under which we return cash to shareholders in excess of our anticipated requirements for future investment, amounted to $4,147 million in 2006. We are targeting net share re-purchases for 2007 of $4 billion.

On page 40 we report on our total shareholder return relative to the FTSE 100 and to a group of our industry peers.	The Board conducted its annual formal strategy review and reinforced our commitment to the delivery of sustained revenue growth through an R&D model that delivers new science and innovative products through in-house capabilities and external partnerships, alliances and acquisitions. The strategy review gave full consideration to overall global trends of continued growth in demand for improved healthcare; an ageing population, undiagnosed and unmet medical needs; economic development in emerging markets; sustained downward pressure on prices for medicines and evermore demanding regulatory requirements.

David Brennan has completed his first year as our Chief Executive Officer, and you will see his review of AstraZeneca’s performance during that period, the strategic direction and his vision for the future in the following section of this report. With his distinctive leadership style and strong focus on individual accountabilities at all levels within the Company, he has been quick to make his mark. I thank him, his colleagues on the Senior Executive Team and all our employees, including those who have recently joined the AstraZeneca family through acquisition, for their contribution this year.

In addition to its review of strategy, the Board as part of its regular cycle of meetings also conducted financial and business reviews as well as functional reviews, which this year paid particular attention to risk assessment, compliance, human resources, and safety, health and environmental issues. More about these issues is provided elsewhere in this report and also in the Corporate Responsibility Summary Report 2006.

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ASTRAZENECA ANNUAL REVIEW 2006

CHIEF EXECUTIVE OFFICER’S REVIEW

SALES $M	PROFIT $M
GROWTH	GROWTH

OUR YEAR IN BRIEF

>	SALES INCREASED BY 11% TO $26,475 MILLION.

>	STRONG PERFORMANCE OF FIVE KEY GROWTH PRODUCTS (NEXIUM, SEROQUEL, CRESTOR, ARIMIDEX AND SYMBICORT) WITH COMBINED SALES REACHING $13,318 MILLION, UP 23%.

>	OPERATING PROFIT INCREASED BY 28% TO $8,216 MILLION. OPERATING MARGIN IMPROVED BY 3.8 PERCENTAGE POINTS TO 31.0% OF SALES.

>	FREE CASH FLOW OF $6,788 MILLION. SHAREHOLDER RETURNS TOTALLED $5,382 MILLION (DIVIDENDS $2,220 MILLION; NET SHARE RE-PURCHASES $3,162 MILLION).

>	DIVIDEND INCREASED BY 32% TO $1.72.

>	EPS UP 34% TO $3.86.

>	OUR PRODUCT PORTFOLIO NOW INCLUDES 11 MEDICINES EACH WITH ANNUAL SALES OF MORE THAN $1 BILLION.

>	GOOD SALES GROWTH IN ALL REGIONS, WITH THE US UP 16%, EUROPE UP 6%, JAPAN UP 5% AND REST OF WORLD UP 11%.

>	BETWEEN 1 DECEMBER 2005 AND 31 JANUARY 2007, THE COMPANY HAS COMPLETED 12 SIGNIFICANT LICENSING AND ACQUISITION PROJECTS AND NINE SIGNIFICANT RESEARCH COLLABORATIONS.

AstraZeneca is a successful, research-based, prescription pharmaceutical business. We bring benefit for patients and add value for our shareholders and wider society through innovation and the responsible delivery of medicines in important areas of healthcare.

The demand for healthcare continues to grow. People are living longer, populations are increasing and the emergence of new economies means that the number of patients who can benefit from medicines is expanding. At the same time, many diseases remain under-diagnosed, sub-optimally treated or do not have effective therapies. Alongside these significant opportunities for AstraZeneca to make a difference, we face some tough challenges – including growing pressure on the price of our marketed products, higher costs and regulatory hurdles for the development of new ones and an increasingly competitive marketplace, including earlier challenges to our patents.

Our strategy for achieving sustained, industry-leading growth within this environment centres on three key priorities:

Strengthening our pipeline of new medicines, from our own research laboratories and by accessing scientific innovation outside AstraZeneca;

Delivering the full potential of all our marketed medicines, through rigorous life-cycle management, excellent customer support; and

Challenging our cost structure to make room for further investment in R&D and externalisation, while increasing access to our medicines.

PATIENTS, PRODUCTS, PEOPLE AND PERFORMANCE
Our business objectives are focused on four core areas – patients, products, people and performance – that we believe are core drivers of success in delivering our strategy.

To bring the most benefit for patients and those who treat them, we must continue to understand what makes a difference for them – and apply that insight across all of our activities to ensure we remain targeted on their changing needs. For the future, we recognise that sustainable long-term success depends on further strengthening the flow of new products – whether from our own laboratories or from outside AstraZeneca. The continued commitment and energy of our people is vital, and we aim to provide the leadership and support they need to deliver their best contribution to achieving our business goals. By keeping our promises in all aspects of our business, and effectively managing the associated opportunities and risks, we aim to drive a performance that will place us among the best in the industry.

OUR YEAR IN BRIEF
2006 saw some good progress. The Company delivered excellent financial results, with strong sales growth of 11%, enhanced by our continued commitment to improve productivity across the business.

Product performance
In the short to medium term, our growth is expected to continue to be driven by five key products, launched over the last 12 years – Arimidex, Crestor, Nexium, Seroquel and Symbicort. In 2006, these five key growth products together delivered sales of $13.3 billion, up 23% from last year, and overall sales of all our products, including our successful mature brands such as Casodex, Zoladex, Seloken/Toprol-XL, Zomig, Diprivan and Merrem, totalled $26.5 billion.

With sales of $1.5 billion, up 29% from last year, Arimidex is now the leading hormonal breast cancer therapy in the US, Japan and France. This continued growth is largely based on results from the ATAC study, which showed Arimidex to be superior to tamoxifen in the five years after surgery, when the risk

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"AFTER MY FIRST YEAR AS CHIEF EXECUTIVE OFFICER, I AM DELIGHTED TO INTRODUCE AN ANNUAL REVIEW THAT NOT ONLY RECORDS OUR STRONG FINANCIAL PERFORMANCE DURING 2006 BUT ALSO DEMONSTRATES OUR COMMITMENT TO OVERCOMING THE CHALLENGES THAT WE AND OUR INDUSTRY FACE IN AN EVER-TOUGHER ENVIRONMENT AND TO CONTINUING TO DELIVER A PERFORMANCE THAT WILL PLACE US AMONG THE BEST IN THE INDUSTRY."

01 PATIENTS
02 PRODUCTS
03 PEOPLE
04 PERFORMANCE

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ASTRAZENECA ANNUAL REVIEW 2006

CHIEF EXECUTIVE OFFICER’S REVIEW

JONATHAN SYMONDS
CHIEF FINANCIAL OFFICER

JOHN PATTERSON
EXECUTIVE DIRECTOR,
DEVELOPMENT

MARTIN NICKLASSON,
EXECUTIVE VICE-PRESIDENT,
GLOBAL MARKETING

TONY ZOOK
EXECUTIVE VICE-PRESIDENT,
NORTH AMERICA

of the cancer recurring is at its highest. In June, following approval through mutual recognition for a new use, many patients in Europe currently receiving tamoxifen can now be switched to Arimidex.

Crestor, our highly effective treatment for managing cholesterol levels, achieved sales of over $2 billion, an increase of 59% over last year. Data from two clinical studies (ORION in 2005 and ASTEROID in 2006) demonstrated strong potential for Crestor in the treatment of atherosclerosis. The METEOR study has also now been completed, and the results will be presented in March 2007. The METEOR study forms the basis of a submission for an atherosclerosis label made to the Food and Drug Administration (FDA) and in the EU through the Mutual Recognition Procedure in January 2007. ASTEROID and ORION were included in the submission as supportive studies.

Nexium, our treatment for acid-related diseases, achieved sales of $5.2 billion. During the year, we gained approval for the additional use of Nexium in children aged 12-17 years with gastro-oesophageal reflux disease, and for a new use in treating patients with the rare gastric acid disorder, Zollinger Ellison Syndrome.

Seroquel, with sales of $3.4 billion, further strengthened its position as the market-leading atypical anti-psychotic therapy in the US and continued to grow strongly elsewhere. Already used for the treatment of schizophrenia and bipolar mania, we gained approval during the year in the US for its use in bipolar depression. Seroquel is the first and only single agent medication approved for both mania and depression in bipolar disorder.

In December the European Patent Office ruled that one of the European substance patents for Nexium would be rejected. Both Nexium and Seroquel continue to be the subject of patent litigation in the US following the filing of Abbreviated New Drug Applications in 2005 and 2006. AstraZeneca continues to have confidence in the intellectual property portfolio protecting Nexium and Seroquel and will defend and enforce its intellectual property rights protecting both products.

Symbicort achieved global sales of $1.2 billion in 2006, up 18%. During the year it was approved in the US in a pressurised Metered Dose Inhaler for maintenance treatment of asthma in patients aged 12 years and above. We continue to plan for a US launch for Symbicort around the middle of 2007, although achieving this launch timeline is dependent upon successful transfer of technology from development to manufacturing and completion of validation batches. In addition, Symbicort SMART was approved for use in adults through the EU Mutual Recognition Procedure.

You can read more about our product performance in other sections of this report.

In our markets
The growing demand for healthcare means increasing pressure on the budgets of governments and others who pay for it. We must manage the associated downward pressure on the price of our products, whilst continuing to invest in providing medicines that make a difference. During 2006, pricing pressure was particularly strong in Europe, where governments continue to introduce cost-containment measures such as jumbo reference pricing in Germany. In the US, still the world’s largest pharmaceutical market, the Democratic gains in the mid-term election may signal further changes to the pricing environment in that country.

As we continue to focus on managing such challenges and building on our leading positions in established markets, we are also increasing our strength in fast-developing markets, such as China. During the year, we announced a $100 million R&D investment over the next three years in China, which reflects our commitment to building our presence in this important market. As part of this, I was pleased to hold in 2006 the first AstraZeneca Senior Executive Team meeting in that country.

Strengthening our pipeline
There are three linchpins in our strategy to strengthen the pipeline. First, improve the productivity of our own in-house discovery and development efforts. Second, continue to increase the pace with which we evaluate and acquire promising projects from external sources. This is not a short-term stopgap to backfill the pipeline. It represents an important change in mindset. We are making a long-term commitment to step up our access to the world of scientific innovation that resides outside AstraZeneca. The third element is our commitment to establishing AstraZeneca as a major international presence in biopharmaceuticals.

Enhancing in-house discovery and development
During 2006 we continued our drive to improve the efficiency of our internal R&D processes and the effectiveness of our decision-making so that we can quickly eliminate weaker drug candidates and concentrate on the robust, rapid progress of the ones most likely to succeed as significant advances in healthcare. We also reviewed our disease target areas and re-focused our effort to ensure our scientific resources are prioritised on those areas where we believe our skills can make the most difference and where the largest opportunities lie.

The results of our drive to improve productivity are reflected in the sustained size of the early development portfolio. During 2006, 21 candidate drugs were selected for development (compared with 25 in 2005 and 18 in 2004). We have a number of compounds in the later stages of development including Zactima and Recentin

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DAVID BRENNAN CHAIRS THE SENIOR EXECUTIVE TEAM, THE OTHER MEMBERS OF WHICH ARE SHOWN HERE.

DAVID SMITH	JAN LUNDBERG	BRUNO ANGELICI	TONY BLOXHAM
EXECUTIVE VICE-PRESIDENT,	EXECUTIVE VICE-PRESIDENT,	EXECUTIVE VICE-PRESIDENT,	EXECUTIVE VICE-PRESIDENT,
OPERATIONS	DISCOVERY RESEARCH	EUROPE, JAPAN, ASIA PACIFIC AND ROW	HUMAN RESOURCES

(formerly AZD2171) for treating cancer, and AGI-1067 and AZD6140 for cardiovascular disease.

Accessing external innovation
Our commitment to keeping up the pace of externalisation to further strengthen our pipeline is reflected in our establishment of a new Strategic Planning and Business Development function, dedicated to finding the best opportunities available and delivering high quality deal execution and alliance management capabilities. In January 2007 we made a significant step in strengthening our late-stage pipeline when we announced a collaboration with Bristol-Myers Squibb Company (BMS) to develop and commercialise two late-stage compounds, discovered by BMS, being studied for the treatment of Type 2 diabetes – an area of high unmet medical need. Together with other recent successes, such as the alliance with Schering AG to co-develop and jointly commercialise a novel breast cancer treatment and the collaboration with Abbott to co-develop and market a combination treatment for mixed dyslipidaemia, it also indicates the progress we have already made towards becoming a preferred partner.

Building our biopharmaceuticals presence
Biopharmaceuticals – medicines derived from biological molecules – have been the fastest-growing segment of the pharmaceuticals market in recent years. While AstraZeneca’s science base already possessed some discovery and development capabilities for new biological medicines, our historic strength has been centred on small molecules. We need to strengthen our capacity to attack new disease targets with small molecules and biologicals in an integrated fashion, across all our therapy areas. Our acquisition of Cambridge Antibody Technology Group plc (CAT) was a significant step towards achieving this aim. CAT’s skills in biopharmaceuticals complement our own expertise in small molecule science, and provide a foundation for building a future pipeline of new products from both areas of research. We anticipate that from 2010 onwards, one in four AstraZeneca candidate drugs eligible for full development will be biologicals.

These efforts will strengthen our long-term sustainability and help us to withstand the impact of some of the setbacks that we experienced with our pipeline this year. In February 2006, we withdrew our anti-coagulant, Exanta, from the market and halted its development on patient safety grounds. We also stopped late-stage development of Galida, our potential diabetes therapy, and NXY-059, a potential treatment for stroke, because they were not demonstrating sufficient patient benefit. Whilst such decisions are disappointing to make, they are an indication of the challenges associated with delivering a new medicine and reflect our commitment to patient safety and to maintaining a portfolio of only the highest quality, highest potential candidates.

Throughout all of these activities, maintaining our fundamental commitment to corporate responsibility (CR) remains a top priority. More information about our CR commitment, policies and performance in this area is available in our separate Corporate Responsibility Summary Report 2006 or on our website.

THE PEOPLE OF ASTRAZENECA
In my first year as CEO, I have visited many areas of AstraZeneca and have been consistently impressed with the skills, creativity and professionalism of our people around the world. They are our most valuable asset, and without their continued commitment to achieving our goals we would not succeed. I would like to take this opportunity to thank them for their hard work and contribution to driving the continued success of the Company.

LOOKING FORWARD
The pharmaceutical industry operates in an increasingly tough environment. We know that, to continue to be successful in this environment, we must recognise and manage the challenges and actively exploit the many opportunities that rising demand for healthcare and advances in science and technology offer.

Strengthening the pipeline remains our top priority. However, we will also continue to challenge all elements of our business to drive productivity and provide for the increased investment to support achievement of our strategic objectives. As part of this, in February 2007, we announced further plans to improve the efficiency and effectiveness of our supply organisation, which will involve reductions to the workforce. Decisions such as these are not taken lightly and I am very aware of the impact this will have on the people affected and the communities in which we operate. The reductions will be the subject of a full consultation process with works councils, trade unions and other employee representatives, and in accordance with local labour laws, to ensure the process is fair and transparent.

I am confident that, with strong leadership, clear direction and a sense of urgency around delivery, we have a sound platform for continued success. Above all, my aim is to deliver sustained, profitable and responsibly managed growth while ensuring that AstraZeneca continues to make a valuable contribution to global healthcare.

DAVID R BRENNAN
CHIEF EXECUTIVE OFFICER

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ASTRAZENECA ANNUAL REVIEW 2006

6	WE HAVE A POWERFUL RANGE OF MEDICINES TARGETED AT MEETING PATIENT NEEDS IN SIX IMPORTANT AREAS OF HEALTHCARE – CARDIOVASCULAR, CANCER, GASTROINTESTINAL, INFECTION, NEUROSCIENCE, AND RESPIRATORY AND INFLAMMATION – HELPING TO IMPROVE HEALTH AND QUALITY OF LIFE FOR MILLIONS OF PEOPLE WORLDWIDE.	WE HAVE A TEAM OF OVER 500 CLINICAL DRUG SAFETY PROFESSIONALS DEDICATED TO ENSURING THAT WE MEET OUR COMMITMENT TO DRUG SAFETY THROUGHOUT A MEDICINE’S LIFE-CYCLE.

01	AT ASTRAZENECA, WE SHARE A COMMON AIM – TO MAKE OUR BEST CONTRIBUTION TO THE FIGHT AGAINST DISEASE BY PROVIDING MEDICINES THAT MAKE THE BIGGEST POSSIBLE DIFFERENCE IN PATIENT HEALTH DAY BY DAY.
PATIENTS

MEETING THE NEEDS OF PATIENTS AND THOSE WHO TREAT THEM IS AT THE HEART OF EVERYTHING WE DO.

WE FOCUS OUR RESOURCES ON SIX THERAPY AREAS WHERE WE BELIEVE OUR SKILLS AND EXPERIENCE CAN MAKE THE MOST DIFFERENCE.

THESE AREAS INCLUDE SOME OF THE WORLD’S MOST SERIOUS ILLNESSES AND TOGETHER REPRESENT A MAJOR WORLDWIDE BURDEN OF DISEASE.

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WE CONTINUOUSLY TALK
TO PATIENTS AND THEIR
PHYSICIANS TO UNDERSTAND
THEIR CHANGING NEEDS.

OUR FOCUS

>	PROVIDING INNOVATIVE, EFFECTIVE MEDICINES THAT MAKE A DIFFERENCE IN IMPORTANT AREAS OF HEALTHCARE.

>	UNDERSTANDING WHAT PATIENTS NEED AND WHAT THEY VALUE.

>	MAKING ALL OUR MEDICINES WORK TO THEIR FULL POTENTIAL.

>	ENSURING PATIENT SAFETY CONTINUES TO BE A CORE PRIORITY.

>	COMMUNICATING OPENLY ABOUT THE BENEFITS AND RISKS OF OUR MEDICINES.

EVEN AFTER A NEW MEDICINE IS LAUNCHED, WE CONTINUE TO EXPLORE ALL THE WAYS IT CAN BE USED TO GET THE MOST BENEFIT FOR PATIENTS.

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ASTRAZENECA ANNUAL REVIEW 2006

PATIENTS

HELPING PATIENTS MEET THE CHALLENGE	our new Symbicort Maintenance and Reliever Therapy (SMART). SMART represents a change in medical practice because it puts asthma sufferers more in control of managing their extremely variable disease. It combines, in a single inhaler, a rapid-acting and long-lasting bronchodilator and a corticosteroid, which provides an important anti-inflammatory effect. Patients take a maintenance dose in line with normal practice to establish asthma control, and then take additional inhalations when they start to get worsening symptoms, to deliver both rapid relief and increased asthma control. The use of a single inhaler (instead of the usual two) simplifies the treatment regime for the patient and reduces the risk of an attack because the underlying inflammation is treated with every inhalation, even when used for symptom relief.

During the year, Symbicort was also approved in the US in a pressurised Metered

We have a powerful range of medicines targeted at meeting patient needs in important areas of healthcare. Many of them are world leaders. All of them are designed to be innovative and effective and to offer added patient benefits such as reduced side effects or better ways of taking the treatment. And we don’t stop there. Even after a new medicine is launched, we continue to explore all the ways it can be used to get the most benefit for patients.

Take Symbicort for example. Originally introduced for treating asthma, it is now also used to combat chronic obstructive pulmonary disease – a major threat to life. We also continued to develop Symbicort for the treatment of asthma and during 2006 we received approval in the EU for

THE HEALTH CHALLENGES

CARDIOVASCULAR	NEUROSCIENCE	GASTROINTESTINAL

Cardiovascular disease claims over 17 million lives worldwide each year – making it the greatest risk to life for most adults. One in three adults have some form of cardiovascular disorder, such as high blood pressure, high cholesterol levels or diabetes.	Around 1% of people are affected by schizophrenia at some time in their life and 15% of people suffer from major depression on at least one occasion. Alzheimer’s disease, the most common cause of dementia, affects more than 24 million people worldwide. Pain management is the most common reason for seeking medical care.	Between 10% and 20% of adults in the western world are estimated to suffer from gastro-oesophageal reflux disease (GERD). The prevalence of GERD in Asia is lower, but increasing.

CANCER	RESPIRATORY & INFLAMMATION	INFECTION

Cancer is the second greatest cause of death in the developed world and there is evidence of the same trend in the developing world. Breast, prostate and colo-rectal cancers are common in the western world, with gastric and liver cancers being more prevalent in Asia. Globally, lung cancer kills more people than any other cancer type.	100 million people worldwide suffer from asthma, according to WHO estimates. Chronic obstructive pulmonary disease is the fourth greatest cause of death globally. Rheumatoid arthritis and osteoarthritis, severely disabling joint diseases, are also an area of significant need.	Infectious diseases cause more than 11 million deaths each year. The need for antibiotics remains high due to the growing risk of serious infection and increasingly drug-resistant strains. Tuberculosis is one of the leading causes of death from infectious diseases worldwide, claiming over 5,000 lives every day.

Dose Inhaler (pMDI) for the maintenance treatment of asthma in patients aged 12 years and above. Launch is anticipated in 2007.

When we launched Seroquel, our treatment for schizophrenia, in 1997, both healthcare professionals and patients were quick to recognise the benefits it offered in terms of effective control coupled with a more favourable side-effect profile. We have since developed and launched Seroquel for the treatment of bipolar mania as well as schizophrenia, helping more people around the world to lead normal lives. During 2006, we also gained approval in the US for its use in bipolar depression. Seroquel is the first and only single-agent medication approved for both mania and depression in bipolar disorder.

Since its introduction in the 1990s, our cancer therapy, Arimidex, has had a pioneering role in establishing new standards of breast cancer treatment for postmenopausal women. It has now overtaken the long-established gold standard therapy, tamoxifen, in the US, Japan and France, because of its superior effectiveness in the five years after surgery when the risk of recurrence is at its highest. This level of efficacy, coupled with its known, predictable and manageable side-effect profile, has established Arimidex as one of the leading hormonal breast cancer treatments in the world. During 2006,

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following approval for a new use, patients in Europe currently receiving tamoxifen can now be switched to Arimidex.

The main symptoms of gastro-oesophageal reflux disease (GERD), often called “heartburn” or “acid reflux”, can significantly affect the sufferer’s quality of life. Left untreated, the disease can cause more serious problems such as stomach ulcers or cancer of the oesophagus. Our range includes two proton pump inhibitors that work on the cells in the stomach that make acid, to reduce the amount of acid produced and released into the stomach. We introduced the world’s first proton pump inhibitor, Losec/Prilosec, in 1988, and have since developed an improved therapy, Nexium. Launched in 2000, Nexium provides healing and symptom relief in more patients and in a shorter period of time than its leading competitors (including our original therapy). During 2006, we broadened the use of Nexium with approval in the US for its additional use in children with GERD aged 12-17 years, and in the EU, US and Australia it was approved for a new use in treating patients with the rare gastric acid disorder, Zollinger Ellison Syndrome.

Improved healthcare means treating the causes of illness as well as the symptoms. Our range includes Crestor, a statin for controlling levels of cholesterol that can contribute to heart disease. Although there are other statins on the market, Crestor is increasingly recognised as being particularly valuable for high-risk patients because of its powerful effect in lowering low-density (“bad” cholesterol) and raising high-density (“good” cholesterol) lipids.

IMPROVING OUR ABILITY TO TARGET INDIVIDUAL NEEDS

Our work also focuses on areas where treatment options are limited and medical needs are not being adequately met. When launched in 2002, Iressa was the first in a new class of targeted anti-cancer drugs to be approved for the treatment of advanced non-small cell lung cancer (NSCLC). Those patients who benefit from Iressa tend to do so quickly and sometimes results are dramatic.

In 2004, the results of a study in advanced NSCLC patients for whom chemotherapy had not worked, showed some improvement in survival. Whilst the results were not statistically significant for the overall study population, they did confirm a number of clinical benefits of Iressa, including tumour shrinkage, and showed a significant increase in survival in patients of Asian ethnicity and in patients who had never smoked.

Following the study, AstraZeneca voluntarily withdrew the European submission for Iressa and regulatory authorities in the US and Canada restricted the use of Iressa to those patients already benefiting from the drug. In the Asia Pacific region, due to the ethnic differences in lung cancer, Iressa has become an established therapy for pre-treated advanced NSCLC. Progress continues to be made in identifying which patients, in which treatment settings, are most likely to benefit from Iressa. In 2006, the results of a study in a Japanese patient population failed to demonstrate statistical non-inferiority of Iressa for overall survival. However, we do not believe this alters the benefit/risk profile of Iressa in pre-treated Japanese NSCLC patients.

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ASTRAZENECA ANNUAL REVIEW 2006

PATIENTS

During 2006, we undertook a comprehensive stakeholder engagement exercise across the full range of our key stakeholders to understand better their perception of AstraZeneca and its activities.

The feedback from this initiative is helping to inform the development of a more consistent approach to stakeholder engagement and reputation management across the Company. This includes further improving our ability to gain, and consistently capture, the insight that helps us to remain focused on real patient needs.

LISTENING AND LEARNING

Understanding the needs of patients and healthcare professionals, and the attitudes of regulators and those who pay for healthcare, is critical to our continued success. We work closely with these groups across all our activities to gain the insight we need to maintain a flow of new, targeted medicines that make a difference for patients and our other stakeholders.

As part of this, we continuously talk to patients and their physicians to understand what they need and want. This includes working with, and supporting patient groups who represent the particular demands of specific health issues, as well as discussing with healthcare professionals the broader range of disease challenges they and their patients face.

We also talk to patients and physicians about what more we can do to help them manage the healthcare challenges, beyond the provision of effective medicines.

For example, people being treated for high cholesterol sometimes find the treatment goals too hard to reach, particularly as their condition does not make them feel unwell. So patients may give up before achieving their goals if they do not get rapid results from a medication. We have therefore re-shaped our communications to address the patient’s emotional as well as medical needs.

By including information about how quickly Crestor can have an effect, we hope to help to encourage people to stay with their treatment and reach their cholesterol targets.

In a different approach to helping patients keep up with their treatment, a small localised trial was recently conducted to assess the use of mobile phone technology and text messaging to remind patients to take their medication. The pilot focused on Seroquel because schizophrenia is a condition where outcomes are critically affected by the levels of treatment adherence. Patients found the text reminders useful in helping them to follow a regular regime and healthcare professionals welcomed the idea. Further trials are underway or planned to further evaluate the system.

CONTINUOUS FOCUS ON PATIENT SAFETY

The safety of the patients who take our medicines is a fundamental consideration throughout all of our activities. Ideally, a medicine would target only the disease that it is meant to treat and would not have any other effect. In reality, however, despite the best efforts of scientists, such a medicine does not yet exist and all medicines have possible side effects that some patients might experience. Healthcare professionals, in consultation with their patients, must therefore weigh the benefits of a medicine against its possible side effects and decide the acceptable level of risk.

We aim to minimise the risks and maximise the benefits of each of our medicines – throughout their life-cycles. In discovery research, where we investigate thousands of compounds for their potential to become a new medicine, only a small number succeed because of the demanding criteria of our selection process, which centres on safety and how the medicine works. During the

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INFORMATION ABOUT OUR CLINICAL TRIALS IS AVAILABLE VIA OUR DEDICATED WEBSITE WWW.ASTRAZENECACLINICALTRIALS.COM.

development of the highest potential compounds, safety continues to be a priority focus. Safety data from animal studies are required by regulatory authorities before a potential new medicine can be tested in humans, and throughout human testing safety information is continuously collected and evaluated. Getting approval to market a new medicine depends on the regulatory authorities agreeing with us, after their rigorous review of our submissions, that it has an acceptable benefit/risk profile.

Understanding how our medicines are working on a day-to-day basis is also crucial to protecting the safety of the patients who take them. After launch, we continue to monitor all our medicines for any side effects not identified during the development process.

Our decision in 2006 to withdraw our anti-coagulant, Exanta, from the market, and terminate its development, was triggered by new clinical trial data indicating a potential risk of severe liver injury. The data came from a clinical trial to examine the use of Exanta after orthopaedic surgery to prevent venous thromboembolism over 35 days, longer than was currently approved for marketing. In the interests of patient safety, we took Exanta off the market as well as halting its development.

We communicated widely with regulatory authorities and with all prescribers and healthcare professionals to advise them that no new patients should be started on Exanta. We also worked to ensure that, given the media coverage of the withdrawal, our communications included a message to patients that they should not stop taking their tablets without first speaking to their doctor.

DEDICATED DRUG SAFETY RESOURCES

We have an experienced, in-house team of over 500 clinical drug safety professionals working across AstraZeneca and dedicated to the task of ensuring that we meet our commitment to drug safety throughout the processes described above. Each of our products (whether in development or on the market) has an assigned global drug safety physician who, supported by a team of drug safety scientists, is responsible for that product’s continuous safety surveillance. Drug safety managers in each of our national companies have local responsibility for product safety within their respective countries.

ONGOING COMMUNICATION

As part of the process for the approval of new medicines, and beyond, we work with regulators to develop prescribing information that gives healthcare professionals the benefit/risk information they need to make prescribing decisions, including indications for use, dosing recommendations, warnings and contra-indications and what side effects might be experienced. Where appropriate, we also make information available to patients about our medicines and how they should be taken.

We publish, and provide open access to, the findings of AstraZeneca-sponsored clinical trials, whether favourable or unfavourable, together with the latest information about trials currently underway. This information is available via our dedicated website, astrazenecaclinicaltrials.com.

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ASTRAZENECA ANNUAL REVIEW 2006

THE NUMBER OF PROJECTS WE HAVE IN OUR DEVELOPMENT PIPELINE

02	THE VALUE THAT WE BRING TO SOCIETY CENTRES ON OUR ABILITY TO DISCOVER,
DEVELOP AND DELIVER PRODUCTS THAT MAKE A MAJOR CONTRIBUTION TO HEALTHCARE.
OUR CONTINUED BUSINESS SUCCESS DEPENDS ON MAINTAINING THE QUALITY OF THAT
CONTRIBUTION WITHIN AN EVER MORE CHALLENGING BUSINESS ENVIRONMENT.

PRODUCTS

THERE IS A GROWING DEMAND FOR HEALTHCARE. PEOPLE ARE LIVING LONGER, POPULATIONS ARE INCREASING AND MANY DISEASES ARE STILL NOT WELL MANAGED. ALONGSIDE THESE OPPORTUNITIES, WE FACE MANY CHALLENGES INCLUDING INCREASING PRESSURE ON THE PRICE OF OUR MEDICINES, HIGHER REGULATORY HURDLES FOR THE DEVELOPMENT OF NEW ONES AND INCREASINGLY TOUGH COMPETITION.

WE KNOW THAT WE MUST MANAGE THE CHALLENGES AND MAKE THE MOST OF THE OPPORTUNITIES TO MAINTAIN A FLOW OF PHARMACEUTICAL ADVANCES THAT MAKE A REAL DIFFERENCE.

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WE HAVE SALES IN OVER 100 COUNTRIES		$16M SPENT ON R&D EACH WORKING DAY

OUR FOCUS

		>	IMPROVING THE QUALITY AND SPEED OF OUR DISCOVERY AND DEVELOPMENT OF NEW MEDICINES.

		>	ACCESSING EXTERNAL INNOVATION POTENTIAL TO ENHANCE OUR INTERNAL EFFORT.
OUR GROWTH IS BEING DRIVEN BY FIVE KEY PRODUCTS WHICH PROVIDE THE PLATFORM FOR CONTINUED SUCCESS WHILST WE BUILD FOR THE FUTURE.
		>	PROMOTING EXCELLENCE AND HIGH STANDARDS IN MARKETING TO GET THE MOST VALUE FROM OUR ESTABLISHED BRANDS.

		>	INCREASING OUR STRENGTH THROUGH STRATEGIC INVESTMENT IN FAST-DEVELOPING MARKETS.
SALES $M

21 CANDIDATE DRUGS WITH THE POTENTIAL TO BECOME NEW MEDICINES IDENTIFIED IN 2006.

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ASTRAZENECA ANNUAL REVIEW 2006

PRODUCTS

R&D INVESTMENT

DEVELOPMENT PROJECTS[1]

“ MY NUMBER ONE PRIORITY IS TO DELIVER A STREAM OF MEDICINES THAT MEET UNMET PATIENT NEEDS. TO ACHIEVE THIS, WE MUST HAVE AN ORGANISATION THAT IS FIT FOR PURPOSE AND CAPABLE OF DISCOVERING AND DEVELOPING BETTER MEDICINES WITH A VERY STRONG EMPHASIS ON QUALITY AND SAFETY. IN OUR COMPETITIVE WORLD, SPEED IS ALSO VITAL.

IN THE SHORT TERM, OUR BUSINESS NEEDS WILL BE MET THROUGH LIFE-CYCLE MANAGEMENT AND DELIVERY OF OUR PHASE III PROGRAMMES.

IN THE MID-TERM, WE LOOK TO DRIVE OUR PHASE I, PHASE II AND PRE-CLINICAL PROJECTS TOWARDS PROOF OF CONCEPT AND PROOF OF PRINCIPLE AS RAPIDLY AS POSSIBLE, WHILST RECOGNISING THAT WE NEED TO CONTINUE TO ACCESS THE ENORMOUS WORLD OF EXTERNAL SCIENCE.

IN THE LONG TERM, IN ADDITION TO OUR CURRENT CAPABILITIES, WE’RE ALSO SEEKING TO TRANSFORM ASTRAZENECA THROUGH THE USE OF NOVEL BIOMARKERS AND IMAGING AS WELL AS A STRATEGIC MOVE INTO BIOLOGICALS TO BUILD A MAJOR PRESENCE IN THE FAST-GROWING BIOPHARMACEUTICALS SECTOR.”

JOHN PATTERSON FRCP
EXECUTIVE DIRECTOR, DEVELOPMENT

OUR PATH TO INNOVATION

Bringing a new medicine to market is a long, complex, expensive and risky process. It can take 8-12 years of discovery and development involving highly skilled scientists and state-of-the-art equipment, facilities and technologies. Many thousands of compounds are investigated to identify those with the highest potential to become a new medicine. Very few will make it to market because of the demanding criteria we, and our regulators, set for success. Typically, over $800 million is invested in a new medicine before the first dollar of sales is realised.

We have a global research organisation, with around 12,000 people at 16 major centres in eight countries dedicated to the discovery and development of new products that make a difference. In drug discovery, we use leading-edge science and technologies to identify new compounds with high potential as new medicines. In development, we focus on developing better medicines faster. All our scientists work across global and organisational boundaries to share experience, promote best practice and maximise the scientific potential that our size and global reach offer.

FOCUSED ON CONTINUOUS IMPROVEMENT
We want to be among the best in the industry for the quality and speed with which we get new medicines to market, which is why we work continuously to improve the efficiency of our processes so that we can quickly eliminate weaker compounds and concentrate on the robust, rapid progress of the ones most likely to succeed as significant advances in healthcare.

During 2006, we also reviewed our disease target areas and re-focused our efforts, to ensure our scientific resources are best positioned to enhance our contribution to healthcare and long-term competitiveness. We are still focused on the same therapy areas, but within these areas we have prioritised the diseases where we believe our skills can make the most difference and have withdrawn from those where we believe we have less chance of success. We also established a New Opportunities Team during the year, which is dedicated to reviewing and evaluating appropriate new opportunities beyond our current therapy areas.

The results of our drive to improve productivity are reflected in the growth of our early development portfolio. During 2006, 21 candidate drugs were selected (compared to 25 in 2005 and 18 in 2004). We have a number of compounds in the later stages of development including Zactima and Recentin (formerly AZD2171) for treating cancer, and AGI-1067 and AZD6140 for cardiovascular disease. Details of all the compounds in our pipeline are provided in the table on pages 18 and 19.

EXPANDING OUR
INNOVATION POTENTIAL

In today’s world of rapid scientific progress, no single company can rely exclusively on its own discovery and development and we seek to strengthen our internal capabilities through acquisitions and alliances with external partners whose skills and resources complement our own. We have more than 1,850 R&D collaborations and agreements in place that broaden our base for disease research.

In 2006, we stepped up the pace. We continuously monitor new and emerging sciences for opportunities that will help us to develop the next generation of medicines that offer better results for patients.

1	Includes New Chemical Entities and Line Extensions

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CANDIDATE DRUG DELIVERY	CAMBRIDGE ANTIBODY TECHNOLOGY’S SKILLS IN BIOLOGICAL THERAPEUTICS COMPLEMENT OUR OWN EXPERTISE AND STRENGTH IN SMALL-MOLECULE SCIENCE.
NEW COMPOUNDS IDENTIFIED WITH HIGH POTENTIAL
TO BE NEW MEDICINES

One such opportunity is biopharmaceuticals – medicines derived from biological molecules, which are usually produced naturally by living organisms in response to disease, for example antibodies. New technologies have opened up the possibility of imitating and improving on the natural response, where it is not itself being effective.

In line with our strategic aim of building a major presence in this fast-growing area, and building on a successful alliance, during 2006 we acquired Cambridge Antibody Technology Group plc (CAT) – a leading UK-based biotechnology company. CAT’s skills in biological therapeutics complement our own expertise and strength in small- molecule science, and provide a foundation for building a future pipeline of new products from both areas of research. We anticipate that from 2010 onwards, one in four AstraZeneca candidate drugs eligible for full development will be biologicals.

Other significant transactions during the year included the alliance with Schering AG to co-develop and jointly commercialise a novel breast cancer treatment and the collaboration with Abbott to co-develop and market a combination treatment for cholesterol. In January 2007, we also announced a worldwide collaboration with Bristol-Myers Squibb Company to develop and commercialise two investigational compounds being studied for the treatment of Type 2 diabetes.

Formed in 2006, our new Strategic Planning and Business Development organisation (SPBD) is designed to further improve the focus, co-ordination and execution of our externalisation activity, specifically the accessing of external research and development technologies, products and collaborations.

TARGETING THE NEEDS

We work across functional boundaries within the Company to ensure that we maintain the quality of our portfolio by effectively prioritising the emerging research opportunities, developing these to meet market needs and maximising the potential of our marketed brands.

To guide our activity, we define at an early stage what we believe the profile of a medicine needs to be to work most effectively in combating a particular disease. These disease ‘target product profiles’ (TPPs) are based on our insight into the needs of patients and others for whom a medicine must do its job, including prescribers and those who pay for healthcare.

When we identify a compound with high potential to become a new medicine, we create a TPP specifically for that candidate drug (CD). This profile is then used throughout the CD’s development, and beyond, to measure its progress against the criteria we, and our regulators, have set for it. This enables us to prioritise our further investments across the full range of CDs in our product pipeline and maintain a focus on those that are most likely to succeed as innovative new medicines.

During 2006, we stopped the development of two products in our pipeline because they failed to meet their TPPs, namely a potential new diabetes therapy and a treatment for stroke. Whilst disappointing to make, decisions such as these are an indication of the challenges associated with delivering a new medicine, and reflect our commitment to maintaining a portfolio of only the highest quality, highest potential candidates.

DRIVING GROWTH
OF OUR MARKETED MEDICINES

In the highly competitive environment in which we work, driving top performance of our products in the marketplace is critical to our success. In the short to medium term, our growth is being driven by five key products, launched over the last 12 years, which provide the platform for our continued success whilst we build for the future through improved internal productivity and accessing external innovation potential.

In 2006, these five growth drivers (Arimidex, Crestor, Nexium, Seroquel and Symbicort) together delivered sales of $13.3 billion, up 23% from last year, and overall sales of all our products, including our successful mature brands such as Zoladex, Seloken/Toprol-XL, Casodex, Zomig and Merrem, totalled $26.5 billion (up 11%). The individual performance of each of our biggest selling brands is shown on page 13.

THINKING GLOBALLY, ACTING LOCALLY
We are proud of our global capabilities, but know that a local touch makes all the difference.

Active in over 100 countries, we have an extensive worldwide sales and marketing network dedicated to building strong relationships in local markets and responding quickly and effectively to our customers’ changing needs. We sell mostly through our own national companies and our products are marketed mainly to doctors and other healthcare professionals. This starts with face-to-face contact with our sales representatives – still the single most effective marketing method.

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ASTRAZENECA ANNUAL REVIEW 2006

PRODUCTS

DURING THE YEAR, WE OPENED A NEW $60 MILLION CANCER RESEARCH FACILITY AND A NEW $16 MILLION BIOLOGY UNIT IN THE UK, BUILDING ON OUR STRONG RESEARCH BASE THERE. WE ALSO ANNOUNCED A $100 MILLION R&D INVESTMENT OVER THE NEXT THREE YEARS IN CHINA, INCLUDING THE CONSTRUCTION OF A DEDICATED INNOVATION CENTRE THAT WILL FOCUS INITIALLY ON CANCER.

downward pressure on the price of our products whilst continuing to make the investment needed to maintain a flow of new medicines.

When setting the price of a medicine, we take into consideration its full value to patients, to those who pay for healthcare and to society in general. Our pricing also takes account of the fact that, as a publicly owned company, we have a duty to ensure that we continue to deliver a return on investment for our shareholders. We balance many different factors, including ensuring appropriate patient access, in our global pricing policy, which provides the framework for optimising the profitability of our products in a sustainable way.

INTELLECTUAL PROPERTY

Our policy is to apply for appropriate intellectual property protection for all of the inventions and innovations that arise from our drug discovery, development, manufacturing and other business activities. This policy is designed to provide each of our products with an effective portfolio of valid, enforceable patent and other intellectual property rights in all significant markets to protect against unauthorised competition during commercialisation.

When a new medicine is launched, we typically have between eight and 15 years of patent protection in which to recoup our investment in providing medicines for important areas of healthcare. When our intellectual property protection expires, other companies can begin selling generic versions of our medicines at lower costs, because they do not need to bear the high costs of research that we do.

We believe our sales forces are among the best, and we continue to promote best practice and high performance through global training programmes designed to ensure appropriate scientific knowledge, as well as to drive sales force effectiveness and marketing excellence.

To complement the work of our sales forces, we use a wide range of communication tools, including the internet, which plays an increasingly important role in informing healthcare professionals and othsers about AstraZeneca’s medicines and the diseases they treat. We also use direct-to-consumer television advertising in the US where it is an approved and accepted practice.

Whatever the channel of contact, we are committed to delivering high standards of ethical practice in all our sales and marketing activities worldwide, backed by global and national codes of practice and rigorous monitoring processes. You can read more about this in our separate Corporate Responsibility Summary Report 2006, or on our website.

Making sure that our customers get fast, efficient and secure delivery of our products, whenever and wherever they need them, is another priority for us. Our supply chains are structured to be flexible and responsive, with 27 manufacturing sites in 19 countries worldwide dedicated to meeting local needs.

Driving success in key markets is a top priority. Alongside building on our leading positions in established markets such as the US, Japan and Europe, we continue to increase our strength through strategic investment in fast-developing markets, such as China.

During 2006, we announced a $100 million investment over the next three years in the establishment of the AstraZeneca Innovation Centre in China. The Centre will work on translational science by developing knowledge about Chinese patients, biomarkers and genetics. The initial therapy area focus will be cancer. We are also expanding our research capabilities in China by increasing further the number of scientific collaborations with local Chinese organisations and through our plan to establish a China Clinical Pharmacology Unit.

PRODUCT PRICING

Medicines usually represent only between 10% and 20% of a country’s total expenditure on healthcare and less than 2% of GDP in most countries. Nevertheless, the growing demand worldwide means increasing pressure on budgets for those who pay for healthcare – including governments, health insurers, managed care organisations, employers and patients. Our ongoing challenge is to manage the associated

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90% OVER 90% OF NEW MEDICINES COME FROM RESEARCH-BASED INDUSTRY. NO ONE ELSE HAS THE COMBINATION OF SKILLS, EXPERIENCE AND RESOURCES TO DO ALL THAT IS NEEDED TO DELIVER REAL PHARMACEUTICAL ADVANCES.

BRINGING ECONOMIC BENEFITS

Our medicines offer economic advantages as well as therapeutic benefits, and in our discussions with those who pay for healthcare, we include explanation of these advantages to ensure the full value of our medicines is understood. This requires investment, throughout the development of a medicine, in studies to demonstrate cost-effectiveness, cost-benefit and outcomes (such as survival and quality of life improvements) in addition to traditional studies designed to establish safety and efficacy.

Effective treatments can help to save healthcare costs by reducing the need for more expensive care, such as hospital stays or surgery. For example, a 2002 study in the US found that for each additional $1 spent on newer medicines, $6.17 could be saved on total healthcare expenditure (including a saving of $4.44 in hospital costs)*.

There are productivity benefits too. The use of innovative medicines that reduce the incidence of disease, or enable better disease management, means less time off work or away from school or other daily activities – helping patients to lead normal, productive lives.

As well as our products, our business activities in general also contribute to the economic development of the communities in which we operate, through local employment and wages, taxes, community support and the purchase of materials and services that are sourced locally and nationally. We are beginning to contribute in a similar way as we expand our presence in emerging economies through investment in facilities, collaborations with local partners and clinical trial programmes as well as employing people from the local community.

*	Frank R. Lichtenberg: “Benefits and Costs of Newer Drugs: An Update”, National Bureau of Economic Research, Cambridge, MA. June 2002.

OUR PRODUCT RANGE

CANCER
Arimidex (anastrozole) is a leading aromatase inhibitor for the treatment of breast cancer.
Casodex (bicalutamide) is a leading anti-androgen therapy for the treatment of prostate cancer.
Faslodex (fulvestrant) is an oestrogen receptor antagonist for the treatment of breast cancer.
Iressa (gefitinib) is an EGFR-TKI that acts to block signals for cancer cell growth and survival in NSCLC.
Nolvadex (tamoxifen citrate) remains a widely prescribed breast cancer treatment.
Zoladex (goserelin acetate implant) is a LHRH agonist for treating prostate and breast cancer.
Abraxane® (paclitaxel protein-bound particles for injectable suspension), an albumin-bound formulation for treating breast cancer, owned by and co-promoted in the US with, Abraxis BioScience, Inc.

CARDIOVASCULAR
Atacand[1] (candesartan cilexetil) is an angiotensin II antagonist for treating hypertension and heart failure.
Crestor[2] (rosuvastatin calcium) is a statin for treating cholesterol levels.
Plendil (felodipine) is a calcium antagonist for the treatment of hypertension and angina.
Seloken/Toprol-XL (metoprolol succinate) is a once daily treatment for high blood pressure, heart failure and angina.
Zestril[3] (lisinopril dihydrate) is an ACE inhibitor, for treating a wide range of CV diseases, including hypertension.

GASTROINTESTINAL
Entocort (budesonide) is a locally acting corticosteroid for the treatment of inflammatory bowel disease.
Losec/Prilosec (omeprazole) was the first proton pump inhibitor (PPI) and is used to treat acid-related diseases.
Nexium (esomeprazole magnesium) is a PPI for the treatment of acid-related diseases.

INFECTION
Merrem/Meronem[4] (meropenem) is an intravenous carbapenem antibiotic for the treatment of serious, hospital-acquired infections.

NEUROSCIENCE
Diprivan (propofol) is used intravenously for the induction and maintenance of anaesthesia and for intensive care sedation.
Naropin (ropivacaine) is the world’s best selling, long-acting local anaesthetic.
Seroquel (quetiapine fumarate) is an atypical anti-psychotic drug for schizophrenia, bipolar mania and, in the US, bipolar depression.
Xylocaine (lidocaine) is still the world’s most widely used local anaesthetic after 50 years on the market.
Zomig (zolmitriptan) is for the treatment of migraine with or without aura.

RESPIRATORY AND INFLAMMATION
Accolate (zafirlukast) is an oral leukotriene receptor antagonist for the treatment of asthma.
Oxis (formoterol) is a fast- and long-acting beta-agonist therapy for asthma and COPD.
Pulmicort (budesonide) is a corticosteroid anti-inflammatory inhalation drug for treating asthma.
Pulmicort Respules (budesonide inhalation suspension) is a nebulised corticosteroid for children as young as 12 months.
Rhinocort (budesonide) is a nasal steroid treatment for allergic rhinitis, perennial rhinitis and nasal polyps.
Symbicort (budesonide/formoterol) is a treatment for asthma and COPD with superior efficacy and easily adjustable dosing.

[1]	Licensed from Takeda Chemical Industries Ltd.
[2]	Licensed from Shionogi & Co., Ltd.
[3]	Licensed from Merck & Co., Inc.
[4]	Licensed from Sumitomo Pharmaceuticals Co., Ltd.

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ASTRAZENECA ANNUAL REVIEW 2006

PRODUCTS

OUR DEVELOPMENT PIPELINE

Estimated filing date

Therapy Area	Areas under investigation	Compound	Europe		US
PHASE III: LINE EXTENSIONS
Cancer	first-line advanced breast cancer	Faslodex	>2009		>2009

	adjuvant	Faslodex	>2009		>2009

Cardiovascular	diabetic retinopathy	Atacand	2009		2009

	32/12.5 mg, 32/25 mg for hypertension	Atacand Plus	2H 2008		n/a

	atherosclerosis	Crestor	Filed		Filed

	outcomes CHF	Crestor	2H 2008		2H 2008

	outcomes End Stage Renal Disease	Crestor	2009		2009

	HCTZ combination	Seloken/Toprol-XL	n/a		Approved

Gastrointestinal	NSAID GI side effects – symptom resolution	Nexium	Promotable	[1]	Filed

	NSAID GI side effects – ulcer healing	Nexium	Launched		Filed

	peptic ulcer bleeding	Nexium	1H 2008		1H 2008

	GERD	Nexium sachet formulation	Filed		Approved

	low dose aspirin associated peptic ulcer	Nexium low dose aspirin combination	>2009		>2009

Neuroscience	schizophrenia	Seroquel SR	Filed		Filed

	bipolar maintenance	Seroquel	4Q 2007		2Q 2007

	bipolar depression	Seroquel	4Q 2007		Approved

	generalised anxiety disorder	Seroquel SR	2H 2008		1H 2008

	major depressive disorder	Seroquel SR	2H 2008		1H 2008

	bipolar mania	Seroquel SR	1H 2008		1H 2008

	bipolar depression	Seroquel SR	1H 2008		1H 2008

Respiratory and Inflammation	Symbicort Maintenance and Reliever Therapy
	(SMART) for asthma	Symbicort Turbuhaler	Approved		n/a

	asthma	Symbicort pMDI	Filed	[2]	Approved	[3]

	COPD	Symbicort pMDI	Filed	[2]	1H 2008
PHASE III: NEW CHEMICAL ENTITIES
Cancer	NSCLC	Zactima	2H 2008		2H 2008

	NSCLC and CRC	Recentin (formerly AZD2171)[4]	>2009		>2009

Cardiovascular	atherosclerosis	AGI-1067	4Q 2007		2Q/3Q 2007

	arterial thrombosis	AZD6140	>2009		>2009

	diabetes	saxagliptin (BMS)	>2009		1H 2008
PHASE II: LINE EXTENSIONS
Cancer	breast cancer	Iressa	>2009		>2009

Gastrointestinal	extra-oesophageal reflux disease	Nexium	>2009	[5]	>2009	[5]
PHASE II: NEW CHEMICAL ENTITIES
Cancer	medullary thyroid cancer	Zactima	2H 2008		2H 2008

	prostate cancer	ZD4054	>2009		>2009

	solid tumours	AZD5896; AZD6244 (ARRY-142886)	>2009		>2009

	hairy cell leukaemia	CAT-3888	>2009		>2009

Cardiovascular	dyslipidaemia	Crestor/ABT-335 (Abbott)	n/a		>2009

	dyslipidaemia	AZD6610	>2009		>2009

	thrombosis	AZD9684; AZD0837	>2009		>2009

	diabetes	dapagliflozin (BMS)	>2009		>2009

Gastrointestinal	inflammatory bowel disease	AZD9056	>2009		>2009

	GERD	AZD3355	>2009		>2009

Infection	severe sepsis	Cytofab™	>2009		>2009

Neuroscience	signs and symptoms of OA and RA	PN-400 (Pozen)	>2009		2009

	cognitive disorders in schizophrenia	AZD3480	>2009		>2009

	Alzheimer’s disease	AZD3480	>2009		>2009

Respiratory and Inflammation	rheumatoid arthritis (RA)	AZD9056	>2009		>2009

	asthma	AZD1981	>2009		>2009

[1]	Authorities stated these symptoms were already captured within the GERD label. Text stating “No clinical interaction with naproxen or rofecoxib” was approved.
[2]	To be supplemented in 2008 with data supporting two additional strengths.
[3]	US approval based on 12 years and above.
[4]	This compound is in Phase II/III development.
[5]	Project Extraesophagael reflux disease (reflux asthma) will be completed but will not result in a regulatory filing.

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Estimated filing date

Therapy Area	Areas under investigation	Compound	Europe	US
PHASE I: NEW CHEMICAL ENTITIES
Cancer	solid tumours and haematological malignancles	AZD0530; AZD1152	>2009	>2009

	solid tumours	AZD4769; AZD4877; AZD1689; AZD8931; AZD7762	>2009	>2009

	breast cancer	AZD2281	>2009	>2009

Cardiovascular	dyslipidaemia	AZD2479	>2009	>2009

	diabetes/obesity	AZD1175; AZD2207	>2009	>2009

	arrhythmias	AZD1305	>2009	>2009

Neuroscience	neuropathic pain	AZD9272	>2009	>2009

	anxiety and depression	AZD2327; AZD3783	>2009	>2009

	multiple sclerosis	AZD5094	>2009	>2009

	Alzheimer’s disease	AZD1080	>2009	>2009

Respiratory and Inflammation	rheumatoid arthritis	AZD5672; AZD6703	>2009	>2009

	COPD	AZD4818; AZD5904	>2009	>2009

	asthma	CAT-354; AZD1744	>2009	>2009
PRE-CLINICAL: NEW CHEMICAL ENTITIES
Cancer	solid tumours	AZD9935; AZD0424, AZD5180; AZD1845; AZD8830;	>2009	>2009
AZD9468; AZD2932; CAT-5001; AZD6918

		AZD4922	>2009	>2009

	solid tumours and haematological malignancies	AZD3646	>2009	>2009

	haematological malignancies	CAT-8015	>2009	>2009

Cardiovascular	diabetes	AZD6370	>2009	>2009

	haemostasis	AZD8593	>2009	>2009

	dyslipidaemia	AZD4121; AZD5861	>2009	>2009

	thrombosis	AZD1283	>2009	>2009

	diabetes/obesity	AZD1656; AZD3988	>2009	>2009

Gastrointestinal	GERD	AZD2066	>2009	>2009

	functional GI disease	AZD5329	>2009	>2009

Infection	infection	AZD5099	>2009	>2009

Neuroscience	Alzheimer’s disease	AZD3102; AZD0328	>2009	>2009

	neuropathic pain	AZD6538	>2009	>2009

	multiple sclerosis	AZD8797	>2009	>2009

	nociceptive and neuropathic pain	AZD1940	>2009	>2009

	Parkinson’s disease	AZD3241	>2009	>2009

	analgesia	AZD2066; AZD1386; AZD7903	>2009	>2009

	anxiety	AZD6280	>2009	>2009

	schizophrenia	AZD2624	>2009	>2009

	short-acting anaesthetic	AZD3043	>2009	>2009

Respiratory and Inflammation	COPD	AZD6067; AZD7928; AZD1236; AZD5069; AZD9668	>2009	>2009

	osteoarthritis (OA)	AZD6357; AZD6605	>2009	>2009

	asthma	AZD2392; AZD3825; AZD9215; AZD1678; AZD8848;	>2009	>2009
AZD8075

	rheumatoid arthritis	CAM-3001	>2009	>2009

	asthma/COPD	AZD3199	>2009	>2009

Therapy Area	Compound
DISCONTINUED LINE EXTENSIONS
Cancer	Faslodex (second-line after aromatase inhibitor failure)

Iressa (head and neck cancer)

Cardiovascular	Exanta (prevention of stroke in AF)
DISCONTINUED NEW CHEMICAL ENTITIES
Cardiovascular	Galida; AZD1092; AZD8677; AZD7009; AZD8450

Gastrointestinal	AZD9343; AZD6538; AZD8081; AZD9272; AZD9335

Neuroscience	NXY-059; AZD9272; AZD9335; AZD7512

Respiratory and Inflammation	AZD3778; AZD2914; AZD8955; AZD9056; AZD8309;
AZD3342

Comments
Exanta was withdrawn from the market in February 2006. All other project discontinuations were as a result of their failure to meet their target product profiles.

As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

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ASTRAZENECA ANNUAL REVIEW 2006

WE WORK TO ENSURE EVERYONE HAS CLEAR OBJECTIVES AND ACCOUNTABILITIES ALIGNED WITH OUR BUSINESS TARGETS.	66,800 EMPLOYEES WORLDWIDE

03	OURS IS AN EXCITING AND DYNAMIC BUSINESS – AND A
DEMANDING ONE. WE BELIEVE THAT IF WE ARE TO EXPECT
PEOPLE’S CONTINUED ENERGY AND COMMITMENT TO
ACHIEVING OUR BUSINESS OBJECTIVES, WE MUST PROVIDE
THE RIGHT ENVIRONMENT FOR THAT TO HAPPEN.

PEOPLE

WE WANT OUR PEOPLE TO FEEL
POSITIVE AND ENTHUSIASTIC
ABOUT WHAT THEY ARE DOING,
WITH A CLEAR SENSE OF PURPOSE,
CONFIDENCE IN THEIR ABILITY
TO MEET THE CHALLENGES AND
PRIDE IN ASTRAZENECA AND THEIR
CONTRIBUTION TO OUR SUCCESS.

THIS MEANS PROVIDING INSPIRING
AND EFFECTIVE LEADERSHIP,
OPEN LINES OF COMMUNICATION,
EXCELLENT LEARNING AND
DEVELOPMENT OPPORTUNITIES,
AND AN INCLUSIVE CULTURE
IN WHICH INDIVIDUAL SUCCESS
DEPENDS SOLELY ON PERSONAL
MERIT AND PERFORMANCE.

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84%

OF OUR EMPLOYEES RECOGNISE ASTRAZENECA’S COMMITMENT TO THE HEALTH AND WELLBEING OF ITS STAFF.

OUR FOCUS

	>	BEING A COMPANY THAT PEOPLE ARE PROUD TO WORK FOR.

	>	PROVIDING EFFECTIVE LEADERSHIP WITH CLEAR OBJECTIVES AND ACCOUNTABILITIES.

	>	ENCOURAGING AND SUPPORTING PEOPLE IN DELIVERING THEIR BEST WITHIN A CULTURE OF DIVERSITY AND EQUAL OPPORTUNITY.

	>	PROVIDING OPEN LINES OF COMMUNICATION.

	>	ENSURING EVERYONE UNDERSTANDS THAT EVERY INTERACTION COUNTS.

	>	PROMOTING A SAFE AND ENERGISING WORKPLACE.

WE BELIEVE WHAT WE DO IS IMPORTANT. WE ALSO BELIEVE THAT HOW WE DO IT IS JUST AS IMPORTANT.

	OUR CORE VALUES	GEOGRAPHIC LOCATION OF OUR EMPLOYEES

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ASTRAZENECA ANNUAL REVIEW 2006

PEOPLE

WE ENCOURAGE ALL OUR PEOPLE TO SHARE THEIR KNOWLEDGE AND IDEAS ACROSS FUNCTIONAL AND TERRITORIAL BOUNDARIES.

And because our business is based on innovation, we also encourage people to be continuously creative, to question assumptions and systems, to challenge each other and build on fresh insights to find new and better ways of doing things. Within our culture, “we have always done it this way” is the best reason to think again.

Our continuing goal is to ensure that diversity is appropriately supported in our workforce and reflected in our leadership. Diversity and talent management are included in our SET objectives and we have a set of minimum standards that support global alignment in the integration of diversity and inclusion into our Human Resources processes. During 2006, our focus continued to be on ensuring diversity is appropriately reflected in our senior management teams. As an indicator, 33% of the 79 senior managers reporting to the SET are women (compared with 22% of 88 senior managers in 2005).

ONGOING DIALOGUE

We know that the sharing of information is essential to maintaining people’s confidence in AstraZeneca and their commitment to its objectives. As well as face-to-face meetings, we use a wide range of communications media to ensure our people are kept up-to-date with business developments and are clear about what these mean for them.

Feedback is very important to us and opportunities for giving feedback are built into all levels of communication. In addition, our Code of Conduct outlines the procedures for employees to raise integrity concerns, including a global confidential telephone helpline number.

LEADING THE WAY	STRENGTHENING CAPABILITIES

Good leadership is critical to stimulating the high-level of performance that is essential to our continued success in a changing and increasingly challenging environment.

We know that simply setting high-level performance targets is not enough. Actions must be identified and accountability assigned at the right levels to ensure that these actions are implemented.

The AstraZeneca Board sets the Group strategy and policies, agrees the business objectives and monitors progress towards meeting them. This includes regular reviews of financial performance and critical business issues. (More information about our Board members can be found on pages 32 and 33.)

Led by the Chief Executive Officer, our Senior Executive Team (SET) is a cross-functional, cross-territorial group that focuses on the day-to-day running of the business, making decisions on major business issues and leading the delivery of our business targets.

For our 66,800 employees worldwide, we work to ensure that everyone has clear objectives and accountabilities, aligned with our high-level business targets. Optimising performance is a priority and managers are responsible for working with their teams to develop performance targets against which individual and team contribution are measured and rewarded.

To help them deliver their best, we encourage and support all our people in developing their capabilities to the full with a range of high quality learning and development opportunities.

Backed by a set of core principles and common processes that ensure a consistent approach, our managers are responsible for identifying and developing all the talent in their teams.

We also have a range of global training programmes designed to strengthen leadership capabilities, enhance core management skills and help our leaders develop good working relationships across the organisation. These programmes are complemented by local initiatives, which include functional or country-specific aspects of leadership development.

VALUING DIFFERENCES

We believe that AstraZeneca gains great creative strength and energy from the diversity of backgrounds and skills that our global workforce offers. We encourage all our people to share their knowledge and ideas across functional and territorial boundaries, and to build high performance teams within an inclusive culture that recognises and values all the ways in which we are different.

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We also use a two-yearly, global, web-based survey to track levels of employee engagement and identify areas that need more attention. In 2006, we conducted our fourth such survey, which generated the highest response rate to date (86%), reflecting people’s continued confidence in it as a trusted feedback mechanism. The scores, which were widely communicated to employees, improved across all categories compared with the last survey in 2004 and exceeded the pharmaceutical industry benchmark in most cases. Areas of positive feedback included employee health, safety, information sharing and communication (in particular, immediate managers being more open to feedback). Our people rate the Company highly on the ethical standards that are applied to its external dealings. Overall, engagement levels are strong, but the survey highlighted the need for further improvement in some aspects of leadership and performance management. Initiatives focused on these areas have already begun – including increased clarity on accountabilities being integrated into management frameworks.

Diversity was also a feature of the survey. Results showed that, overall, 63% of our staff believe that management supports equal opportunity for all employees – above the Global High Performance Norm, and 69% of women and 70% of men said they had not encountered any bias or discrimination towards themselves or others in AstraZeneca. The survey results also included a functional and geographic breakdown of these overall figures, which has enabled us to identify areas where further improvements are needed.

PROMOTING A SAFE, HEALTHY WORKPLACE

Providing a safe workplace and promoting the health and wellbeing of all our people has always been a core priority for AstraZeneca. As we continue to expand and change our activities, we are strengthening and adjusting our commitment, building on our traditional programmes that focus on workplace behaviours and attitudes, coupled with new approaches to managing stress and helping employees understand their personal health risks.

At the start of 2006, we introduced new Company-wide objectives and associated targets for 2010 for safety, health and wellbeing that aim to drive continuous improvement in our performance. Our new key performance indicator (KPI) for safety, health and wellbeing combines the frequency rates for accidents resulting in fatal and serious injuries and new cases of occupational illness into one KPI, with an overall target of a 50% reduction in the combined rates by 2010, compared with a 2001/2002 reference point.

We also encourage and support a healthy work/life balance, which we know is essential to the continued wellbeing of our employees worldwide.

EVERY INTERACTION COUNTS

We believe what we do is important. We also believe how we do it is just as important to our stakeholders and wider society. Only by working responsibly can we earn the trust and confidence that make such a vital contribution to our corporate reputation and our licence to do business.

This means making every interaction, both inside and outside the Company, count towards building our individual and collective trustworthiness.

We are working hard to ensure that our high-level values are translated into consistent and appropriate actions and behaviour worldwide. Backed by our global Corporate Responsibility Policy and performance measures, we continue to drive the integration of corporate responsibility considerations into everyday business thinking throughout the Company.

This includes providing managers with guidance on putting the global standards into practice at a local level, as well as communicating with our employees to ensure their understanding of our commitment and how everyone has a part to play in making sure AstraZeneca continues to be welcomed as a valued member of the global community.

You can read more about our commitment to corporate responsibility and our performance in our separate Corporate Responsibility Summary Report 2006, or on our website.

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ASTRAZENECA ANNUAL REVIEW 2006

GROSS MARGIN	R&D AND SG&A COSTS	OPERATING PROFIT MARGIN
$M	$M	$M

04	OUR MEDICINES ARE DESIGNED TO BRING BENEFIT FOR PATIENTS AND ADD VALUE FOR
WIDER SOCIETY. THE FINANCIAL SUCCESS THAT FLOWS FROM US GETTING THIS RIGHT
ENABLES ASTRAZENECA TO FULFIL OUR DUTY AS A PUBLICLY OWNED COMPANY AND
DELIVER THE RETURN ON INVESTMENT THAT OUR SHAREHOLDERS EXPECT.
PERFORMANCE

OUR RESOURCES, SKILLS AND CAPABILITIES WORLDWIDE ARE ALIGNED TO DELIVERING BENEFIT FOR PATIENTS AND WIDER SOCIETY, AND CREATING ENDURING VALUE FOR OUR SHAREHOLDERS.

WE REMAIN FIRMLY COMMITTED TO DELIVERING THESE OBJECTIVES, BACKED BY A CLEAR STRATEGY FOR DRIVING SUCCESS IN A FAST- CHANGING GLOBAL ENVIRONMENT AND A FRAMEWORK FOR CONSISTENTLY MONITORING AND MEASURING OUR PROGRESS.

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OPERATING PROFIT $M

“ WE BELIEVE THAT THE MOMENTUM IN SALES AND PROFIT GROWTH ESTABLISHED OVER THE LAST TWO YEARS, CAN BE MAINTAINED THROUGH LIFE-CYCLE OPPORTUNITIES DESCRIBED ELSEWHERE IN THIS REPORT AND CONTINUED IMPROVEMENT IN PRODUCTIVITY. LONG TERM, PERFORMANCE WILL BE DRIVEN BY THE DELIVERY OF NEW MEDICINES TO THE MARKET FROM WITHIN OUR RESEARCH PIPELINE OR FROM EXTERNAL SOURCES.	OUR FOCUS

	>	DRIVING TOP-TIER FINANCIAL PERFORMANCE BY MEETING OUR PROMISES IN ALL ASPECTS OF OUR BUSINESS.

	>	DELIVERING SUSTAINABLE, PROFITABLE GROWTH THAT WILL PLACE ASTRAZENECA AMONG THE BEST IN THE INDUSTRY.

OVER THE FIVE YEARS TO THE END OF 2006, WE HAVE ACHIEVED A COMPOUND ANNUAL GROWTH IN SALES OF JUST OVER 10% AND EPS GROWTH OF OVER 17%. WE ACCOMPLISHED THIS WHILST FACING PATENT EXPIRATIONS ON PRODUCTS WHOSE SALES WERE NEARLY HALF THE COMPANY SALES AT THAT TIME.	>	RIGOROUS COST MANAGEMENT AND SUSTAINED PRODUCTIVITY IMPROVEMENTS.

	>	ASSESSING PROGRESS THROUGHCONSISTENT MEASURING AND MONITORING OF PERFORMANCE.

WE KNOW WHAT IT WILL TAKE TO CONTINUE TO DELIVER A STRONG PERFORMANCE. NEW PRODUCTS ARE CRITICAL, BUT IN THE SHORT TERM MANY OF THE INGREDIENTS FOR CONTINUING OUR MOMENTUM CAN BE FOUND IN OUR CURRENT PRODUCT RANGE AND PLANS:

> EFFECTIVE LIFE-CYCLE MANAGEMENT AND COMMERCIAL EXCELLENCE IN SUPPORT OF OUR FIVE KEY GROWTH PRODUCTS, TO DRIVE OUR TOP LINE.

> ALONG WITH GOOD TOP-LINE GROWTH, TO EXERCISE CONTINUED DISCIPLINE IN RESOURCE ALLOCATION AND MORE AGGRESSIVE COST MANAGEMENT, AIMED AT FURTHER MARGIN EXPANSION, WHILST ACCOMMODATING AN INCREASED INVESTMENT IN RESEARCH AND DEVELOPMENT.

> TO PUT OUR STRONG CASH FLOW TO WORK FOR SELECTIVE GEOGRAPHICAL EXPANSION AND STRENGTHENING THE PIPELINE, WHILST ALSO GENERATING COMPETITIVE CASH RETURNS TO SHAREHOLDERS.”

JONATHAN SYMONDS CBE CHIEF FINANCIAL OFFICER

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ASTRAZENECA ANNUAL REVIEW 2006

STRATEGY

OUR STRATEGY
AstraZeneca is a successful global research-based prescription pharmaceutical company, and our goal is to make a difference in the lives of patients and create value for our shareholders and wider society, through the delivery of innovative medicines in important areas of healthcare.

Our strategy for ensuring that we continue to make our best contribution to healthcare and deliver sustained, industry-leading, responsibly managed growth centres on three key priorities:

>	Strengthening our pipeline of new medicines, from our own research laboratories and by accessing scientific innovation that resides outside AstraZeneca.

>	Delivering the full potential of all our marketed medicines, through rigorous life-cycle management and excellent customer support.

>	Challenging our cost structure to make room for the further investment necessary in these critical activities.

Across all of our activities, we will continue to work closely with all our stakeholders to provide medicines that meet patient needs and add value for society, within the scope of our existing therapy areas and beyond.

We have a clear set of objectives for delivering this strategy. Through the professionalism and commitment of our people, we are determined to deliver a performance that will place AstraZeneca among the best in the industry.

OUR OBJECTIVES
The objectives that we have identified as critical drivers of success in delivering our strategy are focused on four core areas:

PATIENTS
>	Gaining and using insight effectively by:
Working closely with patients and their healthcare providers to understand what they need and what they value.

Incorporating this insight into all aspects of our business decision-making (from discovery to marketing and beyond) to ensure we remain focused on those healthcare needs that are most relevant. This includes targeting our medicines at those patients for whom they are most effective.

>	Providing superior customer support through:

Innovative practices that enable patients and their caregivers to better understand their disease and treatment options, and to get the medicines they need and the best possible value from them.

PRODUCTS
>	Strengthening our research platform and pipeline to deliver a flow of innovative, new products by:

Improving further the quality, speed and productivity of our internal discovery and development through the use of leading- edge science, alongside a continued focus on driving effective risk management, decision-making and efficiency across all our processes.

Accessing attractive external opportunities to enhance our internal innovation through partnerships, alliances and acquisitions that further strengthen our pipeline of new products.

Making a strategic move into biologicals to build a major presence in the fast-growing biopharmaceuticals sector.
>	Realising the full potential of our marketed products by:

Actively managing the life-cycles of each of our brands to leverage the full therapeutic and commercial potential of our range.

Driving high standards of sales force effectiveness and marketing excellence.

Building on our leadership positions in existing markets and expanding our presence in important emerging ones.

PEOPLE
>	Getting the best from our global workforce by:

Providing effective leadership with clear objectives and accountabilities.

Effectively managing and developing all our talent.

Promoting a culture of diversity and inclusion in which people feel valued and rewarded for their individual and team contribution.

>	Making every interaction count by:

Ensuring people understand that how we do business is just as important as what we do, and that everyone has a responsibility for integrating our core values into their everyday business activity.

PERFORMANCE
>	Delivering a performance that will place us among the best in the industry, with a reputation as one of the most forward- thinking and responsible companies by:

Meeting our promises in all aspects of our business, focusing on our core priorities and on how we deliver them.

Effectively managing the opportunities and risks associated with all our business activities.

Rigorously challenging our cost structure to improve cost-effectiveness and operational excellence.

Ensuring a continuous focus on corporate governance and compliance.

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MEASURING PERFORMANCE

The Board and the Senior Executive Team (SET) use a quarterly business performance management (BPM) report to measure our progress in delivering our strategic objectives.

The report provides Board and SET members with shared insight into current progress against short-term non-financial objectives and current year milestones for longer-term strategic goals.

A range of financial and non-financial objectives are set each year. During 2006 the focus was on the following key areas:

>	Product performance
>	Pipeline
>	Productivity and profitability
>	Shareholder returns
>	Reputation
>	Governance

During 2006, we reviewed our BPM framework with a view to further enhancing our focus on our strategic objectives, which are now grouped under four areas:

>	Patients
>	Products
>	People
>	Performance

Reputation and governance objectives have been included in all four areas, to reflect the importance of integrating consistent behaviours across all of our business activities.

Shareholder returns have been included in the performance area.

The means of measuring performance in these areas range from quantitative, comparative performance measures to more qualitative, discursive analysis.

Together, they provide the framework for consistently monitoring and reporting our progress towards achieving our objectives and, ultimately, delivering enduring shareholder value.

Specific measures that our Board and SET use when assessing performance in relation to the key areas noted above, or that are otherwise judged to be helpful in enabling shareholders better to understand and evaluate our business, are described and illustrated throughout this Annual Review. Examples include:

PRODUCTS

MARKETED PRODUCTS
>	Sales value growth at constant exchange rates (see page 31).
>	Global sales for key growth products (see page 13).
>	Market share percentages for key growth products.
>	Life-cycle delivery.

PIPELINE
>	New candidate drugs (see page 15).
>	Number of development projects by Phase (see page 14).
>	R&D investment in US dollar terms (see page 14).
>	Progress against development milestones.

PERFORMANCE

>	Earnings per share growth (see inside front cover).
>	Cost growth rates.
>	Gross margin, costs and operating profit margin percentages (progression over time) (see page 24).
>	Dividends and share re-purchases (see inside front cover).
>	Free cash.
>	Total shareholder return (see page 40).

As a result of our review of our BPM framework in 2006, we are developing new objectives for 2007 in relation to Patients and People. We will report on these objectives in due course.

MEASURING REPUTATION

The performance measures referred to above are measures of our progress in what we do in the business of delivering successful medicines and, thus, shareholder value. As previously mentioned, we also include reputation and governance objectives within the key areas described above.

In terms of measuring the way we do business, we have a range of key performance indicators (KPIs), by which we measure our progress in important areas of corporate responsibility (CR). Auditing of compliance and external assurance is fundamental to ensuring high standards of ethical behaviour, and compliance is integrated into many of the KPIs used to measure our CR progress. More details about these KPIs and our 2006 performance are provided in the separate Corporate Responsibility Summary Report 2006, or on our website.

We also participate in leading external surveys, such as the Dow Jones Sustainability Indexes, which are important means of evaluating our performance and understanding better the demands of sustainable development.

AstraZeneca is listed in the 2007 Dow Jones Sustainability World Index, used by asset managers globally to guide their socially responsible investment. However, whilst we improved our score, we did not regain the place we lost in 2005 in the European Index (Dow Jones STOXX), where competition for places is increasingly fierce.

GOVERNANCE

The AstraZeneca Code of Conduct (which is available on our website) sets out the high standards we expect from our employees, and with which compliance is mandatory. As part of our commitment under that Code to comply with all applicable laws and codes of practice, we apply all of the principles of good governance in the UK Combined Code on Corporate Governance. We also comply with all of the provisions of the UK Combined Code and our corporate governance practices are generally consistent with the New York Stock Exchange’s corporate governance listing standards. Our continuous assurance processes are designed to ensure we effectively monitor our compliance with these standards.

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ASTRAZENECA ANNUAL REVIEW 2006

SUMMARY FINANCIAL REVIEW

INTRODUCTION

The purpose of this Summary Financial Review is to provide a balanced and comprehensive analysis, including the key business factors and trends, of the financial performance of the business during 2006, the financial position as at the end of the year and the main business factors and trends which could affect the future financial performance of the business.

Over 97% of our sales are made in the prescription pharmaceuticals sector, which tends to be relatively insensitive to general economic circumstances in the short term. It is more directly influenced by medical needs and is generally financed by health insurance schemes or national healthcare budgets.

Our operating results in both the short and long term can be affected by a number of factors other than normal competition:
>	The risk of generic competition following loss of patent exclusivity or patent expiry, with the potential adverse effects on sales volumes and prices, for example, the launch of generic competition to Toprol-XL 25mg in November 2006.
>	The timings of new product launches, which can be influenced by national regulators and the risk that such new products do not succeed as anticipated.
>	The rate of sales growth and costs following new product launches.
>	The adverse impact on pharmaceutical prices as a result of the regulatory environment. Although there is no direct governmental control on prices in the US, pressures from individual state programmes and health insurance bodies are leading to downward forces on realised prices.
In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels that are imposed by governments.
>	Currency fluctuations. Our functional and reporting currency is the US dollar, but we have substantial exposures to other currencies, in particular the euro, Japanese yen, sterling and Swedish krona.

Over the longer term, the success of our research and development is crucial, and we devote substantial resources to this area. The benefits of this investment emerge over the long term and inherently there is considerable uncertainty as to whether it will generate future products.

The most significant features of our financial results in 2006 are as follows:

>	Sales growth on an underlying basis of 11% to $26,475 million.
>	Sustained strong sales performances from our five key growth products to $13,318 million (over 50% of sales), an increase of 23%.
>	Operating profit of $8,216 million, with an operating margin improvement of 3.8 percentage points to 31.0%.
>	11 products in the portfolio with annual sales in excess of $1 billion compared to two products five years ago.
>	Free cash flow of $6,788 million, up by $736 million.
>	Earnings per share growth of 34% to $3.86.
>	Strengthening of the R&D portfolio through 12 significant licensing and acquisition projects and with nine significant research collaborations between December 2005 and January 2007.
>	Investment in R&D has increased by an underlying 16% to $3,902 million. This reflects both an increase in underlying activity and the effects of acquisitions.

Over the five years to the end of 2006, we have achieved a compound annual growth in sales of just over 10% and EPS growth of 17%. We accomplished this whilst facing patent expirations on products whose sales represented almost half our turnover at that time.

We believe that the momentum in sales and profit growth established over the last two years can be maintained through life-cycle opportunities and continued improvement in productivity. Long term, performance will be driven by the delivery of new medicines to the market from within our research pipeline or from external sources.

MEASURING PERFORMANCE

We use specific measures when assessing our performance in key areas as discussed below. Some of the financial measures use information derived at constant exchange rates (CER), in particular, growth rates in sales and costs, operating profit and, as a consequence, earnings per share. CER removes the effects of currency movements, which allows us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period.

>	Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment.
>	Earnings per share growth in CER demonstrates not only the profitability of the business (based on profit after tax) but also the management of our capital structure (particularly through the share re-purchase programme).

Other measures used are not influenced so directly, or indeed at all, by the effects of exchange rates.

>	Gross margin and operating profit margin percentages, which set out the progression of key performance margins and demonstrate the overall quality of the business.
>	Prescription volumes and trends for key growth products, which can represent the underlying business growth and the progress of individual products better and more immediately than invoiced sales.
>	The performance of the business excluding the contribution of Toprol-XL in the US, as sales are increasingly difficult to predict given uncertainties as to the timing of generic approval and launch.
>	Free cash flow, which represents net cash flows before financing activities, and is calculated as: net cash inflow before financing activities, adjusted for acquisitions of businesses, movements in short term investments and fixed deposits, and disposal of intangible assets.
>	Total shareholder return measures the returns we provide to our shareholders and reflects share price movements assuming reinvestment of dividends and is used in comparison to the performance of peer group companies.

RESULTS OF OPERATIONS

All figures are quoted in CER unless otherwise indicated.

SALES
Sales for the full year increased 11% with good sales growth in all regions (US up 16%; Europe up 6%; Japan up 5%; Rest of World up 11%). This growth was driven by volume improvements that were partially offset by price reductions (particularly in the US and parts of Europe). Toprol-XL has faced generic competition in the US from November 2006. Excluding Toprol-XL US sales ($1,382 million in 2006 and $1,291 million in 2005), growth was 11%.

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Our portfolio now has 11 brands with annual sales of greater than $1 billion. The combined sales of five key growth products (Arimidex, Crestor, Nexium, Seroquel and Symbicort) grew by 23% to $13,318 million and now account for just over 50% of our total sales (up from 45% in 2005).

The Gastrointestinal portfolio grew for the second year in a row, up 4% as Nexium growth more than offset the continuing decline in Losec/Prilosec. Nexium sales increased by 12%. Sales in the US were up 13% to $3,527 million on continued strong volume growth offset by lower price realisation. Nexium sales in other markets increased 10%, as good volume growth in France and Italy helped mitigate the significant price erosion in Germany. Losec sales were down 16% to $1,371 million with declines of 12% in the US and 17% elsewhere.

In Cardiovascular, sales grew by 15%. Crestor sales exceeded $2 billion, up 59%. Sales in the US were up 57% to $1,148 million. Crestor share of new prescriptions in the US statin market was 9.6% in December 2006 (compared with 6.9% at the beginning of 2006). Sales in other markets increased by 61% on good growth in Europe and launch in Japan. Seloken/Toprol-XL sales increased by 3%. US sales growth was restricted to 7% by the launch in November of generic Toprol-XL 25mg and our move to recognising revenue conservatively as prescriptions are written (as opposed to on shipment). The performances of Crestor and Seloken/Toprol-XL more than offset declines in Zestril and Plendil, down by 7% and 24%, respectively.

Respiratory and Inflammation sales increased by 10%. Symbicort sales were the main driver of this growth and increased by 18%. US launch of Symbicort is planned for the middle of 2007, although achieving this launch timeline is dependent upon successful transfer of technology and completion of the required validation batches. Elsewhere in the therapy area, Pulmicort sales rose by 11% whilst Rhinocort sales declined by 7%.

Sales in the Oncology portfolio grew by 12%. Arimidex sales increased by 29%. Casodex sales grew by 9% on strong performances outside the US and Zoladex sales exceeded $1 billion for the second year in a row. Iressa sales fell by 11% as growth in Asia Pacific went some way to offset declines in the US.

Neuroscience sales grew by 16%. Seroquel sales exceeded $3 billion, up 24%. In the US, Seroquel share of new prescriptions in the anti-psychotic market increased to over 30% in December. Sales in other markets increased by 23%.

In the US, sales were up 16% for the full year. Sales growth for Nexium, Seroquel, Arimidex and Crestor amounted to $1,441 million, whilst there were declines in products such as Prilosec. Adjusting sales to exclude Toprol-XL sales from both 2006 and 2005, growth was 11%.

Revenue from outside the US now accounts for 53% of our sales. In Europe, sales increased by 6% for the full year, with good volume growth partially offset by lower realised prices. Sales for the five key growth products combined grew by 21%. However, performance was hindered in Germany, where doctors have been encouraged to prescribe generics.

Sales in Japan were up 5% as a result of good growth for Casodex and Arimidex, together with the launch of Crestor. Sales in China were up 19% on strong growth in all the major therapeutic areas, particularly Oncology.

OPERATING MARGIN AND RETAINED PROFIT

Operating margin increased by 3.8 percentage points from 27.2% to 31.0% . Excluding the effects of currency and other income, underlying margin increased 2.9 percentage points for the full year.

Gross margin increased by 1.4 percentage points to 79.0% of sales. Slightly lower payments to Merck (4.7% of sales) benefited gross margin by 0.1 percentage points whilst currency and royalties reduced gross margin by 0.3 percentage points. Excluding the prior year costs for the early termination of the MedPointe Zomig US distribution agreement and manufacturing provisions and the 2006 provisions made in respect of Toprol-XL, NXY-059 and manufacturing efficiencies, underlying margin improved by 1.5 percentage points.

Research and development expenditure was up 16% and increased by 0.6 percentage points to 14.7% of sales. Selling, general and administrative cost increases were restricted to a 5% increase over last year, adding 2.0 percentage points to operating margin.

Higher net other income and expense increased operating margin by 1.1 percentage points due principally to higher royalties, plus gains from the divestment of non-core products in the US and Scandinavia.

The net interest and dividend income increase over 2005 is primarily attributable to higher average investment balances and yields.

The effective tax rate for the twelve months was 29.0% (2005 29.1%) . The decrease compared to 2005 is the net effect of tax benefits arising from a different geographical mix of profits, tax deductions relating to share-based payments and the recognition of deferred tax assets in respect of tax credit carry forwards, offset by an increase in tax provisions principally in relation to global transfer pricing issues.

Earnings per share increased by 34% from $2.91 in 2005 to $3.86 for the current year. We estimate that the share re-purchase scheme has added 6 cents to earnings per share (after taking account of interest income foregone). We estimate that Toprol-XL contributed earnings per share of 50 cents. Excluding Toprol-XL, earnings per share growth would be 36%.

FINANCIAL POSITION, INCLUDING CASH FLOW AND LIQUIDITY

The net book value of our assets increased from $13,691 million to $15,416 million. The net profit was distributed through share repurchases of $4,147 million and dividends of $2,217 million. Share issues amounted to $985 million.

Additions and exchange effects ($1,511 million in total) more than offset depreciation and impairments of $1,003 million and disposals, leading to a $468 million increase in the net book value of property, plant and equipment. The significant increase in the value of goodwill and intangibles was primarily due to the expansion of our externalisation programme, described in more detail below. Inventories fell by just over 7% due to continuation of the work to reduce our inventory levels. Receivables grew $783 million, due to exchange together with increases in trade debtors in the US and UK. There was an underlying increase in payables and provisions of $499 million arising principally from higher payables in the US (due to increased volumes of purchases from Merck), the deferred income from the disposal of non-core products in the US and exchange effects.

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ASTRAZENECA ANNUAL REVIEW 2006

SUMMARY FINANCIAL REVIEW CONTINUED

CASH FLOW
We continue to be a highly cash generative business. Subject to the factors outlined on page 28, we believe our cash resources will be sufficient for our present requirements and include sufficient cash for our existing capital programme, share re-purchases and any costs of launching new products, as well as the potential buy-out of Merck’s interests in 2008.

Cash generated from operating activities in the year was $7,693 million, $950 million higher than in 2005. An increase in profit before tax of $1,876 million was offset by a $224 million increase in working capital requirements and a $563 million increase in tax paid.

Cash outflows from investing activities were $272 million in the year compared to $1,182 million in 2005. Excluding funds transferred between long-term deposits and liquid cash, underlying cash flows associated with investing activities were an outflow of $1,392 million in 2006 compared with $691 million in 2005, with the increase due to the acquisition of Cambridge Antibody Technology, KuDOS Pharmaceuticals and other intangible assets as a result of new collaboration deals.

Free cash flow for the year was $6,788 million compared to $6,052 million in 2005.
Shareholder returns of $5,382 million, comprising net share re-purchases of $3,162 million and $2,220 million dividend payments, and a net $1,148 million cash outflow from acquisitions (net of cash acquired), resulted in an overall increase in net funds of $1,135 million.

INVESTMENTS, DIVESTMENTS AND CAPITAL EXPENDITURE
Our commitment to strengthening our product pipeline through pursuing external opportunities (in addition to the sustained investment in internal discovery and development) resulted in two major acquisitions and several other significant licensing agreements and collaborations.

During the year we acquired KuDOS Pharmaceuticals ($206 million to access several oncology products) and Cambridge Antibody Technology ($1,116 million to provide a foundation for building the biologics pipeline). The non-core intangible assets arising from the Humira™ royalty stream acquired with Cambridge Antibody Technology was subsequently disposed for $661 million.

These acquisitions were complemented by significant major licensing and collaboration agreements, including four major agreements with AtheroGenics (a novel anti-atherosclerotic

SALES BY GEOGRAPHIC AREA
			Underlying
	2006	2005	growth
	$m	$m	%

US	12,449	10,771	16

Europe	8,903	8,463	6

Japan	1,503	1,527	5

ROW	3,620	3,189	11

TOTAL	26,475	23,950	11

SUMMARY OF SHAREHOLDER RETURNS
	Shares		Dividend	Total dividend		Total shareholder
	re-purchased	Cost	per share	cost		returns
	(million)	$m	$	$m		$m

1999	4.4	183	0.700	1,242		1,425

2000	9.4	352	0.700	1,236		1,588

2001	23.5	1,080	0.700	1,225		2,305

2002	28.3	1,190	0.700	1,206		2,396

2003	27.2	1,154	0.795	1,350		2,504

2004	50.1	2,212	0.940	1,555		3,767

2005	67.7	3,001	1.300	2,068		5,069

2006	72.2	4,147	1.720	2,649	*	6,796	*

TOTAL	282.8	13,319	7.555	12,531		25,850

*	Total dividend cost estimated based upon number of shares in issue at 31 December 2006.

agent for coronary disease), Protherics (an anti-sepsis product), Targacept (a neuronal nicotinic partial agonist for cognitive disorders) and Pozen (to develop and commercialise a combination product comprising esomeprazole and naproxen). In addition to these four, we have entered into agreements with Schering AG, Array, Kinacia, Dynavax, Cubist and Argenta capitalising around $70 million in intangibles. We have also entered into an arrangement with Abbott to co-develop and co-promote a single pill, fixed dose combination of Crestor and an Abbott fenofibrate. All these agreements include provisions for further payments over and above the initial signing or upfront fees, depending on certain development and sales milestones. In June 2006, we entered into a co-promotion agreement in respect of Abraxane® in the US. An upfront signing fee of $200 million was capitalised as an intangible and to date we have earned $18 million in alliance revenue from the arrangement.

Subsequent to the year end, we entered into two collaboration agreements with Bristol-Myers Squibb Company (BMS) and Palatin Technologies Inc. The collaboration with BMS is to develop and commercialise two investigational compounds being studied for the treatment of Type 2 diabetes whilst the collaboration with Palatin is aimed at discovering and commercialising treatments for obesity, diabetes and metabolic syndrome. We also entered into an agreement to purchase the entire share capital of Arrow Therapeutics

Ltd., a company focused on the discovery and development of anti-viral therapies.

CAPITALISATION AND SHAREHOLDER RETURN

The Board intends to continue its practice of growing dividends in line with earnings (maintaining dividend cover in the two to three times range) whilst substantially distributing the balance of cash flow via share re-purchases. The Board firmly believes that the first call on free cash flow is business need and, having fulfilled that, will return surplus cash to shareholders. In 2007, the Board intends to re-purchase shares at a cost of $4 billion; this may be increased if there are substantial cash inflows from new share issues.

We have re-purchased and cancelled 72.2 million shares in 2006 at a cost of $4,147 million. The total number of shares re-purchased since the buy-back programmes began in 1999 is 282.8 million (15.9% of our initial share capital post mergers) at a cumulative cost of $13,319 million. At 31 December 2006, the number of shares in issue was 1,532 million.

We paid the second interim dividend of $0.92 in respect of 2005 on 20 March 2006 and a first interim dividend for 2006 on 18 September 2006 of $0.49 per Ordinary Share. A second interim dividend for 2006 of $1.23 per Ordinary Share has been declared.

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FUTURE PROSPECTS

The strong financial performance delivered over the past three years has stemmed from good top-line growth and disciplined management of costs. Going forward, we remain committed to maintaining a competitive financial performance during this period, when as well as the industry we face the challenges posed by patent expirations and pricing pressures from government and private sector payers. Strengthening the pipeline, by enhancing the productivity of our internal discovery and development and continued pursuit of external opportunities, remains our number one priority. Alongside this, we will continue to challenge all elements of our business, so as to free up the resources necessary to continue to build a new product pipeline capable of sustaining growth over the long term.

Consistent with this, we have taken a further step in our drive to improve productivity, announcing a programme to improve asset utilisation in our global supply chain. Over the next three years we plan to rationalise production assets, anticipating accounting provisions of approximately $500 million (of which approximately $300 million will be cash) and the reduction of approximately 3,000 positions.

Subject to the factors identified in the introduction, we anticipate that continued sales momentum from our key product franchises should result in sales growth in the high single digits at CER in 2007. Tight management of costs should allow for significant growth in R&D investment whilst producing double digit earnings per share growth. The effects of US Toprol-XL sales and contribution are excluded from these anticipated prospects.

SARBANES-OXLEY ACT SECTION 404

Under section 404 of the US Sarbanes-Oxley Act we are required to report on the effectiveness of our internal control over financial reporting. For the year ending 31 December 2006, we have assessed our internal control over financial reporting as effective. KPMG Audit plc have audited our assessment and issued an unqualified report thereon.

PRODUCT SALES

			Underlying
	2006	2005	growth
CANCER	$m	$m	%

Arimidex	1,508	1,181	29

Casodex	1,206	1,123	9

Zoladex	1,008	1,004	1

Iressa	237	273	(11)

Faslodex	186	140	32

Nolvadex	89	114	(19)

Other	28	10	180

TOTAL	4,262	3,845	12

CARDIOVASCULAR
Crestor	2,028	1,268	59

Seloken/Toprol-XL	1,795	1,735	3

Atacand	1,110	974	14

Tenormin	320	352	(7)

Zestril	307	332	(7)

Plendil	275	360	(24)

Other	283	311	(9)

TOTAL	6,118	5,332	15

GASTROINTESTINAL
Nexium	5,182	4,633	12

Losec/Prilosec	1,371	1,652	(16)

Other	78	70	11

TOTAL	6,631	6,355	4

INFECTION
Merrem	604	505	19

Other	73	102	(28)

TOTAL	677	607	11

NEUROSCIENCE
Seroquel	3,416	2,761	24

Zomig	398	352	13

Diprivan	304	369	(17)

Local Anaesthetics	529	511	5

Other	57	66	(12)

TOTAL	4,704	4,059	16

RESPIRATORY AND INFLAMMATION
Pulmicort	1,292	1,162	11

Symbicort	1,184	1,006	18

Rhinocort	360	387	(7)

Oxis	88	91	(3)

Accolate	81	72	13

Other	146	155	(6)

TOTAL	3,151	2,873	10

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ASTRAZENECA ANNUAL REVIEW 2006

BOARD OF DIRECTORS

LOUIS SCHWEITZER (64)
Non-Executive Chairman
Chairman of the Nomination Committee
Appointed as a Director 11 March 2004. Non-Executive Chairman of Renault SA since April 2005. Chairman and Chief Executive Officer of Renault SA 1992-2005. President of the Management Board of Renault-Nissan BV 2002-2005. Chief Financial Officer and Executive Vice-President 1988-1992 and President and Chief Operating Officer 1990-1992, Renault SA. Non-Executive Director of BNP-Paribas, Electricité de France, Veolia Environnement, Volvo AB and L’Oréal. Vice-Chairman of the Supervisory Board of Philips Electronics NV.	DAVID R BRENNAN (53)
Executive Director and Chief Executive Officer
Appointed as a Director 14 March 2005. Appointed Chief Executive Officer with effect from 1 January 2006. Member of the Executive Board of the Pharmaceutical Research and Manufacturers of America (PhRMA). Board member of the European Federation for Pharmaceutical Industries and Associations (EFPIA). Executive Vice-President, North America, AstraZeneca PLC 2001-2005. Chairman of the Board of the Southeastern Chapter of the American Heart Association 2004-2006.	JONATHAN SYMONDS CBE (47)
Executive Director and Chief Financial Officer
Appointed as a Director 1 October 1997. Also has overall responsibility for Strategic Planning & Business Development, Information Services and Global Purchasing. Non-Executive Director of Diageo plc. Former member of the UK Accounting Standards Board (August 2003 – August 2006). Joint Chairman of the Business Tax Forum. Member of the Advisory Board of Oxford University Centre for Business Taxation.

MARCUS WALLENBERG (50)
Non-Executive Director
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). Stepped down from the Audit Committee on 31 December 2005. Chairman of Skandinaviska Enskilda Banken AB. Chairman of Saab AB. Vice-Chairman Telefonaktiebolaget LM Ericsson. Non-Executive Director of Electrolux AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation. Chairman of International Chamber of Commerce (ICC).	ERNA MÖLLER (66)
Non-Executive Director
Member of the Remuneration Committee and the Science Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 15 May 1995). Executive Director of the Knut and Alice Wallenberg Foundation. Professor of Clinical Immunology and Vice-Chairman of the Nobel Assembly, Karolinska Institutet. Member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Science.	JOHN VARLEY (50)
Non-Executive Director
Member of the Remuneration Committee
Appointed as a Director 26 July 2006. Executive Director of Barclays Bank plc and Barclays plc since 1998 and Group Chief Executive since 2004. Director of Ascot Authority Holdings since 2001. President of the Employers’ Forum on Disability and member of the International Advisory Panel of the Monetary Authority of Singapore. Treasurer and Trustee of St. Dunstan’s, Trustee of Thornton Smith Plevins Young People’s Trust and Chairman of Business Action on Homelessness.

JOHN BUCHANAN (63)
Non-Executive Director
Chairman of the Audit Committee and Member of the Remuneration Committee.
Appointed as a Director 25 April 2002. Executive Director and Group Chief Financial Officer of BP p.l.c. 1996-2002. Member of the UK Accounting Standards Board 1997-2001. Senior Independent Director of BHP Billiton Plc. Deputy Chairman of Vodafone Group Plc. Chairman of Smith & Nephew plc.	JOE JIMENEZ (47)
Non-Executive Director
Member of the Remuneration Committee and the Nomination Committee
Appointed as a Director 1 July 2003. Executive Vice-President of H J Heinz Company and President and Chief Executive Officer of Heinz Europe 2002-2006. Corporate Vice-President then Senior Vice-President and President of Heinz North America 1998-2002. Non-Executive Director of Blue Nile, Inc.

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JOHN PATTERSON FRCP (58)
Executive Director, Development
Appointed as a Director 1 January 2005. Fellow of the Royal College of Physicians. Director of the British Pharma Group. Non-Executive Director of Cobham plc. Non-Executive Director of Amersham plc 2001-2004. President of the Association of the British Pharmaceutical Industry 2002-2004. Member of the Supervisory Board of the UK Medicines Control Agency 1990-1994. Executive Vice-President, Product Strategy & Licensing and Business Development, AstraZeneca PLC 1999-2004.	HÅKAN MOGREN KBE (62)
Non-Executive Deputy Chairman Member of the Nomination Committee
Appointed as a Director 6 April 1999. Formerly Chief Executive Officer and a Director of Astra AB (appointed 18 May 1988). Member of the Board of Directors of Investor AB, Rémy Cointreau SA, Groupe Danone and Norsk Hydro ASA. Director of the Marianne and Marcus Wallenberg Foundation. Member of the Royal Swedish Academy of Engineering Sciences.	MICHELE HOOPER (55)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 1 July 2003. President and Chief Executive Officer of Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International Inc. 1992-1998. Non-Executive Director of PPG Industries, Inc. Non-Executive Director of Warner Music Group, Inc.

PROFESSOR DAME NANCY ROTHWELL (51)
Non-Executive Director
Chairman of the Science Committee
Appointed as a Director 27 April 2006. Also has responsibility for overseeing Corporate Responsibility. MRC Research Professor and Vice-President for Research at the University of Manchester. Trustee of Cancer Research UK and the Campaign for Medical Progress, Chair of the Research Defence Society, Chair of the Wellcome Trust Public Engagement Strategy Panel. Council member of the Biotechnology and Biological Sciences Research Council. Prior appointments include: President of the British Neuroscience Association and Council member of the Medical Research Council.	JANE HENNEY (59)
Non-Executive Director
Member of the Audit Committee, the Nomination Committee and the Science Committee
Appointed as a Director 24 September 2001. Currently Senior Vice-President and Provost for Health Affairs, University of Cincinnati Medical Academic Health Center, appointed April 2003. Prior appointments include: Deputy Director, US National Cancer Institute; Vice-Chancellor of Health, University of Kansas Medical Center; Deputy Commissioner for Operations, US Food and Drug Administration; and Commissioner of Food and Drugs, US Food and Drug Administration. Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation. Other board appointments include The Commonwealth Fund, China Medical Board, OMERIS and BIO/START.	SIR PETER BONFIELD CBE, FRENG (62)
Senior Non-Executive Director
Chairman of the Remuneration Committee and Member of the Nomination Committee
Appointed as a Director 1 January 1995. Fellow of the Royal Academy of Engineering. Non-Executive Director of Telefonaktiebolaget LM Ericsson, Mentor Graphics Corporation, Taiwan Semiconductor Manufacturing Company, Ltd., Sony Corporation, Japan and Actis Capital LLP. Vice-President of The British Quality Foundation. Member of the Citigroup International Advisory Board. Member of the Sony Corporation Advisory Board. Chairman of NXP Supervisory Board. Non-Executive Director, Corporate Board of the Department for Constitutional Affairs.

Other officers of the Company at 31 December 2006 included members of the Senior Executive Team, as set out on pages 4 and 5, and:

GRAEME MUSKER
Group Secretary and Solicitor Appointed as Company Secretary 6 June 1993.

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ASTRAZENECA ANNUAL REVIEW 2006

SUMMARY GOVERNANCE

BOARD OF DIRECTORS

Details of members of the Board at 31 December 2006 are set out on pages 32 and 33.

BOARD COMPOSITION, PROCESSES AND RESPONSIBILITIES

The Board comprises Executive and Non-Executive Directors. In the view of the Board, the majority of Board members are, for the purposes of the UK Combined Code on Corporate Governance and the corporate governance standards of the New York Stock Exchange, independent Non-Executive Directors.

All Directors are collectively responsible for the success of the Company. However, Executive Directors have direct responsibility for business operations, whereas the Non-Executive Directors have a responsibility to bring independent, objective judgement to bear on Board decisions. This includes constructively challenging management and helping to develop the Company’s strategy. The Non-Executive Directors scrutinise the performance of management and have various responsibilities concerning the integrity of financial information, internal controls and risk management. To help maintain a strong executive presence on the Board, in addition to the Executive Directors attending, members of the Senior Executive Team (SET) routinely attend Board meetings on a rotational basis. At the end of every Board meeting, the Company’s Non-Executive Directors meet without the Executive Directors present.

There is an established procedure operated by the Nomination Committee for the appointment of new directors to the Board. Appointments are based on the merits of the candidates, who are measured against objective criteria. All of the Directors retire at each Annual General Meeting (AGM) and may offer themselves for re-election by shareholders. The Board reviews annually the status of succession to senior positions, including those at Board level, and ensures it has regular contact with, and access to, succession candidates.

The Board sets the Company’s strategy and policies and monitors progress towards meeting its objectives. To this end, it conducts a formal strategy review annually. The Board also assesses whether its obligations to the

Company’s shareholders and others are understood and met. This includes regular reviews of the Company’s financial performance and critical business issues.

At the December 2006 Board meeting, the Chairman reported to the Board on his conversations with each Non-Executive Director about his or her individual performance and that of the Board as a whole, which took place during the fourth quarter of 2006. The Non-Executive Directors reviewed the performance of the Chief Executive Officer (CEO) and other Executive Directors in their absence. In addition, the Board, under the chairmanship of the Senior Independent Director, reviewed the performance of the Chairman in his absence, during that same December Board meeting.

The Company maintained directors’ and officers’ liability insurance cover throughout 2006. In early 2006, the Company entered into a deed of indemnity in favour of each Board member. Under Article 134 of the Company’s Articles of Association, the current Directors and officers were already indemnified in accordance with the Companies Act 1985. However, consistent with recent changes to the Companies Act 1985, and in the interests of retaining high quality, skilled individuals, current market practice is for companies to enter into a separate deed of indemnity in favour of each director. As at the date of this report, these deeds of indemnity are still in force and provide that the Company shall indemnify the Directors, to the extent permitted by law and the Company’s Articles of Association, in respect of all losses arising out of, or in connection with, the execution of their powers, duties and responsibilities, as directors of the Company or any of its subsidiaries.

The Board held six scheduled meetings and one other meeting in 2006. Five of the Board meetings were held in London, one in Södertälje and one by teleconference.

BOARD CHANGES

As reported last year, David Brennan became CEO with effect from 1 January 2006.

At the AGM on 27 April 2006, Dame Bridget Ogilvie, a Non-Executive Director, stepped down from the Board. Dame Bridget served the Company as a Non-Executive Director for nine years and worked as a member of various Board committees including, most recently, the Audit Committee and the Science Committee.

Professor Dame Nancy Rothwell and John Varley were appointed as Non-Executive Directors with effect from 27 April 2006 and 26 July 2006, respectively.

ELECTION AND RE-ELECTION OF DIRECTORS

All of the Directors will retire under Article 65 of the Company’s Articles of Association at the AGM in April 2007. The Notice of AGM will give details of those Directors presenting themselves for election or re-election at the AGM. Sir Peter Bonfield and Erna Möller intend to step down as Directors of the Company at the 2007 AGM.

BOARD COMMITTEES

The current members of the Audit Committee are John Buchanan (Chairman of the Committee), Jane Henney and Michele Hooper. Dame Bridget Ogilvie was also a valued member of the Committee until she stepped down as a Director with effect from 27 April 2006.

The current members of the Remuneration Committee are Sir Peter Bonfield (Chairman of the Committee), John Buchanan, Joe Jiminez, Erna Möller and (since 26 July 2006) John Varley. Sir Peter Bonfield and Erna Möller will step down at the AGM in 2007, and Sir Peter’s role as Chairman of the Committee will be assumed by John Varley.

The current members of the Nomination Committee are Louis Schweitzer (Chairman of the Committee), Håkan Mogren, Sir Peter Bonfield, Jane Henney and Joe Jiminez.

The current members of the Science Committtee are Jane Henney, Erna Möller, Dame Nancy Rothwell (who succeeded Dame Bridget Ogilvie as Chairman of the Committee after Dame Bridget stepped down during 2006) (all Non-Executive Directors), Jan Lundberg, John Patterson and Christopher Reilly.

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CORPORATE GOVERNANCE

UK COMBINED CODE ON CORPORATE GOVERNANCE
The Board has prepared this report with reference to the UK Combined Code on Corporate Governance published in July 2003 by the Financial Reporting Council, as amended in June 2006, and related guidance.

The Company is applying all the main and supporting principles of good governance in the Combined Code. The Company is complying with all of the provisions of the Combined Code.

INTERNAL CONTROLS AND MANAGEMENT OF RISK
The Board has overall responsibility for the Company’s system of internal controls, which aims to safeguard shareholders’ investments and the Company’s assets, and to ensure that proper accounting records are maintained and that the financial information used within the business and for publication is accurate, reliable and fairly presents the financial position of the Company and the results of its business operations. The Board is also responsible for reviewing the effectiveness of the system of internal controls. The system is designed to provide reasonable (not necessarily absolute) assurance of effective operations and compliance with laws and regulations. For more information, refer to the paragraphs relating to the US Sarbanes-Oxley Act of 2002 below.

TURNBULL REPORT GUIDANCE
Since the publication in September 1999 by the Institute of Chartered Accountants in England and Wales of the Turnbull Report, ‘Internal Control: Guidance for Directors on the Combined Code’, the Directors have continued to review the effectiveness of the Group’s system of controls, risk management and the Company’s high level internal control arrangements. These reviews have included an assessment of internal controls, and in particular internal financial controls, supported by management assurance of the maintenance of control, and reports from the Group Internal Audit function, as well as the external auditor on matters identified in the course of its statutory audit work.

Underpinning these reviews is an annual ‘letter of assurance’ process by which responsible managers confirm the adequacy of their systems of internal financial and non-financial controls, their compliance with Company policies and relevant laws and regulations (including the industry’s regulatory requirements), and confirm they have reported any control weaknesses through the Company’s continuous assurance process.

The Directors believe that the Company maintains an effective, embedded system of internal controls and complies with the Turnbull Report guidance.

GROUP RISK AND CONTROL POLICY/ RISK ADVISORY GROUP
Through the adoption by the Board of a Group Risk & Control Policy and supporting standards, the Company has sought to confirm and formalise the drive to manage business risks as a key element of all activities.

Supporting line management activities is a dedicated risk management team who help to ensure key risks are identified and communicated appropriately. The outputs of this team are reviewed by the Risk Advisory Group (RAG), which comprises senior representatives from each business function. The RAG considers new and emerging risks as well as risks across different parts of the organisation. It also plays an important role in promoting continuous improvement in the management of risk by sharing best practice throughout the organisation. It is chaired by the Chief Financial Officer and reports twice a year to the SET. The RAG’s reports on the Company’s risk profile are reviewed by both the Audit Committee and the Board.

THE US SARBANES-OXLEY ACT OF 2002
AstraZeneca PLC American Depositary Shares (ADSs) are traded on the New York Stock Exchange (NYSE) and, accordingly, the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission (SEC) applicable to foreign issuers. The US Sarbanes-Oxley Act (the Act) came into force at the end of July 2002. As a result of its NYSE listing, the Company is subject to those provisions of the Act applicable to foreign issuers. Section 404 of this legislation requires companies to include in their annual report filed with the SEC a report by management stating its responsibility for establishing internal control over financial reporting and to assess annually the effectiveness of such internal control. In addition, the external auditor is required to attest to, and report on management’s assessment. As a foreign issuer that qualifies as a large accelerated filer, AstraZeneca is first required to comply with section 404 in respect of its financial year ended 31 December 2006.

The Company has complied with those provisions of the Act applicable to foreign issuers. The Board believes that, prior to the Act coming into force, the Company already had a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations, and an effective and robust system of internal controls. Consequently, the Company’s approach to compliance with the Act has principally involved the development and adjustment of its existing corporate governance framework and associated processes concerning reporting, internal controls and other relevant matters.

The Directors’ assessment of the effectiveness of the internal control over financial reporting is set out on page 31 (Summary Financial Review).

THE NEW YORK STOCK EXCHANGE
The Company, as a foreign issuer with ADSs listed on the NYSE, has reviewed the corporate governance practices required to be followed by US companies under the NYSE’s listing standards and its practices are generally consistent with those standards.

CODE OF CONDUCT

The policy of the Company is to require all of its subsidiaries, and all employees, to observe high ethical standards of integrity and honesty and to act with due skill, care, diligence and fairness in the conduct of business. The Company’s management seeks to reinforce the standards outlined in the Code of Conduct throughout the business. In particular, all employees are required to comply with the letter and spirit of the Code of Conduct and with the standards detailed by the Company in support of it. The Code of Conduct is available on the Company’s website: astrazeneca.com.

CHIEF EXECUTIVE OFFICER, SENIOR EXECUTIVE TEAM AND DELEGATION OF AUTHORITY

The CEO has been delegated authority from, and is responsible to, the Board for directing and promoting the profitable operation and development of the Company, consistent with the primary aim of enhancing long-term shareholder value in relation to all matters save those which have been specifically reserved for the Board.

The CEO is responsible to the Board for the management and performance of the Company’s businesses within the framework of Company policies, reserved powers and routine reporting requirements. He is obliged

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ASTRAZENECA ANNUAL REVIEW 2006

SUMMARY GOVERNANCE CONTINUED

to refer certain major matters back to the Board. The roles of the Board, the Board’s committees, the Chairman, the CEO and the SET are documented, as are the Company’s delegated authorities and reserved powers, the means of operation of the business and the roles of corporate functions.		No. of shares
		(million)	$m

	At 1 January 2006	1,581	395

	Issues of shares	23	6

	Re-purchase of shares	(72)	(18)

	At 31 December 2006	1,532	383

The CEO has established and chairs the SET. While the CEO retains full responsibility for the authority delegated to him by the Board, the SET is the vehicle through which he exercises that authority in respect of the Company’s business (including Aptium Oncology and Astra Tech). The members of the SET are shown on pages 4 and 5. The SET normally meets once a month to consider and decide major business issues. It also usually reviews those matters that are of a size or importance to require the attention of, or that are reserved to, the Board before such matters are submitted to the Board for review and decision.

DISCLOSURE POLICY AND DISCLOSURE COMMITTEE

The Company’s Disclosure Policy provides a framework for the handling and disclosure of inside information and other information of interest to shareholders and the investment community. It also defines the role of the Disclosure Committee. Led by the Chief Financial Officer, the Disclosure Committee meets regularly to assist and inform the decisions of the CEO concerning inside information and its disclosure.

DISCLOSURE OF INFORMATION TO AUDITORS

The Directors who held office at the date of approval of the 2006 Directors’ Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditors are unaware; and each Director has taken all the steps that he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

CHANGES IN SHARE CAPITAL

Changes in the Company’s Ordinary Share capital during 2006 are shown in the table below:

RETURNS TO SHAREHOLDERS

The Company’s stated distribution policy comprises both a regular cash dividend and a share re-purchase component, which provides a flexible means of returning value to shareholders, while allowing the Company to manage its capital structure more efficiently over time.

Shareholders have different preferences, and the Board believes the combination of regular cash dividends and share buyback programmes enables it to balance the interests of all shareholder groups.

The Board continually reviews its shareholders’ return strategy, and in 2006 re-stated its intention to grow dividends in line with earnings growth, while ensuring the dividend remains covered by at least two times earnings.

The Board also firmly believes the first call on free cash flow is investment in the business, after which surplus cash should be returned to the shareholders. Accordingly, in 2007 the Board intends to return $4 billion of funds to shareholders via a share re-purchase programme. Should there be additional cash inflow during 2007 from the issue of shares in respect of employees exercising share options, the Board will consider extending the re-purchase programme to include this additional amount.

During 2006, the Company purchased 72.2 million of its own Ordinary Shares with a nominal value of $0.25 each for cancellation, at an aggregate cost of $4.1 billion. Also during 2006, 23.5 million shares were issued in respect of employee share plans for a total consideration of $1.0 billion. The net number of shares repurchased in 2006 was therefore 48.7 million, which represents 3.1% of the Company’s issued share capital at 1 January 2006.

Since the Company began its share re-purchase programmes in 1999, a total of 282.8 million Ordinary Shares have been purchased for cancellation at an aggregate cost of $13.3 billion. This represents approximately 15.9% of the Company’s total issued share capital at the time the repurchase programme commenced in 1999 (See table on page 30).

The Company continues to maintain robust controls in respect of all aspects of the share re-purchase programme to ensure compliance with English law and the FSA’s Listing Rules, Disclosure Rules and Prospectus Rules. In particular, the Company’s Disclosure Committee meets to ensure that the Company does not purchase its own shares during prohibited periods. At the 2007 AGM, the Company will seek a renewal of its current permission from shareholders to purchase its own shares.

CREDITOR PAYMENT POLICY

It is not Company policy formally to comply with the Confederation of British Industry’s code of practice on the prompt payment of suppliers. It is, however, Company policy to agree to appropriate payment terms with all suppliers when agreeing to the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and, subject to their compliance, abide by the terms of payment. The total amount of money owed by AstraZeneca PLC’s subsidiaries to trade creditors at the balance sheet date was equivalent to 74 days’ average purchases.

ANNUAL GENERAL MEETING

The Company’s 2007 AGM will be held on Thursday 26 April 2007. The principal meeting place will be in London. There will be a simultaneous satellite meeting in Stockholm.

EXTERNAL AUDITOR

A resolution will be proposed at the 2007 AGM for the re-appointment of KPMG Audit Plc, London as auditor of the Company.

On behalf of the Board
G H R MUSKER
GROUP SECRETARY AND SOLICITOR
1 February 2007

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SUMMARY DIRECTORS’ REMUNERATION REPORT

This is a summary of the Directors’ Remuneration Report that has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002 (the “Regulations”). As required by the Regulations, a resolution to approve the Directors’ Remuneration Report will be proposed at the Annual General Meeting (AGM) on Thursday 26 April 2007.

The members of the Remuneration Committee are Sir Peter Bonfield (Chairman of the Committee), John Buchanan, Joe Jimenez, Erna Möller and (since 26 July 2006) John Varley. They are all Non-Executive Directors. Sir Peter Bonfield and Erna Möller do not intend to submit themselves for re-election as Directors at the AGM in 2007, and Sir Peter’s role as Chairman of the Committee will be assumed by John Varley.

OVERALL REMUNERATION POLICY AND PURPOSE

In determining the level of Directors’ remuneration, the Remuneration Committee considers the policies, practices and other factors that relate to all employees, as set out below.

In general, the Company is committed to maintaining a dynamic performance culture, in which every employee is clear about the Company’s objectives, and knows how their work impacts on those objectives and that they will benefit from achieving high levels of performance. It is against this background that the specific remuneration of the Executive Directors and other members of the Senior Executive Team (SET) is considered in the deliberations of the Board and the Remuneration Committee.

Consistent with its approach during the year, the Board has confirmed that the Company’s overall remuneration policy and purpose going forward will continue to be:
>	Attract and retain people of the quality necessary to sustain the Company as one of the best pharmaceutical companies in the world.
>	Motivate them to achieve the level of performance necessary to create sustained growth in shareholder value.

In order to achieve this, remuneration policy and practice are designed to:
>	Closely align individual and team reward with business performance at each level.
>	Encourage employees to perform to their fullest capacity.
>	Encourage employees to align their interests with those of shareholders.
>	Support managers’ responsibility to achieve business performance through people and to recognise superior performance, in the short and longer term.
>	Be as locally focused and flexible as is practicable and beneficial.
>	Be as internally consistent as is practicable and beneficial, taking due account of market need.
>	Be competitive and cost-effective in each of the relevant employment markets.

The cost and value of the components of the remuneration package are considered as a whole and are designed to:
>	Ensure a proper balance of fixed and variable performance-related components, linked to short- and longer-term objectives.
>	Reflect market competitiveness.

EXECUTIVE DIRECTORS’ REMUNERATION

In 2006, for each Executive Director, the individual components were:
>	Annual salary – the actual salary for each Executive Director determined by the Remuneration Committee on behalf of the Board and established in sterling.All Executive Directors’ terms and conditions are UK-based, apart from David Brennan’s pension (including health insurance) arrangements, which are described below.

For 2007, the Executive Directors’ revised annual salaries are as follows:
	–	David Brennan £940,000 (an increase of 8.05% over his 2006 salary);
	–	John Patterson £504,692 (an increase of 3.50% over his 2006 salary); and
	–	Jonathan Symonds £600,000 (an increase of 8.15% over his 2006 salary).

>	Short-term bonus:
	–	The Chief Executive Officer was eligible for an annual bonus related to performance against the criteria described below.The bonus payable was on a scale of 0-180% of salary, with 90% of salary payable for the achievement of target performance. The bonus was not pensionable. David Brennan’s bonus for 2006 amounts to £1,049,220 (120.6% of salary). For 2007, the bonus range will be the same.
	–	The Chief Financial Officer and the Executive Director, Development were each eligible for an annual bonus related to performance against the criteria described below. The bonus payable was on a scale of 0-150% of salary, with 75% of salary payable for the achievement of target performance. The bonus was not pensionable. Jonathan Symonds’ bonus for 2006 amounted to £566,936 (102.2% of salary). John Patterson’s bonus for 2006 amounted to £489,124 (100.3% of salary). For 2007, the bonus range for each of them will be the same.

The performance criteria for determining the annual bonus for Executive Directors (and other SET members) are as follows:
–	50% by reference to earnings per share.
–	25% by measures relating to the individual’s particular area of responsibility (or, in the case of the Chief Executive Officer, the average of these individual outcomes for the other members of the SET).
–	25% by a balance of qualitative and quantitative measures that address the quality of business performance (discussed below under “Performance targets and measurement”).

There is a requirement for SET members to defer a portion of their bonus earned into shares for a period of three years. The portion currently deferred into shares is one third of the pre-tax bonus for Executive Directors and one sixth for all other SET members.

>	Longer-term incentives
	–	Executive Directors are also rewarded for improvement in the share price performance of the Company over a period of years by the grant of share options under the AstraZeneca Share Option Plan. The grant of such options is determined by the Remuneration Committee, as are the performance targets that apply and whether they apply to the grant and/or exercise of options.
	–	In 2006, Executive Directors (and other members of the SET) were also eligible to participate in the AstraZeneca Performance Share Plan described below.
>	An expectation to hold shares equivalent to one-times annual salary, and to retain the net number of shares acquired under the AstraZeneca Share Option Plan for at least six months after the option is exercised.
>	Other customary benefits (such as a car and health benefits) are also made available through participation in the Company’s flexible benefits arrangements.
>	Pension arrangements, as described below.

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ASTRAZENECA ANNUAL REVIEW 2006

SUMMARY DIRECTORS’ REMUNERATION REPORT CONTINUED

PERFORMANCE TARGETS AND MEASUREMENTS

In respect of the above short-term bonuses for 2006, relevant factors included strong financial results ahead of expectations and excellent progress in key areas. Earnings per share increased by 34% compared to 2005; global sales increased by 11% overall and by 23% for key growth products; operating profit increased by 28% and R&D investment by 16% (all at constant exchange rates).

The development pipeline was strengthened and now comprises 120 projects (compared with 106 a year earlier), including 95 new chemical entities and 25 life-cycle management projects. Significant externalisation activity included six significant licence and acquisition transactions signed during the calendar year, among them the acquisition of Cambridge Antibody Technology Group plc. Good progress was made in life-cycle management, with nine submissions and nine approvals in the US or EU, including the submissions for Crestor (atherosclerosis) and Seroquel SR (schizophrenia) in both the EU and US. These achievements were underpinned by a continuing emphasis on cost discipline, improved productivity and performance management. Bonus outcomes for 2006 reflected overall corporate and relevant functional performance in 2006 against clear objectives in relation to:

>	financial performance;
>	progress in R&D;
>	risk management;
>	executive development and succession;
>	corporate governance and social responsibility; and
>	reputation.

During 2006, we reviewed our Business Performance Management framework, with a view to further enhancing our focus on our strategic objectives. Bonus outcomes for 2007 will reflect overall corporate and relevant functional performance against clear objectives in relation to:

>	patients;
>	products;
>	people; and
>	performance.

More information about these objectives is set out on pages 26 and 27.

PENSION ARRANGEMENTS

The Chief Executive Officer is a member of the AstraZeneca US Defined Benefit Pension Plan, under a schedule applicable to legacy Astra

Merck employees. Benefits for members of this plan are delivered on a tax-qualified basis, with accrued benefits that exceed specific limits under the plan’s formula and the US Tax Code being delivered through a supplementary, non-qualified pension plan (accruals in respect of the UK service being booked in the UK accounts). The normal pension age under both plans is 65. The tax-qualified plan has unreduced, early retirement benefits payable at age 62, or earlier if:

>	combined age and service at retirement equals or exceeds 85; and
>	at 1 July 1996, combined age and service was equal to or exceeded 60; and
>	the member was categorised as a non- highly compensated employee.

Similar early retirement terms apply to the supplementary, non-qualified plan, as it relates to highly compensated employees.

On death in retirement, there is a pension payable to the surviving spouse or other dependent if the member so elects prior to retirement.

In the UK, certain changes to the tax treatment of pensions took effect from 6 April 2006. The Remuneration Committee considered the impact those changes may have on UK Executive Directors’ pension arrangements. The Remuneration Committee endorsed the offer of a cash allowance in lieu of future pension, offered annually and payable at the election of each individual UK Executive Director. The cash allowance is consistent with the cost of the alternative gross pension benefit.

The Executive Director, Development has elected to remain a member of the Company’s main UK defined benefit pension plan for the option year 2006/7 rather than take the cash allowance. The normal pension age under this plan is 62. However, a member’s accrued pension is available from age 60 without any actuarial reduction. In addition, the accrued pension is available, unreduced, from age 57 if the Company consents to a request for early retirement and from age 50 if the retirement is at the Company’s request. On death in retirement, the accrued pension is guaranteed payable for the first five years of retirement and then reduces to two-thirds of this amount should there be a surviving spouse or other dependant.

The Chief Financial Officer benefits from a pension promise equivalent to membership of the defined benefit pension plan that applies to the Executive Director, Development. The composition of the promise originates from the application of the statutory earnings cap, which has now been removed following the April 2006 tax changes to the treatment of pensions in the UK. The equivalent pension promise remains unchanged. It is delivered through a combination of:

>	Annual payment by the Company of 26% of base salary. The Company contribution in 2006 for Jonathan Symonds in respect of the pension element was £172,000. This payment represents three months at the pre-April rate of 50% and nine months at the new rate.
>	To the extent this payment does not provide equivalence to the UK defined benefit pension plan, the Company makes up the difference.

ASTRAZENECA PERFORMANCE SHARE PLAN

2006 was the second year of operation of the AstraZeneca Performance Share Plan (the “Plan”).

GRANT AND VESTING OF AWARDS
The Plan provides for the grant of performance share awards (“Awards”) in respect of Ordinary Shares in AstraZeneca PLC (“Shares”) (which may be delivered in the form of American Depositary Shares in the US). Save in exceptional circumstances, which are prescribed in the Plan rules or at the discretion of the Remuneration Committee, vesting of Awards is contingent on the satisfaction of specified performance targets and continued employment with the AstraZeneca Group. Awards are not pensionable and may not be assigned or transferred (except on a participant’s death, when they may be assigned to the participant’s personal representatives).

BASIS OF PARTICIPATION
The Remuneration Committee is responsible for agreeing any Awards under the Plan and for setting the policy for the way in which the Plan should be operated, including agreeing performance targets and which employees should be invited to participate in the Plan.

Generally, Awards can be granted at any time, but not during a close period of the Company. As reported last year, the first grant of Awards was made on 29 June 2005 (the “2005 Award”). In 2006, grants of Awards were made on 24 March and 19 May (the “2006 Award”). Details of these grants are shown in the table on page 40.

PERFORMANCE PERIOD
In the case of the 2005 Award, the performance target relates to the three-year period

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commencing on 1 January 2005. For the 2006 Award, the performance target relates to the three-year period commencing on 1 January 2006.

PERFORMANCE TARGETS
For both Awards, the performance targets are the Company’s Total Shareholder Return (“TSR”) over the relevant three-year period compared with the TSR of a selected peer group of 12 other pharmaceutical companies for the same period. These companies are: Abbott Laboratories, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough and Wyeth.

TSR looks at share price increase and dividends re-invested in respect of a notional number of shares, from the beginning of the relevant performance period to the end of it, and ranks the companies in the selected comparator group by reference to the TSR achieved over that period. The rank which the Company’s TSR achieves over the performance period will determine how many Shares will vest under the relevant Award, as per the vesting schedule shown in the table below:

TSR ranking	Vesting percentage
of the Company	of Shares under Award

Below median	0%

Median	30%

Upper quartile	100%

Between median and upper quartile Pro rata

To alleviate any short-term volatility, the return index is averaged in the TSR calculations for each company over the three months prior to the start and end of the relevant performance period.

The Remuneration Committee has the discretion to award Shares up to a further 25% over and above the Shares subject to the Award, if the Company’s TSR performance is substantially better than that of the upper quartile of the comparator group.

The Remuneration Committee may vary or waive these performance targets to take account of events that lead the Remuneration Committee, acting fairly and reasonably, to believe the performance targets to be no longer appropriate.

PERFORMANCE UNDER THE ASTRAZENECA PERFORMANCE SHARE PLAN IN 2006
The graphs overleaf show, for each Award, how the Company’s TSR performance has compared with the TSR for the companies in the comparator group from the first day of the relevant performance period to 31 December

DETAILS OF EXECUTIVE DIRECTORS’ SERVICE CONTRACTS AT 31 DECEMBER 2006

Unexpired term at
Executive Director	Date of service contract	31 December 2006	Notice period

David R Brennan	1 January 2006	One year	One year

Jonathan Symonds	20 May 1998	One year	One year

John Patterson	1 January 2005	One year	One year

2006 and how the Company ranks against those other companies on this basis.

EXECUTIVE DIRECTORS’ SERVICE CONTRACTS

The details of the Executive Directors’ individual service contracts are set out in the table above. If an Executive Director’s service contract is terminated, the Company may, depending upon the circumstances, be liable to provide compensation to the Executive Director equivalent to the salary and benefits which he would have received during the contractual notice period plus, in the case of the Executive Director, Development, the unreduced pension entitlement described on page 38. For current Executive Directors, it is the Company’s expectation that any such liability would be calculated on the basis of one year’s base salary, target bonus and other benefits. The Company’s policy in the event of the termination of an Executive Director’s service contract is to avoid any liability to the Executive Director in excess of his contractual entitlement and to aim to ensure that any liability is mitigated to the fullest extent possible.

POSITION OF THE NON-EXECUTIVE DIRECTORS

None of the Non-Executive Directors has a service contract. They are not eligible for performance-related bonuses nor the grant of share options. No pension contributions are made on their behalf. The fees payable to the Non-Executive Directors are set by a committee of the Board comprising the Executive Directors.

DIRECTORS’ EMOLUMENTS IN 2006

The aggregate remuneration, excluding pension contributions and the value of share options and performance share plan awards, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2006 was £12 million ($21 million). Remuneration of individual Directors is set out on page 46 in sterling and US dollars.

TOTAL SHAREHOLDER RETURN

The Regulations require the inclusion in the Directors’ Remuneration Report of a graph showing TSR over a five-year period in respect of a holding of the Company’s shares, plotted against TSR in respect of a hypothetical holding of shares of a similar kind and number by reference to which a broad equity market index is calculated. The Company is a member of the FTSE 100 Index and consequently, for the purposes of this graph which is set out overleaf, we have selected the FTSE 100 Index as the appropriate index. This graph is re-based to 100 at the start of the rolling five-year period.

DIRECTORS’ INTERESTS IN PERFORMANCE SHARE PLAN AWARDS

Directors’ interests in shares or American Depositary Shares (ADSs) of AstraZeneca PLC that are the subject of awards under the AstraZeneca Performance Share Plan or the AstraZeneca US Executive Performance Share Plan are not included in the table of Directors’ emoluments on page 46 but are shown in the tables overleaf. References to “target number of shares” are to the maximum number of shares that would vest if the vesting percentage were 100%.

On behalf of the Board
G H R MUSKER
GROUP SECRETARY AND SOLICITOR
1 February 2007

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ASTRAZENECA ANNUAL REVIEW 2006

SUMMARY DIRECTORS’ REMUNERATION REPORT CONTINUED

TSR – ASTRAZENECA COMPARED WITH FTSE 100 OVER FIVE YEARS*	TSR – ASTRAZENECA COMPARED WITH PEER GROUP 1 JAN 2005 TO 31 DEC 2006 (FOR THE 2005 AWARD)*	TSR – ASTRAZENECA COMPARED WITH PEER GROUP 1 JAN 2006 TO 31 DEC 2006 (FOR THE 2006 AWARD)*

* Source: Thomson Financial Datastream	* Source: Thomson Financial Datastream	* Source: Thomson Financial Datastream

DIRECTORS’ AND FORMER DIRECTORS’ INTERESTS IN PERFORMANCE SHARE PLAN AWARDS

					Target number
	Awards held (target number of Shares)				of Shares		Monetary value
	At 1 Jan 2006 or		At 31 Dec 2006 or		the subject		of Awards
Award and performance period	appointment date		resignation date		of Awards		(£) 1	Date of grant	Vesting date

David R Brennan
2006 Award: 1 Jan 06 – 1 Jan 09	–		73,109		73,109	[2]	2,174,993	24.03.06	24.03.09

2006 Award: 1 Jan 06 – 1 Jan 09	–		19,092		19,092	[3]	543,740	19.05.06	19.05.09

Total	–		92,201		92,201		2,718,733

John Patterson
2005 Award: 1 Jan 05 – 1 Jan 08	41,945		41,945		41,945	[4]	939,987	29.06.05	29.06.08

2006 Award: 1 Jan 06 – 1 Jan 09	–		32,319		32,319	[2]	961,490	24.03.06	24.03.09

Total	41,945		74,264		74,264		1,901,477

Jonathan Symonds
2005 Award: 1 Jan 05 – 1 Jan 08	47,723		47,723		47,723	[4]	1,069,472	29.06.05	29.06.08

2006 Award: 1 Jan 06 – 1 Jan 09	–		41,646		41,646	[2]	1,238,968	24.03.06	24.03.09

Total	47,723		89,369		89,369		2,308,440

Sir Tom McKillop[5]
2005 Award: 1 Jan 05 – 1 Jan 08	104,417		104,417		104,417	[4]	2,339,985	29.06.05	29.06.08

Total	104,417	[6]	104,417	[6]	104,417		2,339,985

[1]	The relevant target percentage of the Director’s salary was divided by the price per share at date of grant to calculate the target number of Shares.
[2]	Share price at date of grant was 2975p.
[3]	Share price at date of grant was 2848p.
[4]	Share price at date of grant was 2241p.
[5]	Ceased to be a Director on 31 December 2005.
[6]	To be pro-rated as described on page 74 of the 2005 Directors’ Remuneration Report.

The interests of David Brennan at 31 December 2006 in ADSs of AstraZeneca PLC that are the subject of awards under the AstraZeneca US Executive Performance Share Plan (established in 2000) are not included in the above table but are shown below. One ADS equals one Ordinary Share. The number of ADSs to which Mr Brennan may become unconditionally entitled on the vesting date will be determined by reference to AstraZeneca’s total shareholder return compared to that of other companies in the US Pharmaceutical Human Resources Association over the three-year performance period.

							Monetary
				Initial monetary		Awards vested	value of
			Awards made	value of		during 2006	awards vested		Awards		Date on
	Awards held (target number of ADSs)		(target number	awards made		(number	during 2006		expired	Date	which award
	At 1 Jan 2006	At 31 Dec 2006	of ADSs)	($)		of ADSs)	($)		during 2006	of award	may vest

David R Brennan	33,104	–	33,104	1,163,937	[1]	31,780	1,643,979	[2]	1,324	25.03.03	25.03.06

	28,826	28,826	28,826	1,344,156	[3]	–	–		–	26.03.04	26.03.07

	27,877	27,877	27,877	1,124,837	[4]	–	–		–	24.03.05	24.03.08

Total:	89,807	56,703	89,807	3,632,930		31,780	1,643,979		1,324

[1]	The award price was $35.16.
[2]	The closing price of an ADS on 25 March 2006 (the date of vesting) was $51.73.
[3]	The award price was $46.63.
[4]	The award price was $40.35.

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SUMMARY FINANCIAL STATEMENTS

These Summary Financial Statements are a summary of information in the Group’s Financial Statements, Directors’ Report and Directors’ Remuneration Report and do not contain sufficient information to allow for as full an understanding of the results and state of affairs of the Group as would be provided by the full Group Financial Statements, Directors’ Report and Directors’ Remuneration Report. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the Group’s last full Annual Report and Form 20-F Information, available from the Secretary at the registered office of the Company.

The Summary Financial Statements on pages 42 to 46 were approved by the Board of Directors on 1 February 2007 and were signed on its behalf by:

DAVID R BRENNAN	JONATHAN SYMONDS
DIRECTOR	DIRECTOR

INDEPENDENT AUDITORS’ STATEMENT

AUDITORS’ STATEMENT TO THE MEMBERS OF ASTRAZENECA PLC, PURSUANT TO SECTION 251 OF THE COMPANIES ACT 1985.
We have examined the Summary Financial Statements set out on pages 42 to 46. This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors are responsible for preparing the Annual Review 2006 in accordance with applicable law.

Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statements within the Annual Review 2006 with the full annual Financial Statements, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review 2006 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statements.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the Auditing Practices Board. Our report on the Group’s full annual Financial Statements describes the basis of our audit opinion on those Financial Statements and the Directors’ Remuneration Report.

OPINION
In our opinion the Summary Financial Statements are consistent with the full annual Financial Statements, the Directors’ Report and the Directors’ Remuneration Report of AstraZeneca PLC for the year ended 31 December 2006 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

1 February 2007

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

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ASTRAZENECA ANNUAL REVIEW 2006

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

	2006	2005	2004
	$m	$m	$m

Sales	26,475	23,950	21,426

Cost of sales	(5,559)	(5,356)	(5,193)

Distribution costs	(226)	(211)	(177)

Research and development	(3,902)	(3,379)	(3,467)

Selling, general and administrative costs	(9,096)	(8,695)	(8,268)

Other operating income and expense	524	193	226

Operating profit	8,216	6,502	4,547

Profit on sale of interest in joint venture	–	–	219

Finance income	888	665	532

Finance expense	(561)	(500)	(454)

Profit before tax	8,543	6,667	4,844

Taxation	(2,480)	(1,943)	(1,161)

Profit for the period	6,063	4,724	3,683

Attributable to:
Equity holders of the Company	6,043	4,706	3,664

Minority interests	20	18	19

Basic earnings per $0.25 Ordinary Share	$3.86	$2.91	$2.18

Diluted earnings per $0.25 Ordinary Share	$3.85	$2.91	$2.18

Weighted average number of Ordinary Shares in issue (millions)	1,564	1,617	1,673

Diluted weighted average number of Ordinary Shares in issue (millions)	1,570	1,618	1,675

Dividends declared and paid in the period	2,217	1,676	1,408

All activities were in respect of continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER

	2006	2005	2004
	$m	$m	$m

Profit for the period	6,063	4,724	3,683

Foreign exchange and other adjustments on consolidation	922	(1,052)	744

Available for sale (losses)/gains taken to equity	(20)	(10)	31

Actuarial loss for the period	(108)	(35)	(179)

Tax on items taken directly to reserves	137	(25)	416

	931	(1,122)	1,012

Total recognised income and expense for the period	6,994	3,602	4,695

Attributable to:
Equity holders of the Company	6,970	3,595	4,690

Minority interests	24	7	5

Tax on items taken directly to reserves in 2004 includes a credit of $357m in respect of foreign exchange losses in 2000.

$m means millions of US dollars.

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CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER

	2006	2005	2004
	$m	$m	$m

Assets
Non-current assets

Property, plant and equipment	7,453	6,985	8,097

Intangible assets	4,204	2,712	3,050

Other investments	119	256	262

Deferred tax assets	1,220	1,117	1,218

	12,996	11,070	12,627

Current assets
Inventories	2,250	2,206	3,020

Trade and other receivables	5,561	4,778	4,620

Other investments	657	1,624	1,198

Income tax receivable	1,365	183	120

Cash and cash equivalents	7,103	4,979	4,067

	16,936	13,770	13,025

Total assets	29,932	24,840	25,652

Liabilities
Current liabilities
Interest bearing loans and borrowings	(136)	(90)	(142)

Trade and other payables	(6,334)	(5,466)	(5,478)

Income tax payable	(2,977)	(1,283)	(967)

	(9,447)	(6,839)	(6,587)

Non-current liabilities
Interest bearing loans and borrowings	(1,087)	(1,111)	(1,127)

Deferred tax liabilities	(1,559)	(1,112)	(1,328)

Retirement benefit obligations	(1,842)	(1,706)	(1,761)

Provisions	(327)	(309)	(266)

Other payables	(254)	(72)	(86)

	(5,069)	(4,310)	(4,568)

Total liabilities	(14,516)	(11,149)	(11,155)

Net assets	15,416	13,691	14,497

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	383	395	411

Share premium account	1,671	692	550

Capital redemption reserve	71	53	36

Merger reserve	433	433	433

Other reserves	1,398	1,345	1,384

Retained earnings	11,348	10,679	11,590

	15,304	13,597	14,404

Minority equity interests	112	94	93

Total equity	15,416	13,691	14,497

The Summary Financial Statements on pages 42 to 46 were approved by the Board of Directors on 1 February 2007 and were signed on its behalf by:

DAVID R BRENNAN	JONATHAN SYMONDS
DIRECTOR	DIRECTOR

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ASTRAZENECA ANNUAL REVIEW 2006

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

	2006	2005	2004
	$m	$m	$m

Cash flows from operating activities
Profit before tax	8,543	6,667	4,844

Finance income and expense	(327)	(165)	(78)

Profit on sale of interest in joint venture	–	–	(219)

Depreciation, amortisation and impairment	1,345	1,327	1,268

Increase in trade and other receivables	(470)	(502)	(207)

Decrease in inventories	158	596	129

Increase in trade and other payables	420	238	11

Other non-cash movements	263	220	384

Cash generated from operations	9,932	8,381	6,132

Interest paid	(70)	(32)	(69)

Tax paid	(2,169)	(1,606)	(1,246)

Net cash inflow from operating activities	7,693	6,743	4,817

Cash flows from investing activities
Acquisitions of business operations	(1,148)	–	–

Disposal of business operations	–	–	355

Movement in short term investments and fixed deposits	1,120	(491)	1,855

Purchase of property, plant and equipment	(794)	(810)	(1,063)

Disposal of property, plant and equipment	35	87	35

Purchase of intangible assets	(545)	(157)	(215)

Disposal of intangible assets	661	–	–

Purchase of non-current asset investments	(17)	(12)	(117)

Disposal of non-current asset investments	68	–	–

Interest received	352	206	119

Payments made by subsidiaries to minority interests	(4)	(5)	(5)

Dividends received	–	–	6

Net cash (outflow)/inflow from investing activities	(272)	(1,182)	970

Net cash inflow before financing activities	7,421	5,561	5,787

Cash flows from financing activities
Proceeds from issue of share capital	985	143	102

Re-purchase of shares	(4,147)	(3,001)	(2,212)

Loans received	–	–	746

Loan repayment	–	–	(21)

Dividends paid	(2,220)	(1,717)	(1,378)

Movement in short term borrowings	16	3	2

Net cash outflow from financing activities	(5,366)	(4,572)	(2,761)

Net increase in cash and cash equivalents in the period	2,055	989	3,026

Cash and cash equivalents at beginning of the period	4,895	3,927	872

Exchange rate effects	39	(21)	29

Cash and cash equivalents at the end of the period	6,989	4,895	3,927

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DIVIDENDS

	2006	2005	2004
	Per	Per	Per	2006	2005	2004
	share	share	share	$m	$m	$m

Final, paid March 2006	$0.920	$0.645	$0.540	1,453	1,061	914

Interim, paid September 2006	$0.490	$0.380	$0.295	764	615	494

	$1.410	$1.025	$0.835	2,217	1,676	1,408

The second interim dividend, to be confirmed as final, is $1.23 per share and $1,885m in total. This will be payable on 19 March 2007.

On payment of the dividends, exchange losses of $3m (2005 losses of $41m, 2004 gains of $30m) arose. These exchange gains and losses are included in finance income and expense.

EARNINGS PER SHARE

	2006	2005	2004

Profit for the financial year before exceptional items ($m)	6,043	4,706	3,378

Exceptional items after tax ($m)	–	–	286

Profit for the financial year ($m)	6,043	4,706	3,664

Earnings per Ordinary Share before exceptional items	$3.86	$2.91	$2.01

Earnings per Ordinary Share on exceptional items	–	–	$0.17

Earnings per Ordinary Share	$3.86	$2.91	$2.18

Diluted earnings per Ordinary Share before exceptional items	$3.85	$2.91	$2.01

Diluted earnings per Ordinary Share on exceptional items	–	–	$0.17

Diluted earnings per Ordinary Share	$3.85	$2.91	$2.18

Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,564	1,617	1,673

Dilutive impact of share options outstanding (millions)	6	1	2

Diluted weighted average number of Ordinary Shares in issue (millions)	1,570	1,618	1,675

There are no options, warrants or rights outstanding in respect of unissued shares except for employee share option schemes. The earnings figures used in the calculations above are unchanged for diluted earnings per Ordinary Share. Earnings per Ordinary Share before exceptional items in 2004 exclude the effect of two items – the profit after tax on the sale of an interest in a joint venture of $228m and tax relief of $58m in respect of an agreement with the US tax authority to allow a part of the Zoladex settlement recognised in 2002 as deductible.

SUBSEQUENT EVENTS

Subsequent to year end, we entered into two collaboration agreements with Bristol-Myers Squibb Company and Palatin Technologies Inc. for initial consideration of $100 million and $10 million respectively. These amounts will be capitalised as intangible assets in 2007. The collaboration with Bristol-Myers Squibb is to develop and commercialise two investigational compounds being studied for the treatment of Type 2 diabetes. We also entered into an agreement to purchase the total share capital of Arrow Therapeutics Ltd for $150m. Arrow Therapeutics Ltd is a privately owned UK biotechnology company focused on the discovery and development of anti-viral therapies.

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ASTRAZENECA ANNUAL REVIEW 2006

DIRECTORS’ EMOLUMENTS IN 2006

The aggregate remuneration, excluding pension contributions and the value of share options and performance share plan awards, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2006 was £12 million ($21 million). Remuneration of individual Directors is set out below in sterling and US dollars. All salaries, fees, bonuses and other benefits for Directors are established in sterling.

			Bonuses
	Salary				Taxable		Total	Total		Total
	and fees	Cash	Shares	[1]	benefits	Other	2006	2005		2004
Sterling	£’000	£’000	£’000		£’000	£’000	£’000	£’000		£’000

Louis Schweitzer	260	–	–		–	–	260	260		31	[2]

David R Brennan	942	699	350		1	671	2,663	819	[3]	N/A

John Patterson	483	326	163		14	21	1,007	1,049		N/A

Jonathan Symonds	598	378	189		6	5	1,176	1,269		970

Sir Peter Bonfield	82	–	–		–	–	82	82		76

John Buchanan	69	–	–		–	–	69	69		61

Jane Henney	57	–	–		–	–	57	57		54

Michele Hooper	49	–	–		–	–	49	49		43

Joe Jimenez	49	–	–		–	–	49	49		43

Håkan Mogren	100	–	–		–	–	100	100		479	[4]

Erna Möller	57	–	–		–	–	57	57		54

Dame Bridget Ogilvie[5]	18	–	–		–	–	18	57		54

Dame Nancy Rothwell[6]	30	–	–		–	–	30	–		–

John Varley[7]	21	–	–		–	–	21	–		–

Marcus Wallenberg	40	–	–		–	–	40	49		46

Former Directors

Others[8]	–	–	–		–	–	–	2,289		2,115

Total	2,855	1,403	702		21	697	5,678	6,255		4,026

			Bonuses
	Salary				Taxable		Total	Total		Total
	and fees	Cash	Shares	[1]	benefits	Other	2006	2005		2004
US Dollars	$’000	$’000	$’000		$’000	$’000	$’000	$’000		$’000

Louis Schweitzer	475	–	–		–	–	475	476		56	[2]

David R Brennan	1,720	1,278	639		2	1,226	4,865	1,499	[3]	N/A

John Patterson	883	596	298		25	37	1,839	1,918		N/A

Jonathan Symonds	1,093	691	345		11	9	2,149	2,321		1,764

Sir Peter Bonfield	150	–	–		–	–	150	150		138

John Buchanan	126	–	–		–	–	126	126		111

Jane Henney	104	–	–		–	–	104	104		98

Michele Hooper	89	–	–		–	–	89	90		78

Joe Jimenez	89	–	–		–	–	89	90		78

Håkan Mogren	183	–	–		–	–	183	183		871	[4]

Erna Möller	104	–	–		–	–	104	104		98

Dame Bridget Ogilvie[5]	34	–	–		–	–	34	104		98

Dame Nancy Rothwell[6]	56	–	–		–	–	56	–		–

John Varley[7]	39	–	–		–	–	39	–		–

Marcus Wallenberg	73	–	–		–	–	73	90		84

Former Directors

Others[8]	–	–	–		–	–	–	4,191		3,847

Total	5,218	2,565	1,282		38	1,272	10,375	11,446		7,321

[1]	These figures represent that portion of the 2006 bonus required to be deferred into shares to be held for a three-year period.
[2]	Part year only.
[3]	Part year only as only appointed as a Director on 14 March 2005.
[4]	Comprises compensation payment of £450,000 ($818,000) and part-year Non-Executive Director’s fee of £29,000 ($53,000).
[5]	Part year only as ceased to be a Director on 27 April 2006.
[6]	Part year only as appointed as a Director on 27 April 2006.
[7]	Part year only as appointed as a Director on 26 July 2006.
[8]	This comprises Sir Tom McKillop’s 2005 total of £2,253,000 ($4,125,000) plus Åke Stavling’s final payment of £36,000 ($66,000).

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GROUP FINANCIAL RECORD

	2003	2004	2005	2006
FOR THE YEAR ENDED 31 DECEMBER	$m	$m	$m	$m

Turnover and profits
Sales	18,849	21,426	23,950	26,475

Cost of sales	(4,463)	(5,193)	(5,356)	(5,559)

Distribution costs	(162)	(177)	(211)	(226)

Research and development	(3,012)	(3,467)	(3,379)	(3,902)

Selling, general and administrative costs	(7,393)	(8,268)	(8,695)	(9,096)

Other operating income and expense	188	226	193	524

Operating profit	4,007	4,547	6,502	8,216

Profit on sale of interest in joint venture	–	219	–	–

Finance income	381	532	665	888

Finance expense	(311)	(454)	(500)	(561)

Profit before tax	4,077	4,844	6,667	8,543

Taxation	(1,033)	(1,161)	(1,943)	(2,480)

Profit for the period	3,044	3,683	4,724	6,063

Attributable to:
Equity holders of the Company	3,022	3,664	4,706	6,043

Minority interests	22	19	18	20

Earnings per share
Earnings per $0.25 Ordinary Share before exceptional items	$1.77	$2.01	$2.91	$3.86

Earnings per $0.25 Ordinary Share (basic)	$1.77	$2.18	$2.91	$3.86

Earnings per $0.25 Ordinary Share (diluted)	$1.77	$2.18	$2.91	$3.85

Dividends	$0.725	$0.835	$1.025	$1.410

Return on sales
Operating profit as a percentage of sales	21.3%	21.2%	27.2%	31.0%

Ratio of earnings to fixed charges (IFRS)	100.4	93.6	85.6	92.7

	2003	2004	2005	2006
AT 31 DECEMBER	$m	$m	$m	$m

Balance sheet
Property, plant and equipment and intangible assets	10,574	11,147	9,697	11,657

Other investments	133	262	256	119

Deferred tax assets	1,261	1,218	1,117	1,220

Current assets	11,593	13,025	13,770	16,936

Total assets	23,561	25,652	24,840	29,932

Current liabilities	(6,558)	(6,587)	(6,839)	(9,447)

Non-current liabilities	(3,828)	(4,568)	(4,310)	(5,069)

Net assets	13,175	14,497	13,691	15,416

Capital and reserves attributable to equity holders	13,086	14,404	13,597	15,304

Minority equity interests	89	93	94	112

Total equity and reserves	13,175	14,497	13,691	15,416

	2003	2004	2005	2006
FOR THE YEAR ENDED 31 DECEMBER	$m	$m	$m	$m

Cash flows
Net cash inflow/(outflow) from:

Operating activities	3,368	4,817	6,743	7,693

Investing activities	(852)	970	(1,182)	(272)

Financing activities	(2,674)	(2,761)	(4,572)	(5,366)

	(158)	3,026	989	2,055

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ASTRAZENECA ANNUAL REVIEW 2006

SHAREHOLDER INFORMATION

ASTRAZENECA	2002	2003	2004	2005	2006

Ordinary Shares in issue – millions
At year end	1,719	1,693	1,645	1,581	1,532

Weighted average for year	1,733	1,709	1,673	1,617	1,564

Stock market price – per $0.25 Ordinary Share
Highest (pence)	3625	2868	2749	2837	3529

Lowest (pence)	1799	1820	1863	1861	2574

At year end (pence)	2220	2680	1889	2829	2744

Percentage analysis at 31 December 2006 of issued share capital
By size of account	2006
No. of shares	%

1 – 250	0.5

251 – 500	0.7

501 – 1,000	0.9

1,001 – 5,000	1.3

5,001 – 10,000	0.2

10,001 – 50,000	1.0

50,001 – 1,000,000	12.3

over 1,000,000†	83.1

Issued share capital	100.0

†	Includes VPC and ADR holdings

At 31 December 2006, AstraZeneca PLC had 137,137 registered holders of 1,532,245,608 Ordinary Shares of $0.25 each. At 31 December 2006, there were approximately 100,000 holders of American Depositary Receipts (ADRs) representing 10.48% of the issued share capital and 157,000 holders of shares held under the VPC Services Agreement representing 23.32% of the issued share capital. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank.

2006 DIVIDEND
	$	Pence	SEK	Payment date

First interim dividend	0.49	26.6	3.60	18 September 2006

Second interim dividend	1.23	63.0	8.60	19 March 2007

Total	1.72	89.6	12.20

DIVIDEND PAYMENTS
The record date for the second interim dividend for 2006, payable on 19 March 2007 (in the UK, the US and Sweden), is 9 February 2007. Shares trade ex-dividend on the London and Stockholm Stock Exchanges from 7 February 2007 and ADRs trade ex-dividend on the New York Stock Exchange from the same date. Dividends will normally be paid as follows:

First interim:	Announced in July and paid in September.
Second interim:	Announced in January/February and paid in March.

The record date for the first interim dividend for 2007, payable on 17 September 2007 (in the UK, the US and Sweden), is 10 August 2007.

FINANCIAL CALENDAR 2007

26 April 2007	Annual General Meeting and announcement of first quarter 2007 results

26 July 2007	Announcement of second quarter and half year 2007 results

1 November 2007	Announcement of third quarter and nine months 2007 results

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HOW TO OBTAIN THE FULL ANNUAL REPORT AND FORM 20-F INFORMATION

The Company publishes an Annual Report and Form 20-F Information and, for investors not needing the full detail of that document, this Annual Review. Both documents are available on our website, astrazeneca.com. The Annual Review is sent to all shareholders on the date of publication, unless they have elected to receive the full Annual Report and Form 20-F Information by writing to the Company’s registrars. Alternatively, shareholders may elect to receive notification by e-mail of the publication of financial reports by registering with Shareview. Printed copies can be obtained by writing to the Company Secretary.

SHAREVIEW

AstraZeneca’s shareholders with internet access may visit shareview.co.uk and register their details to create a portfolio. Shareview is a free and secure on-line service from the Company’s registrars, Lloyds TSB Registrars, which gives access to shareholdings including balance movements, indicative share prices and information about recent dividends.

TRADE MARKS

Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies. Trade marks of companies other than AstraZeneca appear with a ® or ™ sign.

USE OF TERMS

In this Annual Review, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘the Company’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

STATEMENTS OF COMPETITIVE POSITION

Except as otherwise stated, market information in this Annual Review regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2006, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. For the purposes of this Annual Review, references to the world pharmaceuticals market or similar phrases are to 52 countries contained in IMS Health’s MIDAS Quantum database, which amount to approximately 95% (in value) of the countries audited by IMS Health.

SHAREGIFT

AstraZeneca welcomes and values all of its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One feature of the scheme is that there is no gain or loss for UK capital gains tax purposes on gifts of shares through ShareGift and it may now also be possible to obtain UK income tax relief on the donation. Further information about ShareGift can be found on its website, sharegift.org, or by contacting ShareGift on 020 7337 0501 or at 46 Grosvenor Street, London W1K 3HN. More information about the UK tax position on gifts of shares to ShareGift can be obtained from HM Revenue & Customs, whose website address is hmrc.gov.uk. The share transfer form needed to make a donation may be obtained from the Company’s registrars, Lloyds TSB Registrars, whose address can be found on the back cover of this document. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The purpose of this Annual Review is to provide information to the members of the Company. In order, inter alia, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This Annual Review contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Review and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting. Nothing in this Annual Review should be construed as a profit forecast.

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The paper used in this review is made using pulp from sawmill residues, forest thinnings and wood from PEFC certified sustainable forests. All mill broke is recycled and accounts for up to 25% of the total fibre content. Pulps are Elemental Chlorine Free (ECF) and the manufacturing mill holds ISO 14001 and EMAS environmental management accreditations.

CONTACT INFORMATION

REGISTERED OFFICE
AND CORPORATE HEADQUARTERS ADDRESS
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
UK
Tel: +44 (0)20 7304 5000
Fax: +44 (0)20 7304 5151

INVESTOR RELATIONS CONTACTS
UK: as above or e-mail
IR@astrazeneca.com
Sweden:
AstraZeneca AB
SE-151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00
or e-mail
IR@astrazeneca.com
US:
 Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15438
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

REGISTRAR AND TRANSFER OFFICE
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
UK
Tel (freephone in the UK): 0800 389 1580
Tel (outside the UK): +44 121 415 7033

SWEDISH SECURITIES REGISTRATION CENTRE
VPC AB
PO Box 7822
SE-103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US DEPOSITARY
JPMorgan Chase Bank
JPMorgan Service Center
PO Box 3408
South Hackensack
NJ 07606-3408
US
Tel (toll free in the US): 888 697 8018
Tel (outside the US): +1 (201) 680 6630

Designed by Addison Corporate Marketing Ltd.	© AstraZeneca PLC 1 February 2007	ASTRAZENECA.COM

Item 2

AstraZeneca

CORPORATE RESPONSIBILITY 2006

SUMMARY REPORT

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CONTENTS

MESSAGE FROM OUR CEO	2	Pharmaceuticals in the Environment	15	Priority Action Planning	26
PATIENTS	4	Sales and Marketing	16	Stakeholder Dialogue	27
Patient Safety	6	Supporting Economic Development	17	Evaluating Performance	29
Access to Medicines	7	PEOPLE	18	Governance and Compliance	29
In the Developing World	8	Human Rights	20	Environmental Performance	30
PRODUCTS	10	Safety, Health and Wellbeing	20	Working with Suppliers	32
Animal Research	12	Diversity	23	Integrating CR around the World	33
Clinical Trials	13	PERFORMANCE	24	In the Community	35
Stem Cell Research	14	Responsibilities and Accountabilities	26	ASSURANCE STATEMENT	36

ASTRAZENECA IN BRIEF		GROUP CR POLICY
>	We discover, develop, manufacture and market medicines for important areas of healthcare – cancer, cardiovascular, gastrointestinal, infection, neuroscience, and respiratory and inflammation.

Through the innovation of new medicines, AstraZeneca improves human health and enhances people’s lives. Our activities affect not just the patients we serve and our investors, but also our employees and society as a whole.

Our reputation and continued long-term success depend on our ability to integrate successfully our financial obligations with our social and environmental responsibilities. In so doing, we will maintain the trust and confidence of our stakeholders and continue to be a company that is welcomed by society and for which our employees are proud to work.

AstraZeneca aims to set, promote and maintain high standards of corporate responsibility worldwide, in line with our core values and consistent with our publicly declared codes of conduct, which will ensure that:

				>	Patient benefit and safety continue to be the core priority.

				> Safety, health and environmental issues remain a fundamental Company consideration.

> We have a broad range of medicines, including many world leaders, designed to offer innovative, effective approaches to combating disease.
				> The individuality, diverse talent and creative potential that every employee brings to the business are fully valued and respected.

> We employ over 66,000 people worldwide.
				> We maintain high ethical standards in our research and development of new medicines.

> We have sales in over 100 countries.

> We manufacture in 19 countries.				> We maintain high ethical standards of sales and marketing practices in all countries of operation.

> We have 16 research and development centres in 8 countries.

				> We make a positive contribution to the communities in which we operate.
> We spend $16 million each working day on discovering and developing new medicines.

				> As a minimum, we meet national and international regulations.

> Alongside our commitment to high performance and competitiveness, we continue to be led by our core values to deliver sustainable success.
				> Our CR commitments are expanded by encouraging our suppliers to embrace standards similar to our own.

				> New and emerging issues relating to CR are dealt with appropriately and effectively.

				We will be transparent in our communications about the work we are doing to meet these commitments and drive continuous improvement in our CR performance.

THE FIGURES THAT APPEAR THROUGHOUT THIS REPORT ARE PRELIMINARY FIGURES ONLY. FINAL STATISTICS, INCLUDING A THREE-YEAR DATA PERFORMANCE SUMMARY, WILL BE PUBLISHED ON OUR WEBSITE:
				ASTRAZENECA.COM/RESPONSIBILITY.

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OUR CORE VALUES

INTEGRITY AND HIGH ETHICAL STANDARDS	RESPECT FOR THE INDIVIDUAL AND DIVERSITY

OPENNESS, HONESTY, TRUST AND SUPPORT FOR EACH OTHER	LEADERSHIP BY EXAMPLE AT ALL LEVELS

ASTRAZENECA IS ONE OF THE WORLD’S LEADING PHARMACEUTICAL COMPANIES, WITH A BROAD RANGE OF MEDICINES DESIGNED TO FIGHT DISEASE IN IMPORTANT AREAS OF HEALTHCARE. BACKED BY STRONG SCIENCE AND WIDE-RANGING COMMERCIAL SKILLS, WE ARE COMMITTED TO SUSTAINABLE DEVELOPMENT OF OUR BUSINESS AND THE DELIVERY OF A FLOW OF NEW MEDICINES THAT MAKE A DIFFERENCE IN THE LIVES OF PATIENTS AND CREATE VALUE FOR OUR SHAREHOLDERS AND WIDER SOCIETY.

WE FOCUS OUR EFFORTS IN FOUR KEY AREAS – PATIENTS, PRODUCTS, PEOPLE AND PERFORMANCE. CORPORATE RESPONSIBILITY (CR) TARGETS ARE INTEGRATED INTO ALL THESE AREAS OF ACTIVITY BECAUSE WE KNOW THAT HOW WE DO BUSINESS, AS WELL AS WHAT WE DO, IS VITAL TO OUR REPUTATION AMONG STAKEHOLDERS AND WIDER SOCIETY. MAINTAINING THEIR TRUST AND CONFIDENCE IN ASTRAZENECA AS A RESPONSIBLE COMPANY MEANS MAKING SURE THAT OUR HIGH-LEVEL VALUES AND PRINCIPLES ARE TRANSLATED INTO CONSISTENT AND APPROPRIATE BEHAVIOUR WORLDWIDE.

THIS SUMMARY REPORT IS DESIGNED TO CAPTURE THE MAIN POINTS OF OUR APPROACH TO MANAGING THIS CHALLENGE AND TO PROVIDE A BRIEF OVERVIEW OF OUR 2006 PERFORMANCE.

DETAILED STATISTICS AND FURTHER INFORMATION ABOUT OUR CR PERFORMANCE, POLICIES AND PRINCIPLES ARE AVAILABLE ON OUR WEBSITE, WHICH IS UPDATED THROUGHOUT THE YEAR.

VISIT ASTRAZENECA.COM/RESPONSIBILITY

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER

"I WANT ASTRAZENECA TO BE VALUED AS A SOURCE OF INNOVATIVE MEDICINES THAT HELP IN THE FIGHT AGAINST HUMAN DISEASE, AND TO BE TRUSTED FOR THE WAY IN WHICH WE DO THAT."

01 PATIENTS
02 PRODUCTS
03 PEOPLE
04 PERFORMANCE

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AstraZeneca’s business strategy centres on building our capabilities in the new science and technologies that will help us develop better, safer medicines; on maximising the therapeutic and economic value of all our medicines to deliver their full benefit for patients and society, and on working closely with all our stakeholders to gain the insight we need to continue to make a valued contribution to patients and healthcare. Throughout all of these activities, maintaining our fundamental commitment to corporate responsibility (CR) remains a top priority.

As Chief Executive Officer, I am accountable, together with senior leaders in the organisation, for leading the delivery of our business goals, and for maintaining the trust of our stakeholders and wider society that is so vital to our continued success.

Our Business Performance Management (BPM) framework sets financial and non-financial targets, including CR, in line with our strategic objectives in four core areas: Patients, Products, People and Performance. Progress in each of these four areas is reviewed quarterly by the AstraZeneca Board and Senior Executive Team (SET).

TAKING OWNERSHIP
We know that targets alone cannot deliver improved performance. Actions must be identified and accountability assigned to people who can ensure that these actions are implemented. Led by the SET, each AstraZeneca function and location is responsible for setting its own CR targets, based on the global framework but relevant to their local issues and priorities. And we continue to work to ensure that all of our people are clear about our CR commitment; that they fully understand what it means for them and that they are empowered to integrate CR considerations into their everyday business decision-making.

GAINING INSIGHT
Understanding the needs of our stakeholders is essential for effective leadership of our business. We have increased our emphasis on stakeholder dialogue and are making it a more permanent feature of how we operate in AstraZeneca. Stakeholder engagement is also important in identifying our CR priorities and, during 2006, we published internally a new guideline on how to engage stakeholders in CR-specific dialogues as an important step in local CR priority action planning. You can read more about this on page 26.

LISTENING TO OUR PEOPLE
The views of our employees are very important to us and the results of this year’s global employee survey helped us track employee engagement and identify areas of concern. Conducted every two years, this was our fourth such survey, and I was heartened to see that it achieved the highest response rate to date (86%), which reflects people’s continuing confidence in it as a trusted feedback mechanism. This year’s scores improved across all categories compared to the last survey, with positive feedback in areas such as health, safety, information sharing and communication. The survey also highlighted areas for further improvement, including some aspects of leadership and performance management. I take this feedback very seriously, and am determined to address these areas for improvement. Initiatives that have already begun include increased clarity on accountabilities being integrated into the BPM framework described above.

BROADENING OUR BASE FOR INNOVATION
During the year, we continued to recognise the importance of accessing new science and technologies that will boost our own innovation and provide a broader base for researching the next generation of medicines that offer better results for patients. To that end, we completed a number of acquisitions designed to add strength to our pipeline of new medicines. This strategy brings with it a duty to ensure that our CR policies and principles are understood and applied consistently by the new members of the AstraZeneca family of companies. For that reason we have included this in our CR Priority Action Plan this year.

IN THE DEVELOPING WORLD
We continue to explore ways in which AstraZeneca can help more patients around the world to get the healthcare they need. As part of this, we are piloting a project in Ethiopia which centres around building local capability in breast cancer care and management. We have also entered a new partnership with Voluntary Service Overseas, in which our employees will be able to lend their skills and experience to help the charity in its goal to improve key infrastructures in developing countries. Our expanded support for the Red Cross and African Medical and Research Foundation in their community-focused efforts to combat TB continues to be consistent with our own research effort in Bangalore to find a new treatment for this devastating disease. You can read more about this on page 8.

OUR CLIMATE CHANGE CHALLENGE
In common with most businesses, our potential impact on climate change arises from the global warming emissions from energy use at our facilities, from other in-house activities and from the various means of transport we use. However, we also face an additional challenge since some of our asthma therapies use propellant gases in their delivery mechanisms, which potentially contribute to global warming. As we grow our business and more patients benefit from such therapies, the associated increase in emissions means we will not be able to continue to reduce our emissions of global warming gases year-on-year. We are working hard, however, to ensure that our emissions from all sources, including products, will in 2010 be no greater than they were in 2000. You can read more about this on page 30.

EVERY INTERACTION COUNTS
We are making progress but in the ever-changing world in which we live, we will continue to face challenges as well as opportunities for our CR. We know that as we continue to drive our business forward, we must not lose sight of our fundamental responsibility to do business the right way. Our reputation with our stakeholders and wider society depends on it. Wherever people are located within the Company, and whatever their role, everyone has a part to play. Every interaction counts towards ensuring that AstraZeneca continues to be welcomed as a valued and trusted member of society.

DAVID R BRENNAN
CHIEF EXECUTIVE OFFICER

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

6	WE HAVE A POWERFUL RANGE OF
MEDICINES TARGETED AT MEETING
PATIENT NEEDS IN SIX IMPORTANT
AREAS OF HEALTHCARE –
CANCER, CARDIOVASCULAR,
GASTROINTESTINAL, INFECTION,
NEUROSCIENCE, AND RESPIRATORY
AND INFLAMMATION – HELPING
TO IMPROVE HEALTH AND
QUALITY OF LIFE FOR MILLIONS
OF PEOPLE WORLDWIDE.

01	OUR BUSINESS IS FIGHTING DISEASE. WE PROVIDE MEDICINES THAT HELP PATIENTS
AND THEIR PHYSICIANS COMBAT SOME OF THE MOST SIGNIFICANT THREATS TO LIFE
AND HEALTH, SUCH AS CANCER, HEART DISEASE AND NEUROLOGICAL DISORDERS.

PATIENTS

OUR FUNDAMENTAL RESPONSIBILITY IS TO MAKE SURE THAT OUR MEDICINES WORK WELL AND THAT THEY ARE AS SAFE AS THEY CAN BE FOR THOSE WHO TAKE THEM. WE ALSO BELIEVE WE HAVE A RESPONSIBILITY TO CONTINUE TO EXPLORE WAYS IN WHICH ASTRAZENECA CAN HELP MORE PATIENTS AROUND THE WORLD TO GET THE HEALTHCARE THEY NEED.

THIS SECTION PROVIDES A BRIEF OVERVIEW OF OUR COMMITMENT IN THESE AREAS. MORE DETAILED INFORMATION IS AVAILABLE ON OUR WEBSITE, ASTRAZENECA.COM.

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WE HAVE A TEAM OF OVER 500 CLINICAL DRUG SAFETY PROFESSIONALS DEDICATED TO ENSURING THAT WE MEET OUR COMMITMENT TO DRUG SAFETY THROUGHOUT A MEDICINE’S LIFE-CYCLE.	OUR PILOT PROJECT IN ETHIOPIA IS DESIGNED TO
BUILD LOCAL CAPABILITY IN MANAGING BREAST
CANCER. IF SUCCESSFUL, WE HOPE THAT IT WILL
PROVIDE A MODEL THAT CAN BE REPLICATED IN
OTHER COUNTRIES AND OTHER DISEASE AREAS.

CORPORATE RESPONSIBILITY PRIORITY ACTION PLAN – PATIENTS
ISSUE	OBJECTIVE	ACTION PLAN	KPI WHERE	2006 PERFORMANCE
			APPROPRIATE	AGAINST KPI AND WHERE
TO FIND MORE DETAILS
PATIENT SAFETY	Ensure patient safety continues to be a fundamental Company consideration for all our medicines, throughout their life-cycles.

Continue to focus
 on drug safety
 throughout
 discovery,
 development,
 launch and
 marketing of each
 of our products.

Continue to
 communicate to
 build understanding
 of the benefits and
 risks associated
 with all medicines.

Establishing KPIs
 is difficult in this area,
 where the safety of
 any medicine has to
 be evaluated in terms
 of its benefit/risk profile.
 Our commitment to
 minimising the risks
 and maximising the
 benefits of our
 medicines is integrated
 into everything we do.
See page 6.

ACCESS TO MEDICINES, INCLUDING DISEASES OF THE DEVELOPING WORLD

Ensure access
 to medicines is
 considered when
 defining pricing
 and market
 access strategies
 for new brands.

In the developing
 world, apply
 our skills and
 experience to
 helping to improve
 healthcare
 delivery in a
 sustainable way.

Continue to
 communicate our
 framework for
 considering access.

Continue to
 research a new
 treatment for
 TB. Continue discussions with
 relevant external
 organisations
 regarding
 development
 and delivery.

Focus on helping to strengthen healthcare capabilities in the developing world.

			Candidate drug identified for development as a new TB treatment. Target: not earlier than 2010.	KPI target date revised. See pages 7 and 8.

AT OUR DEDICATED RESEARCH FACILITY IN BANGALORE, WE HAVE OVER 80 SCIENTISTS FOCUSED ON FINDING A NEW TREATMENT FOR TB – ONE OF THE LEADING CAUSES OF DEATH FROM INFECTIOUS DISEASE WORLDWIDE.

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PATIENTS

PATIENT SAFETY

Ideally, a medicine would target only the disease that it is meant to treat and would not have any other effect. In reality, however, despite the best efforts of scientists, such a medicine does not yet exist and all medicines have possible side effects. The benefits of a medicine therefore have to be weighed against its side effects and the acceptable level of risk decided upon – by the company developing the medicine, by the regulators who approve it for marketing and ultimately by physicians, in consultation with their patients. The level of risk that is considered acceptable will depend, among other things, on the type of disease being treated. For example, in treating life-threatening diseases such as cancer, potentially serious side effects may be judged acceptable because of the desired beneficial effect in saving or extending life. It also depends on a patient’s ability to tolerate a particular medicine and to comply with a treatment regime. The risks associated with alternative treatments, or no treatment at all, are also important considerations.

We aim to minimise the risks and maximise the benefits of each of our medicines – throughout their life-cycle.

IN THE SEARCH FOR NEW MEDICINES
In discovery research, where we investigate thousands of compounds for their potential to become a new medicine, only a small number succeed because of the demanding criteria of our selection process, which centres on safety and how the medicine works. During development of the highest potential compounds, safety continues to be a priority focus. Safety data from animal studies are required by regulatory authorities before a potential new medicine can be tested in humans. Throughout human testing, safety information is continuously collected and evaluated. Getting approval to market

90%
OVER 90% OF NEW MEDICINES COME FROM
RESEARCH-BASED INDUSTRY. NO ONE ELSE
HAS THE COMBINATION OF SKILLS, EXPERIENCE AND RESOURCES TO DO ALL THAT IS NEEDED TO DELIVER REAL PHARMACEUTICAL ADVANCES.

depends on the regulatory authorities agreeing with us, after their rigorous review of our submissions, that our new medicine has an acceptable benefit/risk profile.

AFTER LAUNCH
Understanding how our medicines are working on a day-to-day basis is also crucial to meeting our commitment to patient safety. After launch, we monitor all our medicines for any side effects not identified during the development process. Clinical trials, although extensive, cannot replicate the complete range of patient circumstances that exist among much larger and more diverse patient populations. Rare side effects can often only be identified after a medicine has been launched and used in far greater numbers of patients and over longer periods of time. If information received suggests a change is needed in a benefit/risk profile, the actions we take can include conducting further clinical trials, modifying the prescribing information, and communicating with healthcare professionals and others who need to know of the change. In certain situations, it may be appropriate to stop an ongoing clinical trial or withdraw a product from the market.

Our decision in 2006 to withdraw our anti-coagulant, Exanta, from the market, and terminate its development, was triggered by new clinical trial data indicating a potential risk of severe liver injury. The data came from a clinical trial to examine use of Exanta after orthopaedic surgery to prevent venous thromboembolism over 35 days, longer than was currently approved for marketing. In the interests of patient safety, we took Exanta off the market as well as halting its development. We communicated widely with regulatory authorities and with all prescribers and healthcare professionals to advise them that no new patients should be started on Exanta. We also worked to ensure that, given the media coverage of the withdrawal, our communications included a message to patients that they should not stop taking their tablets without first speaking to their doctor.

ONGOING COMMUNICATION
As part of the process for the approval of new medicines, and beyond, we work with regulators to develop prescribing information that gives healthcare professionals the benefit/risk information they need to make prescribing decisions, including indications for use, dosing recommendations, warnings and contra-indications and what side effects might be experienced. We also make information available, as appropriate, to patients about our medicines and how they should be taken.

DEDICATED DRUG SAFETY RESOURCES
We have an experienced, in-house team of over 500 clinical drug safety professionals working across AstraZeneca and dedicated to the task of ensuring that we meet our commitment to drug safety throughout the processes described above. Each of our products (whether in development or on the market) has an assigned global drug safety physician who, supported by a team of drug safety scientists, is responsible for that product’s continuous safety surveillance. Drug safety managers in each of our national companies have local responsibility for product safety within their respective countries.

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OUR PATIENT ASSISTANCE PROGRAMMES
IN THE US ARE DESIGNED TO HELP PEOPLE
WITHOUT HEALTH INSURANCE GET ACCESS
TO OUR MEDICINES AT REDUCED COST OR FREE OF CHARGE. IN 2006, WE EXTENDED THE REACH OF OUR PROGRAMMES BY EXPANDING THE QUALIFYING INCOME LEVELS – A CHANGE THAT MEANS MILLIONS MORE PATIENTS MAY BENEFIT.
`

COMBATING COUNTERFEIT MEDICINES
Counterfeit medicines have the potential to affect the health and wellbeing of patients anywhere in the world. The World Health Organization (WHO) estimates that 10% of medicines in developing countries are counterfeit, rising as high as 30% in parts of Latin America, Asia and Africa. In developed countries, where effective regulatory systems are in place, counterfeits represent less than 1%.

AstraZeneca has a range of activities focused on protecting patients, including the use of technologies that make copying our products more difficult for counterfeiters We also conduct market surveillance and monitor supply chain activities to identify potential counterfeiting operations. We respond rapidly to any reports of counterfeits of AstraZeneca medicines, working with the relevant regulators, healthcare professionals, distributors, law enforcement agencies and other organisations to protect patient health.

We continue to explore other measures for combating counterfeit medicines and participate in a range of anti-counterfeiting public/private sector forums, including the WHO’s International Medical Products Anti-Counterfeiting Task Force (IMPACT) working group.

ACCESS TO MEDICINES

PRICING
The ever-growing demand for healthcare worldwide, driven by people living longer, increasing populations and the emergence of new markets, also means more and more pressure on healthcare budgets. Our ongoing challenge is to manage the associated downward pressure on the price of our products whilst continuing to invest in the research, development, manufacturing and marketing of new medicines that make a difference.

When setting the price of a medicine, we take into consideration its full value to patients, to those who pay for healthcare and to society in general. Our pricing also takes account of the fact that, as a publicly owned company, we have a duty to ensure that we continue to deliver a return on investment for our shareholders. We balance many different factors, including ensuring appropriate patient access, in our global pricing policy, which provides the framework for optimising the profitability of our products in a sustainable way.

We continually review our range of medicines (both those on the market and in the pipeline) to identify any that may be regarded as critical to meeting healthcare needs – either because they treat diseases that are (or are becoming) prevalent in developing countries, or because they are potentially a leading or unique therapy addressing an unmet need and offering significant patient benefit in treating a serious or life-threatening condition.

In such cases, we aim to provide patient access to these medicines through charitable donation and expanded patient access programmes. We also support the concept of differential pricing in this context, provided that safeguards are in place to ensure that differentially priced products are not diverted from patients who need them, to be sold and used in more affluent markets.

INTELLECTUAL PROPERTY PROTECTION
Patents are important incentives for the continued innovation that drives society’s progress. In the case of pharmaceuticals, the vast majority of new medicines come from research-based industry – no one else has the right combination of skills, experience and resources to deliver real advances in this area. The path to a new medicine is a long, complex, expensive and risky process. It can take between eight and 12 years and typically over $800 million is invested before the first dollar of sales is realised. We usually file for patent protection early in the research and development process, which means that at the time a new medicine is launched, we have between eight and 15 years of protection left before other companies can begin selling generic versions (at lower prices, because they do not need to bear the high costs of research that we do). We therefore rigorously defend our legitimate intellectual property rights during the period of protection, because this gives us time to generate the revenue we need to continue our investment in providing medicines for important areas of healthcare.

Patents do not create a monopoly for treating a disease – other companies are able to develop a different medicine to treat the same condition. Also, because patents require the disclosure and publication of information about the patented medicine, they can stimulate competition to innovate improved alternatives that expand the range of treatment options – which is important, because patients respond differently to different therapies. And after all patents applicable to a product expire, any company (both innovative and generic) can legitimately market the same product.

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

PATIENTS

OUR SUPPORT TO THE BRITISH RED CROSS AND THE AFRICAN MEDICAL AND RESEARCH FOUNDATION IS FOCUSED ON HELPING THE CHARITIES STRENGTHEN LOCAL CAPABILITIES IN THE CARE, PREVENTION AND TREATMENT OF TB/HIV AND MALARIA IN AFRICA AND ASIA.

IN THE DEVELOPING WORLD

AstraZeneca remains committed to making a contribution to improving health in the developing world. Because our range of medicines is not relevant to the treatment of the most significant healthcare problems that the developing world is facing today, we believe we can best help by applying our global skills, resources and experience to meeting the challenge in other ways. We have a dedicated scientific resource that focuses on finding a new treatment for tuberculosis (TB), a major threat to life in the developing world, and alongside this ongoing research programme, we continue to expand our efforts to help local communities strengthen their healthcare capabilities.

TAKING ON TB
Dedicated research
TB is one of the leading causes of death from infectious disease worldwide, claiming over 5,000 lives every day – more than ever before. Existing TB therapies are effective but treatment regimes are complicated and prolonged, which means patients may give up treatment once the symptoms are no longer apparent but before the infection is fully treated. This may lead to relapse and makes drug resistance more likely. Finding new treatments for TB is a complex process. New drugs need to be compatible with established TB agents, and also appropriate for use with HIV/AIDS therapies because TB is the biggest killer of people infected with HIV (TB and HIV/AIDS form a lethal combination, each speeding the other’s progress).

To enhance our ability to participate in the global effort to identify new therapies for TB, in 2003 we opened a purpose-built, state-of-the-art, dedicated TB research centre at our Bangalore site in India. Over 80 scientists there work closely with our infection research centre in Boston, Massachusetts, US, as well as with external academic leaders in the field, and they have full access to all AstraZeneca’s platform technologies such as high-throughput screening and compound libraries.

Our work is focused on finding new therapies that will act on drug-resistant strains, shorten the duration of treatment, eradicate disease (including the latent form) to reduce the chances of relapse, and be compatible with HIV/AIDS therapies. As their experience in this challenging area of research expands, our scientists are increasingly able to make swifter, better decisions to maintain a focus on the highest-quality, highest-potential new molecules. However, our determination to progress only the best opportunities, coupled with our growing understanding of the requirements for an effective agent, has caused us to set very high hurdles for development candidates – which is having an impact on our timelines. We had hoped to have a candidate drug (CD) for introduction into human studies during 2007/2008, but the stringent criteria that we have set for success within this complex area of research means that our current programmes are some three to four years away from CD delivery. We have therefore revised our KPI in this area to delivery not earlier than 2010. Backed by their ever-increasing knowledge, our scientists continue to drive progress of these programmes and build a robust portfolio of compounds with high potential to deliver significant advances in the treatment of TB.

Once a candidate drug is found, we expect to establish a route for its development in consultation with regulatory authorities and external experts such as the Global Alliance for TB Drug Development. We will apply for patent protection in the normal way but, importantly, we will seek partnership arrangements with the appropriate global and local organisations to make treatment available at affordable prices to those who need it in the poorest countries.

Beyond research
Four years ago, we joined forces with the British Red Cross to help them combat TB in Central Asia, specifically in Kyrgyzstan and Turkmenistan, where a high proportion of the population live below the poverty line and the incidence of TB remains at seriously high levels. With funding from AstraZeneca, the Red Cross/Red Crescent‘s community-based work has focused on raising awareness of TB, fighting the stigma associated with the disease, encouraging early diagnosis, improving patient compliance and building local capabilities in prevention and control. Progress to date includes a significant increase in community awareness of TB following a media campaign and health education sessions in schools and public places, which have reached over 300,000 people. An increasing number of diagnosed patients are now completing their treatment, due to the care and support of the dedicated Red Cross/Red Crescent nurses.

We are also supporting the charity in a new programme in Kazakhstan, aimed at reducing the incidence of TB/HIV co-infection, which has emerged as a significant threat to public health in the region. The local Red Crescent organisation is working to establish effective, sustainable and replicable models of treatment and social support for patients with TB and HIV, and their families.

In January 2007, we further expanded our partnership with the British Red Cross and are supporting them over the next three years in their work to help local communities combat TB and the major threat of TB/HIV co-infection in the hard-hit areas of South Africa and Lesotho.

We also further increased the geographic footprint of our support activity during the year through a partnership with the African Medical and Research Foundation (AMREF) that focuses on helping to strengthen

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ASTRAZENECA IS ACTIVELY ENGAGED IN INTERNATIONAL EFFORTS TO HELP IN THE FIGHT AGAINST TB, SUCH AS THE OPEN FORUM ON KEY ISSUES IN DRUG DEVELOPMENT AND THE STOP TB PARTNERSHIP.

the project include raising awareness of the facilities amongst healthcare professionals and strengthening the referral system; setting up an institutional-based cancer registry; providing training for other physicians in Ethiopia and establishing Tikur Anbessa University Hospital as a centre of excellence for the diagnosis and treatment of breast cancer. In the longer term, the sustainability of the project will be ensured through the educational initiatives established during the pilot, including the development of treatment guidelines, as well as assistance in putting in place mechanisms for future funding of the diagnostic and screening procedures. The programme also has a robust outreach strategy, aimed at bringing the breast cancer challenge in developing countries to the attention of policy makers and international organisations such as the World Health Organization and the Union of International Cancer Coalitions. This is the first project of its kind for us and we plan to run the pilot for three years to enable meaningful evaluation of its impact. If successful, we hope that it will provide a model that can be replicated in other countries and other disease areas.

In a new approach to applying our skills and experience where they can be most useful, in 2006 we entered a three-year partnership with Voluntary Service Overseas (VSO), an international development charity that works through volunteers to strengthen core capabilities in the developing world. Our support includes a senior manager secondment to the agency and AstraZeneca is enabling employees to volunteer for placements in appropriate countries that will draw on their skills to help build local professional capabilities in improving important infrastructures. For our employees, it provides the opportunity to make a personal contribution whilst developing their skills in leadership, collaboration and project management as part of their career development.

healthcare systems and integrate delivery of TB/HIV/malaria programmes in Uganda, a country where there is a high burden of all three diseases. Because this combination of diseases is not yet widely addressed, the programme presents an opportunity to develop and innovate a new model in Africa.

As part of our ongoing commitment to working collaboratively, we actively engage in international efforts to help in the fight against TB.

In 2006, we helped fund and participated in the second Open Forum on Key Issues in TB Drug Development, organised by the Bill and Melinda Gates Foundation, the Global Alliance for TB Drug Development (TB Alliance), Treatment Action Group (TAG), and the Stop TB Partnership Working Group on New Drugs. The workshop involved representatives from industry, academia and non-governmental organisations (NGOs), and focused on key issues in the critical path to TB drug registration and pivotal trials as well as the challenges in TB drug development for special populations, including people living with HIV/AIDS.

We also participated in a new Stop TB Partnership for Europe, established by the International Federation of Red Cross and Red Crescent Societies with the World Health Organization (WHO), European Centre for Disease Prevention and Control and other leading European agencies and

NGOs to forge a more effective response to the TB epidemic in areas of Europe. The partnership aims to strengthen strategic impact by engaging a broad range of stakeholders, including private sector, foundations, academic and research institutions, media, NGOs and civil society.

STRENGTHENING HEALTHCARE CAPABILITIES
As well as the availability of appropriate medicines, access to healthcare depends on having a functional healthcare system, trained healthcare staff and effective supply and distribution mechanisms in place to ensure that medicines are used to their full effect as part of overall healthcare management. In some parts of the developing world, this is a particular challenge.

To explore how we might best help in meeting this challenge, in 2005 AstraZeneca began a pilot project in Ethiopia that is designed to build local capability in managing breast cancer – the second most common cancer among young women in that country. At the outset, Ethiopia had only one cancer specialist for the entire population; there was no mammography; no easy access to chemotherapy or hormonal agents; no cancer screening and no national treatment protocol. In its first 18 months, our programme has focused on strengthening diagnosis and treatment capabilities at Tikur Anbessa University Hospital in Addis Ababa (where the country’s two oncologists are based). AstraZeneca’s breast cancer medicines are also being donated. Ongoing objectives for

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

50 WE HAVE 50 MARKETING COMPANIES WITH NATIONAL SALES AND MARKETING CODES IN PLACE TO DRIVE HIGH ETHICAL STANDARDS OF PRACTICE.

02	OUR FUTURE BUSINESS SUCCESS DEPENDS ON MAXIMISING THE FULL
THERAPEUTIC AND ECONOMIC POTENTIAL OF OUR EXISTING PRODUCTS
THROUGH EFFECTIVE LIFE-CYCLE MANAGEMENT AND MARKETING,
AND ON MAINTAINING A FLOW OF SUCCESSFUL NEW MEDICINES
BY APPLYING LEADING-EDGE SCIENCE TO MEETING PATIENT NEEDS.

PRODUCTS

OUR REPUTATION DEPENDS ON DELIVERING OUR OBJECTIVES IN A RESPONSIBLE WAY – ENSURING THAT OUR SALES AND MARKETING METHODS ARE ETHICAL AND PROPER, THAT THE FULL BENEFIT OF OUR MEDICINES TO SOCIETY IS UNDERSTOOD, AND THAT IN OUR SEARCH FOR NEW MEDICINES, OUR SCIENTIFIC STUDIES ARE CONDUCTED TO THE HIGHEST ETHICAL STANDARDS.

THIS SECTION PROVIDES A BRIEF OVERVIEW OF OUR COMMITMENT IN THESE AREAS. MORE DETAILED INFORMATION IS AVAILABLE ON OUR WEBSITE, ASTRAZENECA.COM.

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$14M THE $14 MILLION EXTENSION TO OUR ENVIRONMENTAL LABORATORY IN BRIXHAM, UK WILL STRENGTHEN OUR RESEARCH INTO THE ENVIRONMENTAL IMPACT OF PHARMACEUTICALS.

AS PART OF OUR COMMITMENT TO PROVIDING INFORMATION ABOUT OUR MEDICINES TO THOSE WHO NEED IT, WE PUBLISH AND PROVIDE OPEN ACCESS VIA THE INTERNET TO THE FINDINGS OF OUR CLINICAL TRIALS, WHETHER FAVOURABLE OR UNFAVOURABLE.
CORPORATE RESPONSIBILITY PRIORITY ACTION PLAN – PRODUCTS

	ISSUE	OBJECTIVE	ACTION PLAN	KPI WHERE APPROPRIATE	2006 PERFORMANCE AGAINST KPI AND WHERE TO FIND MORE DETAILS

	ANIMAL RESEARCH	Use the minimum number of animals to achieve our scientific objectives. Maximise the use of non-animal methods in drug discovery. Enhance the welfare of those animals we have to use.

Maintain annual site improvement plans covering animal welfare and the replacement, reduction and refinement (3Rs) of animal use at all AstraZeneca sites using animals.

Conduct a formal programme of animal welfare inspections of sites where studies are conducted by, or on behalf of, AstraZeneca.

Number of animals used.

Percentage of sites with approved improvement plans (target 100%).

Percentage of sites demonstrating positive progress against their improvement plans (target 100%).

Percentage of scheduled internal peer review inspections completed (target 100%).

Percentage of planned external contractor inspections completed (target 100%).

276,000 used in-house and 12,000 used by external contractors.

100% sites with approved plans.

100% sites demonstrating positive progress.

83% of scheduled internal inspections completed.

80% of planned external contractor inspections completed.

See page 12.

	CLINICAL TRIALS	Ensure that our clinical trial programmes continue to be safe, well-designed and appropriate wherever they take place. Open communication of appropriate data.	Maintain consistent ethical standards worldwide, in line with our global policy. Continue to update our public global clinical trials website with latest information.

Percentage of ongoing hypothesis-driven clinical trials disclosed through AstraZeneca’s website and the US National Library of Medicine’s website.

Percentage of disclosed data on hypothesis-driven global clinical trials of all major products.

100%. 100%. See page 13.

PHARMACEUTICALS IN THE ENVIRONMENT	Continue to refine our understanding of how products interact with the environment and pursue opportunities to reduce or eliminate potential adverse impacts.	Continue to work both independently and in collaboration with other organisations to advance research in this area.

Pursue site-specific opportunities to minimise the amount of product lost to waste water during manufacturing activities.

			Improve the integration of environmental information into the drug development process.	Whilst scientific knowledge continues to advance, we believe it is too early for us to be able to establish a meaningful KPI in this area of long-term research.	See page 15.
3Rs WE ARE COMMITTED TO DRIVING CONTINUOUS IMPROVEMENT IN THE REPLACEMENT, REDUCTION AND REFINEMENT OF ANIMAL STUDIES.

	SALES AND MARKETING	Ensure high ethical standards of sales and marketing practice applied in all countries of operation.	Continue training of sales and marketing staff. Monitor and review compliance.	Number of local AstraZeneca codes in place. Number of confirmed breaches of external regulations or codes.	All national companies have up-to-date, relevant codes. 44 breaches across 60 countries surveyed. See page 16.

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NUMBER OF ANIMALS USED IN RESEARCH	R&D INVESTMENT	DEVELOPMENT PROJECTS[1]
’000	$M

ANIMAL RESEARCH

Animal studies still play a vital role in the search for new medicines. They provide essential information, not available through other methods, about the effects of a potential new therapy on disease and the living body. Safety data from pre-clinical testing in animals is also required by regulatory authorities around the world before a new medicine can be tested in humans (clinical trials, as described earlier).

We are committed to applying the principle of the 3Rs (replacement, reduction and refinement of animal studies) across our research activity. Wherever possible, we use non-animal methods such as cell culture, computer modelling and high-throughput screening that eliminate the need to use animals early in drug development, or reduce the number needed. We also work to refine our existing methods, so that animals are exposed to as little discomfort and stress as possible.

use as we continue to expand our discovery research, in which animals are used to help identify candidate drugs (CDs) for development.

The growth of our early development portfolio during 2006 reflects the effort we are putting into improving the quality and productivity of our research, and we believe that, without our active commitment to the 3Rs, our animal use in discovery research would be much greater.

In addition to our existing capabilities, we continue to explore new areas of science for opportunities that will help us to develop better, safer medicines.

These new areas may also lead to either reductions or increases in our animal use. One such area is biological molecules – which are usually produced naturally by the body in response to disease – antibodies, for example. New technologies have opened up the possibility of imitating and improving on the natural response, where it is not itself being effective. As we enter this new area of science, it is anticipated that our use of primates will increase over time because, in most cases, they are the only relevant animal model.

Another new area for us is human embryonic stem cell research, which we are pursuing through external partners. This type of research has the potential to increase the human relevance of studies at an earlier stage of the development process and so may lead to a reduction in the number of animals we need to use, although more work is needed in this very new area of science before the implications on animal research are understood. (You can read more about our stem cell research on page 14.)

In 2006, we used approximately 276,000 animals in-house, an increase on 2005 (254,000 animals). In addition, approximately 12,000 animals were used by external contractors, a decrease on 2005 (13,000). Approximately 94% of the animals we used in 2006 were rodents, 5% were fish and amphibians and the remaining 1% included dogs, rabbits, primates, ferrets, pigs and shrews. We also use genetically modified mice to better understand the genes involved in human disease. In 2006, these accounted for 14% of our total rodent use.

The increase in our animal use in recent years does not reflect any departure from our commitment to minimise the number of animals needed to meet our scientific objectives. Our ongoing challenge is to manage the associated increase in animal

EXAMPLES OF OUR COMMITMENT TO THE 3Rs INCLUDE:

1	2	3

A European project, led by AstraZeneca, is challenging the regulatory guideline for acute toxicity studies in animals as a routine test ahead of first administration of a new medicine to humans. The project has demonstrated that this is not necessary, because the information required to assure human safety is obtained from other, more refined animal studies. The key recommendations from this project have already been adopted by AstraZeneca, resulting in a substantial reduction in the animals used in acute toxicity tests.	We use in vitro hepatocyte (liver cell) tests to assess how a compound is eliminated from the body, allowing us to discard unsuitable compounds without the need for animal studies. We have also developed an automated test for rat hepatocytes, the accuracy of which is proving less variable than the previous manual assay. These efficiencies mean that at this stage of research, we can test more compounds and make compound selections without the need for animal studies.	Our use of synthetic animal protein in drug development means that some techniques which required the use of animal tissue have been replaced, and the predictability of the animal studies that we must still do has been improved, leading to the use of fewer animals overall.

1 Includes New Chemical Entities and Line Extensions.

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WE CONTINUE TO EXPLORE NEW AREAS OF SCIENCE THAT WILL HELP US DEVELOP BETTER, SAFER MEDICINES.

ANIMAL WELFARE
The welfare of all the animals that we use continues to be a top priority. Compliance with all relevant external legislation and regulatory requirements is considered a minimum baseline and underpins our own standards of animal welfare. Qualified veterinary surgeons are involved in the development and implementation of our animal welfare programmes, and everyone working with laboratory animals is trained and competent in their allocated animal care responsibilities. As well as mandatory inspections by government authorities, we have a formal programme of internal inspections every two years by our own, highly qualified staff. External organisations that conduct animal studies on AstraZeneca’s behalf are also expected to comply with high ethical standards, and members of our staff conduct a rolling programme of inspections of contractors to ensure our expectations are being met.

MEASURING PERFORMANCE
We have indicators in place to support and measure continuous improvement in the 3Rs and animal welfare.

Each of our animal research sites is required to have an annual plan of improvements and must demonstrate their overall progress against them each year. This can include improved animal housing conditions, less stressful or less invasive research techniques, and improved research study design leading to reduced animal use.

By the end of the year, 100% of our sites had approved improvement plans in place; 100% of sites had demonstrated positive progress against these plans; 83% of scheduled internal peer review inspections had been completed, and 80% of the planned inspections of external contractors had been completed.

THE 3Rs OF ANIMAL RESEARCH

CLINICAL TRIALS

A candidate medicine enters clinical development (testing in man) only after we have confirmed its potential efficacy and safety in pre-clinical trials, which include animal testing as described earlier in this section. Clinical studies are a significant undertaking, including extensive collaboration with clinicians in many countries and involving thousands of people (both healthy volunteers and patients).

We take very seriously our responsibility to deliver the highest standards of ethical practice when conducting clinical trials. Trial proposals are first subject to stringent internal review, including consideration of the pre-clinical data and how safe the trial process is for those taking part. Before it can begin, each trial must be approved by the appropriate external independent ethics committee or institutional review board, and the relevant regulatory agency.

Our commitment includes strict guidelines to ensure that those taking part in trials understand their nature and purpose and are not exposed to unnecessary risks, and that the privacy of participants’ health information is protected. We also ensure that proper procedures are in place for gaining informed consent from participants, including appropriate ways of dealing with any special circumstances, such as different levels of literacy.

Some of our medicines, such as asthma therapies, are designed to treat children as well as adults. Sometimes a child can receive a reduced adult dose of a medicine, adjusted according to body weight, but in many other ways, children are not miniatures of adults. Normally, every medicine must be studied separately in children to ensure factors that vary according to age, such as liver and kidney functions, are accounted for

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PRODUCTS

in establishing the right dose. When children are involved in a clinical trial, we work with experienced child healthcare professionals to ensure that the information provided for the volunteer, and for the parents who give the informed consent, is appropriate to the age of the child.

Our standards of ethical clinical trial practice apply worldwide and we aim to ensure they are consistently observed across the full geographic reach of our clinical trials programme. We conduct a wide range of audits of, and formal visits to, our clinical research-related activities, whether they are being done in-house or by an external organisation on our behalf. This includes audits at investigator trial sites covering clinical trial documentation as well as audits of systems and processes.

TRANSPARENCY OF DATA
As part of our commitment to providing appropriate information about our medicines to those who need it, from July 2005 onwards, we have made public all new and ongoing clinical trials sponsored by AstraZeneca that satisfy the ICH[1] definition of “hypothesis-testing” (those trials that are conducted to provide firm evidence to support safety and efficacy claims). Basic information on such	trials is available on our dedicated website, astrazenecaclinicaltrials.com, with more details provided on the US National Library of Medicine’s website, clinicaltrials.gov. Any new trial will be added within 21 days of its initiation.

Our website provides results of clinical trials (whether favourable or unfavourable) within one year of completion of the trial (unless restricted by a pending regulatory filing). For clinical trials that are under review by medical journals that prohibit disclosure of results before the journal publishes them, we will post the results at the time of publication.

The information available on our website covers core safety and efficacy registration trials for medicines approved since the formation of AstraZeneca in 1999 as well as global trials completed since formation, and local trials completed since 1 January 2005, for all our currently approved medicines. We will continue to update the website as appropriate.

This information is also included in the IFPMA[2]Clinical Trials Portal, launched in September 2005, which provides a single-entry means of searching for clinical trials data across the research-based pharmaceutical industry.

WE TAKE VERY SERIOUSLY OUR RESPONSIBILITY
TO DELIVER THE HIGHEST STANDARDS OF ETHICAL
PRACTICE WHEN CONDUCTING CLINICAL TRIALS.

STEM CELL RESEARCH

We believe that human embryonic stem cell research may provide new opportunities to deliver safer and more effective medicines and so help us to develop the next generation of medicines that offer better results for patients.

This is a relatively new area of medical science for us and because we do not yet have all the necessary skills and technologies in-house, we are working with external partners to explore its potential.

THE POTENTIAL BENEFITS
Our interest is in the potential of cells from human embryonic stem cell lines to differentiate into normal human cells, such as hepatocytes (liver cells) and cardiac myocytes (heart muscle cells). If this were possible, such cells could be used to evaluate what effect a potential new medicine has on the normal cell, and to provide a more accurate prediction of drug metabolism and safety profiles in man. We believe this would represent a significant step forward in increasing the human relevance of studies at an earlier stage of development of a potential new medicine and would help us to overcome the current limitations that a restricted supply of normal cells presents.

ENSURING HIGH STANDARDS
Our commitment to ensuring high ethical standards in this area of research is reflected in our Human Embryonic Stem Cell Research Policy framework, which demands compliance both with external legislation, regulations and guidelines, and with our own codes of research practice. The framework applies to all internal work and external research on AstraZeneca’s behalf and

[1]	ICH = International Conference on Harmonisation: Harmonised Tripartite Guideline E9.

[2]	IFPMA = International Federation of Pharmaceutical Manufacturers and Associations (ifpma.org).

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includes essential criteria that must be met before any such research is undertaken. Similar to those that govern inclusion in public stem cell registries such as the UK Registry and the US National Institute of Health Registry, these criteria require that the stem cells must have been derived from a fertilised egg that was created for reproductive purposes; that the fertilised egg must no longer be needed for these purposes, and that fully informed consent (with no financial inducements) must have been obtained for the donation of the fertilised egg for scientific research.

The framework is designed to ensure that all research effort in this area remains consistent with our strategy of developing more effective, safer medicines for serious disease.

We are not involved or expressing any interest in genetic modification or cloning of human embryonic stem cells to repair damaged or diseased tissue.

PHARMACEUTICALS IN THE
ENVIRONMENT

In recent years, improved analytical techniques have resulted in pharmaceutical residues being detected in the aquatic environment. There is general agreement among scientists in academia, industry and government that, although variable, these quantities are too small to pose any significant risk to human beings or to cause immediate or short-term harm to aquatic life. More information is needed to determine if there are any long-term effects and AstraZeneca is actively involved in this research, as described later in this section. In the meantime, we are working to minimise the quantity of residues from our products in the environment or otherwise ensure that their presence does not pose an unreasonable risk, taking into account the value of these medicines to patients.

We know that the presence in the environment of pharmaceutical residues results mainly from the excretion of medicines by patients. However, some may find their way into the environment as a relatively minor component of discharges from manufacturing facilities or as a result of disposal of unused medicines into drainage systems. Our work in these areas is summarised below.

MANUFACTURING
Initial surveys of our manufacturing sites in 2003 showed that their pharmaceutical losses to the environment were already very low. Nevertheless, we continue to pursue site-specific opportunities to minimise the amount of product lost to wastewater during our manufacturing activities. We also continue to develop and refine assessment tools that help us to understand any environmental impact of our discharges and manage our activities accordingly. In 2006, we introduced a new expert system to help our engineers to select the most appropriate effluent treatment technology. This system was used to validate the design of our new manufacturing facility in Egypt, commissioned during the year.

MEDICINES IN USE
The European Medicines Evaluation Agency published new guidance on the environmental risk assessment of medicines in 2006. AstraZeneca was supportive of, and actively engaged in the development of this guidance. All new medicines sold in the European Union, and those existing medicines where a new use for the medicine might lead to a significant increase in sales, will now be subject to a comprehensive assessment focused on identifying any potential environmental impact.

We are committed to making this environmental risk data, together with available information on our existing products, publicly available via the Swedish Doctors Prescribing Guide, FASS.se website using the voluntary disclosure system introduced by the Swedish pharmaceutical trade association (LIF). The system was developed by LIF and a number of Swedish stakeholders, in conjunction with expert representatives from international pharmaceutical companies, convened and chaired by AstraZeneca. In association with the Association of the British Pharmaceutical Industry, we are also helping the Environment Agency for England and Wales to evaluate the risks of the existing medicines on their priority action list.

AstraZeneca is continuing to build information related to this issue into our drug development model to provide early warning of any potential impact and to enable more informed decisions to be made. We are developing the concept of an Environmental Risk Management Plan that will accompany all new medicines through the development process and will enable all relevant environmental data to be available at all key decision points.

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PRODUCTS

WE CONTINUE TO PROVIDE TRAINING IN SALES AND MARKETING PRACTICE FOR ALL RELEVANT STAFF TO
ENSURE WE BEHAVE APPROPRIATELY WHEREVER WE
HAVE A PRESENCE OR AN IMPACT.

UNUSED MEDICINES
If discarded down the toilet, unused medicines can easily find their way into the environment. This can also happen if medicines are put into domestic waste that is eventually deposited in unlined landfill sites. Disposal of unused medicines only makes a very small contribution to the total amount of residues in the environment, but it is a source that can be more easily managed than others. Many European countries have already established schemes to encourage the return of unused medicines to pharmacies to enable them to be safely destroyed. In the US, such collection systems are less common. We are working with various stakeholders and industry counterparts to help ensure that patients in the US have the information and disposal options they need to manage unused medicines in an appropriate manner.

CONTINUED RESEARCH
A better understanding of the potential long-term effects of pharmaceuticals in the environment continues to be a priority area of study for AstraZeneca’s environmental scientists, working both independently and in collaboration with other organisations to advance research in this area. We continue to publish our work on this subject in scientific literature, and a list of recent publications can be found on our website. We are currently building a $14 million extension to our environmental science laboratory in Brixham, UK specifically to investigate the environmental fate of our medicines.

As the research moves forward, the understanding of some of the complexities of this issue improves. There was a concern that all pharmaceuticals might have long-term environmental effects that were not predictable by extrapolation from short-term studies. However, as evidence accumulates, it appears that this may only be an issue for a small number of substances that demonstrate ‘atypical’ effects.

AstraZeneca has recently undertaken a full fish life-cycle test for tamoxifen, which showed significantly less toxicity than might have been predicted for hormonally-acting compounds. It seems, therefore, that all medicines should be evaluated on a case-by-case basis in this respect, rather than being grouped together as a single class or classes.

It also appears that even some closely related substances with the same mode of action can show very different environmental profiles. This has been observed with the beta-blockers, atenolol and propranolol, for example, where atenolol shows significantly lower toxicity to fish compared with propranolol.

Recent research has also demonstrated that natural photo-degradation, caused by sunlight, can be a powerful factor in the removal of pharmaceutical residues from the environment. For example, there is evidence that up to 70% of propranolol can be destroyed this way.	SALES AND MARKETING

As a global pharmaceutical company with national marketing companies in over 50 countries, we face an increasing level of complexity in the various regulatory and legislative environments in which we operate. Our sales and marketing effort is further complicated by the fact that we use a wide variety of communication channels, ranging from traditional face-to-face contact through professional sales representatives, to the internet, which plays an increasingly important role in informing doctors, pharmacists and others about AstraZeneca’s medicines. Our challenge is to ensure that we consistently manage these complexities effectively and behave appropriately wherever we have a presence or an impact.

We are committed to ethical sales and marketing practices worldwide that comply with, and exceed the minimum standards set by, external regulations and codes of practice. To that end, all our marketing companies have national codes of practice in place that are in line with our own global Code of Sales and Marketing Practice and are at least as restrictive as all relevant external codes. For example, these codes all include financial limits, in local currency, for the hospitality associated with meetings and scientific congresses.

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SALES AND MARKETING:	THE IMPACT OF ILLNESS ON WORK PRODUCTIVITY IN AN EMPLOYED POPULATION, CALCULATED ASSUMING A 40-HOUR WORKING WEEK[1]

NUMBER OF CONFIRMED BREACHES OF CODES OR REGULATIONS RULED BY EXTERNAL BODIES	ABSENTEEISM = hours absent from work
PRESENTEEISM = work hours lost because of reduced productivity while at work (% reduced productivity x number of hours worked)

Our codes include a requirement for a national compliance committee to monitor performance in each of our markets. We also have a nominated signatory network that focuses specifically on approving promotional materials for release.

Information concerning instances where our practices are not up to the standards required is collected through our continuous compliance reporting process and reviewed by senior management and, as appropriate, by the AstraZeneca Board and the AstraZeneca Audit Committee, led by Non-Executive Director, John Buchanan.

During the year, AstraZeneca actively supported a major revision and expansion of the international industry marketing code – the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA) code. We also updated our own global and national codes in most countries during 2006 to ensure compliance with the new IFPMA code, which came into force in January 2007, and to include new provisions in several additional areas. This work was complemented by an independent review in 2005/2006 of our governance controls in sales and marketing as well as other aspects of our business activity. The outcome of this review helped to inform the development of our updated codes. Training in governance and sales and marketing practices is being provided for all relevant staff.

MEASURING PERFORMANCE
The different national external frameworks for regulation of sales and marketing practices create a challenge in interpreting the new Key Performance Indicator (KPI) that we introduced in 2005 (the number of cases of confirmed breaches of codes or regulations ruled by external bodies). Nevertheless, the KPI provides a benchmark against which to measure our performance over time. In 2006, we identified a total of 44 such cases (56 in 2005), based on information gathered from 50 countries in which we have AstraZeneca marketing companies, together with 10 other countries where AstraZeneca is represented.

We are pleased to be able to report this decrease, particularly in the light of the introduction of stricter codes and an increasing emphasis from regulators and code of practice bodies on sales and marketing practices. The types of complaints considered by adjudication bodies included inter-company disputes over superiority claims for medicines. Companies carefully monitor the promotional activities of competitors to ensure that claims for improved efficacy or tolerability can be fully supported by all the available evidence.

Our 2006 figure includes a few cases where we were found to have provided inappropriate and unauthorised levels of hospitality, after which we took appropriate action to prevent repeat occurrences. In addition there were some cases where, whilst not confirmed breaches, regulatory authorities raised concerns with us and we took appropriate steps to address those concerns.

We can also gain useful information by examining the number of breaches relative to other companies’ performance, where such data are made public by the authorities.

SUPPORTING ECONOMIC DEVELOPMENT

As described earlier, the growing demand for healthcare means ever-increasing pressure on the budgets of those who pay for it. In our discussions with these groups, we therefore include explanation of the economic as well as the therapeutic benefits of our products to ensure the full value of our medicines is understood.

Effective treatments can help to save healthcare costs by reducing the need for more expensive care, such as hospital stays or surgery. For example, a 2002 study2 in the US found that for each additional $1 spent on newer medicines, $6.17 could be saved on total healthcare expenditure (including a saving of $4.44 in hospital costs).

There are productivity benefits too. The use of innovative medicines that reduce the incidence of disease, or enable better disease management, means both less time off work or away from school or other daily activities and increased productivity whilst engaged in these activities – helping patients to lead normal lives as active members of their communities.

As well as our products, our business activities in general also contribute to the economic development of the communities in which we operate, through local employment and wages, taxes, community support and the purchase of materials and services that are sourced locally and nationally. We are beginning to contribute in a similar way as we expand our presence in emerging economies, such as China, through investment in facilities, collaborations with local partners and clinical trial programmes, as well as employing people from the local community.

[1]	P Wahlqvist, M Reilly, A Barkun: “Systematic review: the impact of gastro-oesophageal reflux disease on work productivity”, Alimentary Pharmacology & Therapeutics 2006:24(2):259-272.	[2]	Frank R Lichtenberg: “Benefits and Costs of Newer Drugs: An Update”, National Bureau of Economic Research, Cambridge, MA. June 2002.

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66,800	63%
EMPLOYEES WORLDWIDE	OUR 2006 GLOBAL EMPLOYEE SURVEY SHOWED THAT, OVERALL, 63% OF OUR STAFF BELIEVE THAT MANAGEMENT SUPPORTS EQUAL OPPORTUNITY FOR ALL.

03	OURS IS AN EXCITING AND DYNAMIC BUSINESS – AND A DEMANDING ONE. AS A GLOBAL RESEARCH-BASED PHARMACEUTICAL COMPANY, WE FACE MANY CHALLENGES ALONGSIDE THE OPPORTUNITIES TO DRIVE OUR CONTINUED SUCCESS.

PEOPLE

WE BELIEVE THAT IF WE ARE TO EXPECT PEOPLE’S CONTINUED COMMITMENT TO MANAGING THE CHALLENGES AND MAXIMISING THE OPPORTUNITIES TO ACHIEVE OUR BUSINESS OBJECTIVES, WE MUST PROVIDE THE RIGHT ENVIRONMENT FOR THAT TO HAPPEN. AS PART OF THIS, ONE OF OUR CORE PRIORITIES IS MAINTAINING A HEALTHY, SAFE, FAIR AND ENERGISING WORKPLACE FOR ALL OUR EMPLOYEES WORLDWIDE.

THIS SECTION PROVIDES A BRIEF OVERVIEW OF OUR COMMITMENT IN THESE AREAS. MORE DETAILED INFORMATION IS VAILABLE ON OUR WEBSITE, ASTRAZENECA.COM.

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29%
OF ACCIDENTS RELATED TO DRIVING IN 2006 – DRIVER SAFETY REMAINS A TOP PRIORITY.
OUR “ROAD SCHOLARS” PROGRAMME IN THE US IS FOCUSED ON IMPROVING DRIVER SAFETY AMONG SALES REPRESENTATIVES – BY FAR THE BIGGEST GROUP WHO DRIVE ON COMPANY BUSINESS.

CORPORATE RESPONSIBILITY PRIORITY ACTION PLAN – PEOPLE

2006 PERFORMANCE
AGAINST KPI AND
			KPI WHERE	WHERE TO FIND
ISSUE	OBJECTIVE	ACTION PLAN	APPROPRIATE	MORE DETAILS
HUMAN	Ensure we	Continue to roll	KPI under	See page 20.
RIGHTS	consistently live	out common	discussion.
	up to our core	Human Resources
	values and our	Information System.
commitment
	to the principles	Establish global
	of the UN	KPI based on the
	Declaration of	planned areas
	Human Rights	of data collection.
worldwide.

DRIVER	Promote the	Continue to	Number of	Ongoing
SAFETY	safety of all	implement driver	accidents per	implementation on a
	those who drive	safety programmes	million kilometres	country-specific basis.
	on Company	worldwide with a	driven by marketing
	business.	particular focus on	company employees.	.
		areas of greatest		See page 21
driving activity.

DIVERSITY	Ensure diversity	Build diversity	Percentage of	33% of the 79
AND	and inclusion	and inclusion	women at senior	managers reporting to
INCLUSION	are appropriately	into business	levels.	the Senior Executive
	supported in our	performance		Team are women.
	global workforce,	management.
	reflected in			See page 23.
	our leadership,	Focus on minimum
	and integrated	standards in talent
	into business	management,
	and people	staffing, performance
	strategies.	review and reward,
and learning
and development.

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PEOPLE

FOR THE FIFTH CONSECUTIVE YEAR ASTRAZENECA WAS RANKED AS A TOP EMPLOYER BY SCIENCE MAGAZINE’S 2006 SURVEY.

HUMAN RIGHTS

AstraZeneca is fully supportive of the principles set out in the UN Declaration of Human Rights. Our Code of Conduct and our Global Human Resources Policy and Standards outline the high standards of employment practice with which everyone in the Company is expected to comply, both in spirit and letter. This includes only employing adults, as defined by the labour laws in the countries in which we operate and, as a minimum, complying with national legal requirements regarding wages and working hours. All our employees have the right to be a member of a trade union. We have agreements with trade unions in a number of countries where collective bargaining is customary practice, is within a country’s legal framework and is supported by employees.

We also work closely with our major suppliers and use purchasing practices to encourage similar standards to our own. This commitment applies as much to our expanding business in emerging markets, such as China and Mexico, as it does to our existing supplier relationships. You can read more about our work with suppliers on page 32.

A particular challenge for any business of our size and scale is drawing the boundaries of responsibility. We do not believe that it is appropriate for AstraZeneca to proactively promote individual rights and freedoms more widely in society than described above, but we believe that we can, and do, influence others through leading by example.

MONITORING AND MEASUREMENT
In recent years, we have been working to improve our global reporting processes in this area, building on our long-standing systems for local monitoring of compliance with our Human Resources policy and standards. We have made a major investment

ASTRAZENECA EMPLOYEES
CASES OF OCCUPATIONAL ILLNESSES
(PER MILLION HOURS)

in this area and are in the process of implementing a global Human Resources information system that will drive consistent people management practices and information standards worldwide. The system was launched in the UK, Sweden and China during 2006 with launch in the US, Japan and other Asia Pacific countries planned for 2007. This major initiative means we will have consistent, detailed and integrated people information available at a global level for around 70% of our workforce by June 2007. Plans are being developed now for roll-out to the rest of the world and we are working to establish a global KPI in this area for introduction in 2007.

‘RIGHT TO HEALTH’
In some quarters, the achievement of the United Nations’ Millennium Development Goals for Health have been characterised in human rights’ terms as a ‘Right to Health’, with accountabilities allocated to both governments and pharmaceutical companies. We believe that in this context, it is governments who are accountable for providing a robust healthcare infrastructure for their populations – one that supports good public health and can ensure that medicines are delivered to those who need them. AstraZeneca nevertheless recognises that we have a part to play although, as described earlier in this report, our challenge is to shape the form of that contribution, given that our marketed medicines are not relevant to the most significant healthcare problems in the developing world. We continue to participate in national and international discussions on this issue, in which we explain that we believe the best way we can help to achieve the health-related Millennium Development Goals is through our TB research in Bangalore and from our initiatives aimed at strengthening local healthcare capabilities. See page 8 for further details about our commitment in these areas.

ASTRAZENECA EMPLOYEES
ACCIDENTS WITH SERIOUS INJURY WITH AND WITHOUT DAYS LOST (PER MILLION HOURS)

SAFETY, HEALTH AND WELLBEING

Providing a safe workplace and promoting the health and wellbeing of all our people worldwide has always been a core priority for AstraZeneca. As we continue to expand and change our activities in an ever-more challenging business environment, we are strengthening and adjusting our commitment. We are building on our traditional programmes, which focus on workplace behaviours and attitudes, coupled with the introduction of new approaches to managing stress and helping employees understand their personal health risks.

At the start of 2006, we introduced new Company-wide objectives and associated targets for 2010 that focus on three aspects of our global Safety, Health and Environment Policy. The first of these relates specifically to our commitment to safety, health and wellbeing; the second relates to our environmental performance, which you can read more about on page 30 of this report. Experience suggests that good safety and health performance is strongly linked to personal ownership of these challenges across the Company. Therefore, our third 2010 objective includes a commitment to train, empower and require individuals to take personal responsibility for safety and health. This is not a new commitment, but the specific objective strengthens our platform for continuous improvement and we expect our focus on this aspect to reinforce accountabilities and encourage new ideas and initiatives for effectively managing safety and health across the range of our business activities.

Our aim is to eliminate all work-related injuries and cases of ill health by providing a safe and healthy work environment and

[1]	The definition of “serious injury” was modified in 2006 – see explanation on facing page.

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by promoting health and wellbeing. Our new key performance indicator (KPI) for safety, health and wellbeing combines the frequency rates for accidents resulting in fatal and serious injuries and new cases of occupational illness into one KPI. Specifically, we aim to achieve a 50% reduction in the combined rates for employees by 2010, compared to a 2001/2002 reference point.

Each AstraZeneca function and location is responsible for identifying initiatives, programmes and other opportunities for contributing to the global 2010 objectives; for setting their own local targets; for monitoring progress in these areas, and for reporting progress centrally on a quarterly basis.

Our ultimate vision is a Company where employees are applying their skills and energy in a working environment that is free of injury or illness. Of course, in practical terms, all risks cannot be eliminated, and we still face some significant challenges, particularly with regard to driver safety and workplace stress. As our business grows and changes, we also continue to work to ensure that our external partners and the companies that we acquire are aligned with AstraZeneca’s range of standards, including health and safety. Our work in this area includes pre-selection reviews, contractual requirements and audits, and is an area of continued focus and effort.

ACCIDENT RATES AND CAUSES
Sadly, during the year there were three fatal accidents. An employee was killed when the car he was driving was involved in a collision with a lorry on a motorway outside Budapest in Hungary; a member of our sales force was killed in a single-vehicle road accident in Venezuela, and a construction contractor fell to his death from a height whilst working on our new research and development facility in Bangalore, India.

We work hard to identify the root causes of any serious accident and use a range of investigation procedures to help us avoid repetition. Learning is shared with management and staff, and our conclusions about underlying causes are used to improve our SHE management systems.

Although overshadowed by the fatalities described above, we are encouraged to be making progress toward our 2010 health and safety objective. The frequency rate for accidents resulting in fatal and serious injury for AstraZeneca employees decreased in 2006 (2.37 per million hours) when compared to 2005 (3.05). However, the “serious injury” definition was modified in 2006 to remove certain injuries categorised under “puncture wound” and “injured by an animal”. When adjusted accordingly, the 2005 rate (2.54) has not changed significantly when compared to

2006 (2.37) . The greatest cause of serious injuries to AstraZeneca employees is slips, trips and falls on the same level, at 30% of the total. Vehicle accidents are the second greatest cause, accounting for 29%, and injuries whilst handling, lifting and carrying is the third greatest, at 14%.

The fatal and serious injury frequency rate for contractors did not change significantly in 2006 when compared to 2005, with only a 7% reduction. We continue to work together with our contractors to ensure the same level of safety commitment as we would expect from our own employees.

DRIVER SAFETY
We are disappointed to report that our vehicle-related accident record showed little improvement in 2006, with 29% of accidents reported relating to driving. To help improve performance in this area, in 2006 we began the roll-out of our new KPI – the number of accidents per million kilometres driven by marketing company employees. The KPI provides a benchmark against which we can measure our relative performance in the future, and we aim to use the data gathered from individual countries to inform the development of market-specific action plans.

Our sales representatives are the largest group that drive on Company business, and we are pursuing a range of country-specific projects designed to actively raise the profile of driver safety among these employees. Initiatives include implementing data-based driver care management systems, which provide detailed information to line managers who are then better able to identify high-risk drivers.

With a sales fleet of around 6,500 vehicles, the US is home to our largest group of sales representatives. In response to the associated

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

PEOPLE

WE ENCOURAGE AND SUPPORT A HEALTHY WORK/LIFE BALANCE, WHICH WE KNOW IS ESSENTIAL TO THE CONTINUED WELLBEING OF OUR EMPLOYEES WORLDWIDE.

safety challenges, AstraZeneca in the US has developed a comprehensive driver safety programme, “Road Scholars”. The philosophy behind the scheme is that driver safety should be managed in the same way as we manage all other aspects of sales, including training consistent with sales coaching models and integration into performance management. Vehicle-related injuries are down by 30% since 2004 and traffic offences are down by 54% since 2005.

In the UK, driver safety programmes have historically focused on the highest mileage drivers, which addressed a significant risk, but failed to take account of those people who do less mileage but may be at risk from other factors. In a new approach, all drivers are now individually risk-assessed against the same criteria, using an on-line tool that gathers information such as age and licence condition and includes an interactive programme that tests areas such as traffic law awareness and hazard perception. The output determines what level of individually focused “Behind the Wheel” training is required, with a training review follow-up after the session.

Elsewhere in the world, AstraZeneca in Brazil has introduced a comprehensive driver safety management system, which includes risk-profiling drivers, safe driver coaching and integrated driving into performance assessments. All our employees in Brazil who drive on business have annual training in defensive driving, in which the main aspects of driver safety are evaluated.

We are making progress, but there is much to do to promote improved performance in driver safety across our growing sales force worldwide. It remains a significant challenge.

OCCUPATIONAL ILLNESS
During 2006, we made good progress towards achieving our 2010 target. 118 cases of occupational illness were reported, representing a significant reduction of 28% in the occupational illness frequency rate per million hours worked, compared to the previous year. Improvements were evident for most categories of illness.

Work-related stress illness was the most frequently reported condition, accounting for 54% of all cases. However it is encouraging that there was a 16% reduction in the frequency rate for this condition. High workload remains the most common reason given, with interpersonal issues, difficulties coping with change and job uncertainty also important causative factors. 84% of the stress cases resulted in absence from work.

Although work-related upper limb disorder was the second most reported illness, accounting for 27% of all cases, we are pleased to report that the frequency rate for this condition continues to follow a downward trend. Computer work and repetitive production activities, such as packing, were the main causes of this condition.

Our occupational health and hygiene initiatives continue to focus on the three key areas of good ergonomic practice, identification and management of workplace pressures, and the protection of employees from occupational exposure to hazardous substances.

The promotion of good ergonomic practices within the business is an important element in our strategy to reduce the burden of work-related musculo-skeletal problems, and the steady fall in the frequency rate for this condition suggests that ergonomic improvements made in recent years are delivering benefits. Ergonomics is being increasingly applied in the design and development of workplaces throughout the Company, but we recognise there is scope for further improvements. We believe that people working in ergonomically designed workplaces, using ergonomically designed products are more productive, more healthy and less stressed by the physical demands.

In our ongoing efforts to tackle work-related stress, we are adopting an increasingly proactive, risk-based approach, using wellbeing risk-assessment tools to identify high-risk areas and target interventions more effectively. Another key element in this strategy is to develop a more integrated approach to managing this issue, through closer collaboration between occupational health and wellbeing, human resources and management professionals at all levels. We also continue to maintain, and where necessary improve, occupational illness reporting across the Company, through our ongoing SHE audit programme and the regional SHE support network, established in 2006.

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In the area of industrial hygiene, we will continue to focus on control of exposure via the inhalation route, whilst refining risk-assessment tools that help to ensure that all potential routes of exposure are taken into account, including skin exposure.

WELLBEING
We continue to make significant investment in providing a wide range of health and wellbeing improvement programmes throughout the Company, focused on encouraging and empowering employees to take personal responsibility. Results from our 2006 global employee survey indicate that 84% of employees recognised the Company’s commitment to the health and wellbeing of its employees. Programmes vary according to health risk profile, function and culture, and include general health initiatives aimed at increasing exercise levels, reducing smoking, improving nutrition, managing stress, and promoting a healthy work/life balance. In addition, we provide programmes focused on specific disease areas such as cancer, cardiovascular disease and influenza.

In 2006 we developed plans to deal with the potential threat of pandemic flu. An educational pack was made available to all employees worldwide to help them and their families prepare for an outbreak. Other measures include the provision of antivirals for employees based in areas where adequate supplies may not be available through national treatment regimes.

With an increasing body of evidence suggesting direct associations between health and productivity, particularly in the areas of musculo-skeletal and psychological disorders, promoting good health is an important element of our health and wellbeing strategy for the future.

DIVERSITY

At AstraZeneca, our approach to diversity is not just about gender and race – it takes account of other ways in which we are different. We aim to ensure that these differences are recognised, understood and valued, to bring benefit for our individual employees, our business, our customers and the communities within which we work.

Our continuing challenge is to ensure that diversity is appropriately supported in our workforce and reflected in our leadership. Diversity and talent management are included in our Senior Executive Team (SET) objectives and we have a set of minimum standards that support global alignment in the integration of diversity into our Human Resources processes, including staffing, performance review, learning and development, and reward. The introduction of objective- and evidence-based approaches to reviewing the performance and potential of individuals has brought clarity and transparency to the identification of high potential talent within the Company.

The implementation of the global Human Resources information system described on page 20 will make a significant contribution to driving consistent application of our standards and increasing our understanding of performance in this area.

During the year our focus continued to be on ensuring diversity is appropriately reflected in our senior management teams. As an indicator, 33% of the 79 senior managers reporting to the SET are women (22% of 88 senior managers in 2005).

The 2006 global employee survey showed that, overall, 63% of our staff believe that management supports equal opportunity for all employees and 69% of women and 70% of men said they had not encountered any discrimination or bias towards themselves or others in AstraZeneca. The survey results also included a geographic and functional breakdown of these overall figures, which has enabled us to identify areas where further improvement activities need to be focused. More details of this survey can be found on page 27.

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04	OUR MEDICINES ARE DESIGNED TO BRING BENEFIT FOR PATIENTS AND ADD VALUE FOR WIDER SOCIETY. THE FINANCIAL SUCCESS THAT FLOWS FROM US GETTING THIS RIGHT ENABLES ASTRAZENECA TO FULFIL OUR DUTY AS A PUBLICLY OWNED COMPANY AND DELIVER THE RETURN ON INVESTMENT THAT OUR SHAREHOLDERS EXPECT.

PERFORMANCE

WE KNOW THAT AS WE STRIVE FOR TOP-TIER FINANCIAL PERFORMANCE, IT IS ESSENTIAL THAT WE DO NOT LOSE SIGHT OF OUR COMMITMENT TO DOING BUSINESS THE RIGHT WAY TO ENSURE THAT WE MEET OUR RESPONSIBILITY TO WIDER SOCIETY.

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CORPORATE RESPONSIBILITY PRIORITY ACTION PLAN – PERFORMANCE
WE WORK CLOSELY WITH NEW MEMBERS OF THE ASTRAZENECA GROUP TO ENSURE THAT OUR CR EXPECTATIONS ARE UNDERSTOOD.	ISSUE	OBJECTIVE	ACTION PLAN	KPI WHERE	2006 PERFORMANCE
				APPROPRIATE	AGAINST KPI AND WHERE
TO FIND MORE DETAILS

	INTEGRATION OF CR INTO ALL OUR ACTIVITIES	Ensure CR considerations are included in all relevant strategies and decisions.

Continue to integrate CR into personal performance objectives.

Continue internal communication of policies, framework, standards and guidelines.

Continue local implementation.

Continue integration of CR into learning and development programmes.

Continue sampling of employee understanding and opinion.

				Two-yearly global employee survey plus ad hoc ‘pulse’ surveys. Number of leaders involved in CR training.	See page 27. 490 leaders involved in CR training in 2006 (245 in 2005).

	CORPORATE GOVERNANCE AND COMPLIANCE	Apply highest ethical standards in all dealings with stakeholders. Ensure globally consistent implementation of required CR standards across the AstraZeneca group of companies.

Continue to communicate the Code of Conduct including the procedure for reporting concerns.

Continue development of audit processes to include CR.

Continue global auditing.

Work with new members of the AstraZeneca Group to ensure that our CR expectations are understood.

				Number of audits conducted including CR.	18 Internal Facility Audits conducted (18 in 2005). See page 29.

COMMUNITY SUPPORT 2006 TOTAL SPEND $56 MILLION	CLIMATE CHANGE	Minimise the impact of our business activities worldwide.

Our target is to ensure that our emissions from all sources in 2010 , including releases from the use of pMDI products, will be no greater than they were in 2000 and 40% less than they were in 1990.

Make further substantial efforts to produce by 2010 an absolute reduction of 12% in global warming emissions from all sources other than pMDIs, when compared to 2005.

				Total emissions of greenhouse gases from all sources including products in use. Total emissions of greenhouse gases from all sources other than pMDIs.	1.32 million tonnes (1.43 in 2005). 0.96 million tonnes (0.93 in 2005). See page 30.

	SUPPLIERS	Encourage our suppliers to embrace CR standards similar to our own and work with them to share best practice and help them to improve, if appropriate.

Continue to include CR in our global purchasing category management processes. Implementation of the CR in Purchasing Guideline in countries where we have major marketing, manufacturing or research activities.*

Continue to reference CR in all category plans. CR referenced in all new contracts and master agreements generated from the countries in scope.*

CR being included in the roll-out of our new category management processes.

Processes in place by end 2006 to ensure that CR included in all new contracts and master agreements generated in the countries in scope.*

			Continue the rolling programme of audits of chemical intermediate and active pharmaceutical ingredient suppliers. Broaden the scope to include formulation and packaging suppliers.	Number of audits.	17 audits conducted (19 in 2005). See page 32.
* Including UK, US, Sweden, Japan, China, India, Canada, Mexico and Puerto Rico.

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

PERFORMANCE

NON-EXECUTIVE DAME NANCY
ROTHWELL (FAR LEFT) HAS SPECIFIC RESPONSIBILITY FOR OVERSEEING CR WITHIN ASTRAZENECA. CHIEF FINANCIAL OFFICER, JONATHAN SYMONDS (LEFT), LEADS ASTRAZENECA’S RISK ADVISORY GROUP WHICH MONITORS THE KEY RISKS THAT THE COMPANY FACES, INCLUDING REPUTATIONAL RISKS, AND HOW THEY ARE BEING ADDRESSED.

RESPONSIBILITIES AND ACCOUNTABILITIES

The AstraZeneca Board owns our CR strategy and we have a Non-Executive Director (Dame Nancy Rothwell) with specific responsibility for overseeing the implementation of that strategy within the Company.

Dame Nancy is supported by a Global CR Committee, which leads development of the CR framework. Our Senior Executive Team (SET) and other senior managers are accountable for CR management within their areas, based on the global CR framework but taking account of national, functional and site issues and priorities. Individually, everyone at AstraZeneca has a responsibility to integrate CR considerations into their day-to-day decision-making, actions and behaviours.

The common platform that supports this effort worldwide includes our Group CR Policy, Group CR Standards and Global CR Priority Action Plan, which together provide the framework for understanding and managing the delivery of our CR commitment.

CR targets are also included in our Business Performance Management framework, and relevant CR-related objectives are being included in personal targets as part of the new performance management regime that is being implemented across the Company. For our SET and senior managers, these objectives reflect their responsibility for ensuring that management systems and action plans are in place to manage CR in an integrated way across their areas. Through our standard performance management system, our annual employee review process includes an assessment of each employee’s adoption of and compliance with AstraZeneca business standards and ethics.

PRIORITY ACTION PLANNING

We continue to integrate reputational risk into our risk management processes to ensure that managers build it into their everyday thinking. Appropriate tools are available in the form of a shared risk management philosophy, principles and a framework that all managers can use to reflect on behaviours, assess risks and positively shape their decision-making.

We have a dedicated team of integrated risk management professionals who assist senior managers in identifying, assessing and developing strategies for managing risk in their respective areas of responsibility. The team also carries out a rolling programme of training staff in effective integrated risk management and it develops networks for the sharing and embedding of best practice.

This work informs the agenda of AstraZeneca’s Risk Advisory Group, led by the Chief Financial Officer, which monitors the key risks the Company faces and how they are being addressed.

IDENTIFYING THE CR PRIORITIES
We use our formal internal risk assessment processes, together with external benchmarking and stakeholder dialogue, to help us identify the opportunities and challenges associated with our corporate responsibility.

In 2006, we further strengthened our internal process by expanding the range of internal risk-focused dialogues to include more representation from appropriate teams across the business. This helped us to build a better picture of our CR risks.

During the year, we also published internally a new guideline on how to engage stakeholders in CR-specific dialogues as part of our CR priority action planning. Our long-established CR Implementation Guide for Managers identifies stakeholder engagement as an important step in local priority action planning, and our new guideline will help to build understanding on how this can be done. It also provides a platform for ensuring in the future that we are consistently capturing all key CR concerns and expectations and, where appropriate, incorporating them into the global CR agenda.

Our CR Priority Action Plan, which is divided into four sections shown on pages 5, 11, 19 and 25, provides a framework for managing these issues in line with our core values, including defined objectives and, where possible, appropriate key performance indicators (KPIs). The Plan is reviewed annually to make sure that it continues to be relevant. In 2006, we introduced a new KPI for climate change, reflecting our continued commitment in this area. Recognising the responsibilities associated with our expansion through acquisition, we also added a particular reference to the Plan, under Governance and Compliance, to ensuring that our CR expectations are understood by new members of the AstraZeneca Group.

Whilst other areas of CR, including those described in the narrative of this report, remain firmly on our agenda and our commitment to good performance in these areas is as strong as ever, we believe that for the Plan to be meaningful, it should contain only those issues that our assessment processes have identified as having the highest priority.

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DURING 2006, WE CONTINUED TO SUPPORT MANAGERS WITH TOOLS AND GUIDELINES FOR THE LOCAL IMPLEMENTATION OF CR.

STAKEHOLDER DIALOGUE

As described earlier, we are working to strengthen understanding of how to integrate CR-focused stakeholder engagement into local CR priority action planning. Such events are specially arranged and have an exclusively CR-focused agenda.

On a broader scale, our day-to-day business activities include ongoing interactions with all our various stakeholders to get the insight we need to maintain a flow of new medicines that bring benefit for patients and add value for shareholders and wider society. Whilst such dialogues are business-driven, rather than CR specific, they also provide the opportunity for CR issues to be raised by either party.

These dialogues take place at two levels. Corporately, we focus on the investment community, our employees worldwide, international governmental and nongovernmental organisations, and opinion leaders such as business and financial media.

In our individual markets, we focus on local employees, national governments, national media, our local communities and our customers.

SHAREHOLDERS
We encourage feedback from shareholders on our reputation both informally at face-to-face meetings, as well as the more formal assessments provided by surveys such as the Dow Jones Sustainability Indexes, described on page 29.

In November 2006, AstraZeneca was one of six companies invited to meet with over 20 Socially Responsible Investors (SRIs), at a “Best of British” conference arranged by Citigroup to discuss CR. During four sessions, the investors were encouraged to bring up topics they considered to be the most significant for AstraZeneca or where they wanted to learn more. Areas of interest included clinical trials, pharmaceuticals in the environment, marketing and sales practices and stem cell research. AstraZeneca responded openly to all questions and the participants were encouraged to contact us should they wish to continue the discussion or find out more. One such follow-up meeting was held in January 2007.

EMPLOYEES
As well as line manager briefings and team meetings, we use a wide range of electronic and printed media to communicate regularly with our employees around the world. Feedback opportunities are integrated into our internal communication programmes and, in addition, our Code of Conduct outlines the procedures for employees to raise integrity concerns, including a confidential telephone helpline number. In 2006, 106 concerns were raised via the helpline and other routes (114 in 2005). The majority of calls were about the workplace conduct of individuals. All concerns are investigated and appropriate action taken as required, which can include management counselling, disciplinary action or dismissal. No material issues were reported through this route during the year.

We also use a two-yearly global internal survey to track employee engagement and identify areas of concern. These surveys are conducted anonymously and with the help of an external specialist agency who also analyse the results. In 2006, we conducted our fourth such survey, which generated the highest response rate to date (86%). This high level of employee engagement reflects people’s continuing confidence in the survey as a trusted feedback mechanism. The scores improved across all categories compared to the last survey in 2004 and exceeded the pharmaceutical benchmark in most cases. Areas of positive feedback included health, safety, information sharing and communication (in particular, immediate managers being more open to feedback). Employees rate the Company highly on the ethical standards that are applied to its external dealings. Overall, engagement levels are strong, but the survey highlighted the need for further improvement in some aspects of leadership and performance management. Initiatives focused on these areas have already begun – including increased clarity on accountabilities being integrated into business performance frameworks.

GOVERNMENT AND NON-GOVERNMENTAL ORGANISATIONS
The pharmaceutical industry is one of the most highly regulated of all industries. Almost every aspect of our business is subject to regulation or ethical overview. It is therefore essential that we participate in public policy dialogue with governments and other public bodies to exchange views on issues that impact our business.

Our exchanges with governments are aimed at creating a constructive framework for the development and implementation of policies and regulations that affect our industry in a way that delivers good regulation and sound operational practices. We also work with, and through, national and international trade associations to promote industry best practice and engage effectively with key government and international agency stakeholders. And in addition to our work with the Red Cross and Red Crescent, we also have discussions with other nongovernmental organisations and international bodies such as the World Health Organization and OXFAM.

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PERFORMANCE

WE ENCOURAGE CONSTRUCTIVE DIALOGUE WITH ALL OUR STAKEHOLDERS AND OTHERS WHO HAVE AN INTEREST IN OUR ACTIVITIES TO MAKE SURE WE ARE STAYING IN TUNE WITH THEIR CHANGING EXPECTATIONS AND TO GIVE US AN OPPORTUNITY TO MAKE ASTRAZENECA’S POSITION UNDERSTOOD.

During 2006, we began development of an internal Code of External Affairs Practice. This Code will apply to all communication programmes and public policy strategies that are intended to inform those who set or influence public policy. It will aim to ensure the highest standards of communication from all those engaged in the public policy debate on behalf of AstraZeneca in order to create and maintain a constructive dialogue with governments and other relevant stakeholders.

CUSTOMERS
Our day-to-day business activities include regular contact in our local markets with physicians and other healthcare professionals, and those who pay for healthcare. As described earlier in this report, our communications focus on providing information about our medicines, the diseases they treat and the benefits and risks associated with their use. As buyers of healthcare, national governments are often also our customers as well as being our regulators, and access to medicines that offer therapeutic and economic benefits is an important part of our dialogues with these groups.

PATIENTS
Staying in touch with changing needs is vital to our aim of making the best contribution in healthcare that we can. We continuously talk to patients and their physicians to understand what they need and want. This includes working with, and supporting, patient groups who represent the particular demands of specific health issues, as well as discussing with healthcare professionals the broader range of disease challenges they and their patients face.

During 2006, in line with the new code of practice requirement to do so, we made public (through our website astrazeneca.co.uk) all our relationships with patient groups in the UK. Using the external requirement as a baseline, we also developed a set of standards for interactions between AstraZeneca’s global teams and international patient groups and we will consider extending this approach to other territories. These standards include a mechanism for capture of this information which we will make available on our international website, astrazeneca.com.

LOCAL COMMUNITIES
Our site-based community liaison teams aim to ensure that we maintain open dialogue with our local communities, keeping them informed of our business activities and plans, and providing the opportunity to raise any concerns.

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NUMBER OF INTERNAL FACILITY AUDITS

WE USE LEADING EXTERNAL SURVEYS SUCH AS THE DOW JONES SUSTAINABILITY INDEXES, TO HELP EVALUATE OUR PROGRESS AND BUILD OUR UNDERSTANDING OF THE DEMANDS OF SUSTAINABLE DEVELOPMENT.

EVALUATING PERFORMANCE

Performance measures are key to effective CR management. Understanding the progress we are making – and identifying those areas where we need to do better – is critical to our aim of continuous improvement in our performance.

The key performance indicators (KPIs) that we have in place are listed in the CR Priority Action Plans shown on pages 5, 11, 19 and 25, including the new KPI introduced in 2006 for climate change as described on page 30.

We continue to explore more ways in which we can meaningfully benchmark our performance.

We also participate in leading external surveys, such as the Dow Jones Sustainability Indexes, which are important means of evaluating our performance and understanding better the demands of sustainable development. AstraZeneca is again listed in the 2007 Dow Jones Sustainability World Index, used by asset managers globally to guide their socially responsible investment. However, we did not regain the place we lost in 2005 in the European Index (Dow Jones STOXX) where competition for places is increasingly fierce.

GOVERNANCE AND COMPLIANCE

All our managers have individual responsibility for ensuring that their teams comply with the Code of Conduct and with all other AstraZeneca policies and standards that are relevant to their roles. We are also working to ensure that the right processes are in place to ensure compliance with these requirements throughout the business.

COMPLIANCE
During 2006, to further strengthen our strategic approach to compliance and align tactical delivery, we established the new position of Global Compliance Officer (GCO). Appointed in October, the new GCO reports to the CEO, and is aligned with the network of regional and local compliance personnel across the Company who are charged with the implementation of AstraZeneca’s Global Compliance Programme within their geography or functional area. These compliance personnel work within the business to promote compliance with our policies and standards through effective training, monitoring, auditing and enforcement processes.

During 2006, we completed the independent review of our marketing companies that began in 2005. This programme concentrated on AstraZeneca’s governance controls, particularly in the areas of sales and marketing practice, finance, IT and human resources. The findings of the review informed the development of improvement plans within each marketing company, with defined targets for completion of all actions.

INTERNAL AUDIT
Our Group Internal Audit function (GIA) is an independent assurance and advisory function that reviews, among other things, the effectiveness of AstraZeneca’s risk, governance and compliance framework,

including the work and independence of other audit and compliance functions in the Company. GIA also conducts reviews looking at compliance with laws, regulations and Group policies. In 2006, GIA focused on a combination of core assurance areas (including compliance) as well as the effectiveness of risk management processes and activities in several key areas.

During the year, we continued our rolling programme of Internal Facility Audits, which focus on the performance of local facilities and regions against our policies, standards and programmes relating to the safety, health, wellbeing, environment, security, diversity, and local community aspects of our CR agenda. Specific protocols have been developed to guide auditors in this work, which is a critical component of our performance assessment, and 18 such audits were conducted in 2006. Whilst it is difficult to draw general conclusions from this broad-ranging programme, our audit results confirm that our local operations are working to embed the relevant aspects of the Company’s CR commitments into their business as usual. However, more work still needs to be done at the centre to ensure a common understanding of how local initiatives can contribute to the delivery of the business’s strategic CR objectives.

AUDIT COMMITTEE
The AstraZeneca Audit Committee, a committee of the AstraZeneca Board, which consists of three Non-Executive Directors, reviews GIA audit findings and other key items reported through management. Among other things, the Audit Committee reviews and reports on the overall framework of internal controls, and has a responsibility to bring promptly to the Board’s attention any significant concerns about the conduct, results or outcome of internal audits.

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PERFORMANCE

ENVIRONMENTAL PERFORMANCE

Our ongoing challenge is to continue to manage our environmental impact as we grow our business. 2006 saw the introduction of our new global environmental performance objective, namely: continuous improvement in the sustainability of all our activities by, among other things, economising on the use of natural resources and working to eliminate pollution. The specific targets for 2010 relate to our emissions of greenhouse gases and waste generation rates, described in more detail below.

CLIMATE CHANGE
In common with most businesses, our potential impact on climate change arises from the global warming emissions from energy use at our facilities, from other in-house activities and from the various means of transport we use. However, we consider the emissions associated with the use of our products also to be part of our performance profile and we therefore face an additional challenge since some of our asthma therapies use propellant gases that potentially contribute to ozone depletion and global warming.

Strong track record
Over the last five years, through a combination of energy-efficiency measures, investment in combined heat and power plants and active pursuit of renewable energy options, we firstly reduced the rate of growth and then stabilised the emissions of CO2 from our facilities. By 2005, our emissions from these sources had fallen to their 2001 level and our absolute greenhouse gas emissions from all sources (including products) had fallen by 63% compared to 1990; by comparison, the Kyoto Protocol target for industrialised nations is a 5% reduction by 2008-2012.

We have identified areas of our business where further improvements can be made to reduce our emissions to the environment. These include, amongst other things:

>	Implementation of further energy conservation programmes.

>	Implementation of green technology principles in our process design.

>	Further investment in greener energy supply from external power suppliers and cleaner heat and power plants at our sites.

>	Investment in cleaner vehicles and travel options.

>	Minimising waste and emissions from our sites.

In 2006, our climate change disclosure and strategy was rated as the best in the pharmaceutical sector and equivalent to the best in the Climate Leadership Index by the Carbon Disclosure Project, an organisation that helps investors to assess the effects of business on GHG emission and climate change.

Our challenge going forward
Asthma is a common, often debilitating illness that can be alleviated by breathing in medication from a small aerosol called a pressurised metered dose inhaler (pMDI), which uses propellant gases to deliver the medicine to a patient’s airways. When CFCs, the gases used originally in pMDIs, were identified as ozone-depleting gases, we worked to develop alternatives. Our Turbuhaler dry powder inhaler, launched in 1987, does not require a propellant gas, but it is not suitable for all patients. We therefore developed and are introducing alternative propellant gases for our pMDIs, which have no ozone-depletion potential and significantly less than half the global warming potential of the CFCs they replace. Although these HFA (hydrofluoroalkanes) propellants still have some impact on climate change, there is an international consensus that there is no safer alternative for patients.

During 2006, we received approval to market a new asthma treatment, Symbicort, in the US, where over 30 million people suffer from this debilitating disease. Our new therapy provides rapid and effective asthma control in a pMDI containing HFA propellant. The launch of this new therapy in the US, the world’s largest pharmaceutical market, will inevitably lead to an increase in emissions of HFAs as more and more patients benefit from the new medicine.

Despite the potential climate change implications, we believe that the expanded treatment choice and potential benefits that Symbicort pMDI offers asthma sufferers outweigh the potential impact it will have on our environmental performance.

We will continue to work hard to manage our impact, and our new climate change target aims to ensure that our absolute emissions in 2010 will be no greater than they were at the start of the decade and 40% less than they were in 1990. Although the greenhouse gas emissions from our business operations will continue to fall, as a result of the planned launch of Symbicort pMDI in 2007, we will not be able to continue to achieve the reductions of total greenhouse gases (including emissions from products) that we have delivered each year since 2000.

We are committed to achieving our 2010 target without compromising our ability to provide new inhalation therapies that bring benefit for patients. Therefore the climate change objectives approved by the AstraZeneca Board in 2005 require very substantial efforts to be made across our business to produce, by 2010, an absolute reduction of 12% in global warming emissions from all sources other than pMDIs, when compared with 2005.

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THE ‘FLEX FUEL’ VEHICLES USED BY OUR SALES FORCE IN SWEDEN CAN BE POWERED BY EITHER PETROL OR ETHANOL – A NON-FOSSIL FUEL FROM RENEWABLE RESOURCES, WITH MUCH LOWER IMPACT ON CLIMATE CHANGE THAN PETROL. OUR 50 ‘FLEX FUEL’ CARS HAVE THE POTENTIAL TO DELIVER A REDUCTION IN CO2 EMISSIONS EACH YEAR OF AROUND 200 TONNES.

SUSTAINABLE PRODUCTION
Measuring the total amount of raw materials that we use, including energy and water, provides a better indication of our resource efficiency and the sustainability of our business processes than the amount of waste we produce. We are working to develop appropriate metrics in this area.

In the meantime, we continue to focus on waste to maintain pressure on continuous improvement. Our new waste target is a further 11% reduction by 2010 in the amount of waste we produce compared to 2005, and normalised to sales. We are also beginning to look at the energy used and waste generated by those companies who manufacture intermediates and products on our behalf. More information is available on our website.

TOTAL WASTE
(KTE)

REACH – THE EU CHEMICALS POLICY
AstraZeneca has always supported the stated aims of this regulation to protect the environment and human health whilst enhancing the competitiveness of EU industry.

We anticipate that the implementation of REACH will have an impact on our current supply chains. For example, manufacturers may decide, for competitive or economic reasons, to cease supply of certain substances. There are indications that this has already started to occur, even before the regulation has come into force. We are currently working in partnership with our suppliers to facilitate future compliance with REACH and avoid any potential for business interruption.

We are examining the potential impact of the revised Authorisation & Substitution articles of REACH. Mandatory substitution may now result in a conflict between the requirements of the REACH regulation to replace substances in established manufacturing processes with safer alternatives and the Medicines regulations, which would require partial or complete re-registration of the product if such substitution is considered to be a material change. We believe that REACH has the potential to bring significant benefits to humans and the environment but it is a highly complex regulation, the full implications of which for our business operations will only emerge over the next 10 years.

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

PERFORMANCE

NUMBER OF AUDITS OF CHEMICAL INTERMEDIATE AND ACTIVE PHARMACEUTICAL INGREDIENT SUPPLIERS

TWO SENIOR MANAGERS
FROM OUR GLOBAL PURCHASING
TEAM RAN A CR WORKSHOP
AT OUR WUXI SITE IN CHINA
DURING 2006. OUR REVISED
CR IN PURCHASING GUIDELINE
WAS INTRODUCED AND
PROVIDED THE BASIS FOR
DETAILED DISCUSSION OF HOW
THE HIGH-LEVEL PRINCIPLES
CAN BE INTERPRETED AT
A LOCAL LEVEL.

WORKING WITH SUPPLIERS

We believe we have a responsibility to encourage our suppliers to embrace CR standards similar to our own, and to work with them to share best practice and stimulate improved performance where needed.

This applies across the full range of our purchasing activities, from promotional items to pharmaceutical ingredients, and includes any specialised work for which we use external contractors to complement our in-house effort, such as animal research. It also applies as much to our expanding business in emerging markets as it does to our existing supplier relationships.

Much of our buying activity is led by our Global Purchasing function, but many people outside that function are also involved in purchasing goods and services from external sources. During the year we reviewed and revised our CR Principles in Purchasing Practice guideline for everyone involved in any purchasing activity on AstraZeneca’s behalf. The guideline provides a framework for developing and implementing the functional, regional and site-specific programmes needed to ensure that we effectively and consistently incorporate our CR commitments into our buying practice.

It is AstraZeneca’s preference to encourage improvement rather than automatically exclude suppliers based on unacceptable CR performance, but we will not use suppliers who are unable or unwilling to improve performance in a timely manner.

A ROLLING IMPLEMENTATION
Integrating CR into the many thousands of supplier relationships we have around the world is a significant challenge. We are making progress but it will take time to interpret the high-level principles for local implementation and apply them appropriately to all our purchasing activities worldwide.

CR considerations are now included in all new contracts and master agreements in the US, the UK and Sweden – our three main business hubs where over 80% of our suppliers are based. Because of the huge number of suppliers we already had under contract in these countries, we are continuing to take the pragmatic approach of prioritising those that are most important to ensuring the continuity of our business, and discussing CR standards with these companies before reviewing the rest.

Alongside this work, we are now broadening our geographic reach, focusing initially on suppliers in countries where we have other major marketing, manufacturing or research activities. These include Japan, China, India, Canada, Mexico and Puerto Rico, as well as more countries in Europe. In countries where there is a cultural acceptance of what might elsewhere be considered low supplier standards, we will work to lead by example by encouraging, and so driving, improved standards through our purchasing practice.

MONITORING PERFORMANCE
In 2006, our rolling programme of audits of chemical intermediate and active pharmaceutical ingredient suppliers continued with a total of 17 audits conducted. Since the launch of this supplier audit programme in 2002, which covers SHE, CR, quality and security of supply, we have now completed a first cycle of audits of our preferred suppliers. Three of the audits in 2006 were of suppliers that were audited for the second time since 2002. Between audits, our suppliers have been subject to several visits and business review meetings, which include discussion on CR issues that are identified.

Findings from a number of audits of suppliers in emerging markets in 2006 highlighted issues around process safety, and as a result, we are working with these suppliers to help them develop their capabilities to assess chemical hazards.

In January 2007, we broadened the scope of this rolling programme of audits to include formulation and packing suppliers – another significant group that provide customised goods for AstraZeneca. In preparation for this, during 2006, over 95% of the people responsible for auditing of formulation and packaging suppliers were trained in this audit protocol, which includes CR. The remaining training is planned for early 2007.

Additional activities planned for early 2007 include re-shaping our approach to the rolling programme, to ensure that our audit activities prioritise those groups with the highest potential to impact our business continuity and our reputation. At the same time, we are focused on strengthening the CR risk management aspects of these audits, including the development of a strengthened guideline for publication in the coming year.

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ASTRAZENECA CHARNWOOD IN THE UK WAS AWARDED A BUSINESS IN THE COMMUNITY ‘BIG TICK AWARD FOR INVESTING IN YOUNG PEOPLE’ FOR ITS PARTNERSHIP WORK WITH LOCAL SCHOOLS. OVER 4,500 PUPILS ARE BENEFITING AND AN INCREASING NUMBER OF OUR EMPLOYEES ARE ACTIVELY ENGAGED IN THIS WORK.

CR is now also a mandatory component of the induction process for all new employees in the UK. During 2006, 528 people were taken through the programme, which includes an interactive element that is designed to bring our CR commitment to life for new starters and help build their understanding of what is required of them in an engaging way.

INTEGRATING CR
AROUND THE WORLD

The integration of CR across all of our activities worldwide continues to be a core priority. For a company of the size and with the geographic reach of AstraZeneca, it’s a significant challenge. We are making steady progress, but there is still work to do to ensure that CR is consistently embedded throughout the organisation and actively interpreted and managed at a local level.

We have national CR committees and management frameworks in place in the US, the UK and Sweden, where around 60% of our employees are located. Elsewhere in the world, CR continues to be integrated into leadership team agendas and interpreted at a local level. You can read about our progress in CR integration in our markets in the following section.

Whilst we have systems in place to monitor performance worldwide in our priority issue areas, as described elsewhere in this report, we do not currently have a formal mechanism for the central collation of all of our CR-related activities wherever we have a presence or an impact. During 2006, we piloted a more formalised approach to the central collation of information that is not captured through other routes. We will build on this pilot, and integrate where appropriate with our existing databases, to develop a common platform for capturing at a global level the full extent of our CR-related activities around the world.

GEOGRAPHIC REVIEW
Below is a brief summary of our progress in CR implementation during the year in our three main business hubs and in other areas of the world. More examples of our projects and partnerships worldwide are included in the relevant sections of this report and on our website.

In the UK
In the UK, CR is integrated into the remit of the UK Governance Group, who act as the National CR Committee. A separate CR Steering Group manages the development of the CR framework, including priority action planning. Our UK CR Priority Action Plan is aligned with our Global Plan and has designated improvement managers responsible for ensuring that progress is made in each of the areas. In addition to the national Plan, each of our major locations (Alderley Park, Macclesfield, Charnwood, Avlon, Brixham and Luton) now has a site-based action plan, which reflects the issues and opportunities that relate to the site activity and to the local community. Each year, a workshop for all those with CR responsibilities is held to review progress and drive forward the CR agenda.

All employees in the UK have a standard CR directive (that they “ensure their main role responsibilities are delivered in compliance with AstraZeneca’s corporate responsibility policies”) included in their performance objectives, as their number one target.

At our UK marketing company, where sales and marketing is the primary activity, all our employees are required, on an annual basis, to validate their understanding of, and commitment to, compliance with AstraZeneca policies and codes through an interactive intranet sign-off. All new starters have to do the same and, on joining the Company, are given a four-hour corporate governance training session, with line management follow up. In addition to the induction of 245 new starters during 2006, 301 first-line managers were given full-day refresher training in corporate governance. Where compliance issues are highlighted, actions include in the first instance remedial training and if no improvement is demonstrated, further action is taken which can include disciplinary action and ultimately dismissal.

In order to better understand their needs and concerns, during 2005/2006, our UK marketing company held a wide range of issue-based discussions with key stakeholders, including employees, healthcare professionals, specialists in continuing professional development, and representatives from the National Health Service and the UK Government. The outcomes of these discussions informed the establishment of a common set of organisational behaviours, within which responsible sales and marketing practice is firmly embedded. This common platform, which was widely communicated internally, will help our 1,700 sales and marketing people in the UK to further strengthen the relationships they need to drive continued business success.

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

PERFORMANCE

IN THE US, WE LAUNCHED
A NEW WEBSITE DURING
THE YEAR, “AZANDME.COM”,
WHICH BRINGS TOGETHER
IN ONE PLACE A RANGE OF
HEALTH INFORMATION AND
RESOURCES FOR PATIENTS,
INCLUDING DETAILS OF
OUR PATIENT ASSISTANCE
PROGRAMMES.

In Sweden
A cross-functional Swedish CR Committee supports AstraZeneca Sweden’s senior leadership team, who own the national CR Priority Action Plan. The Swedish Plan tracks the Global Priority Action Plan, with particular emphasis on those issues that are receiving increased public attention locally, including pharmaceuticals in the environment (PiE), animal research and sales and marketing practice.

We held two formal external stakeholder dialogues in Sweden during 2006 – one focused on PiE and the other on animal research. The PiE dialogue involved representatives from the external research community, local authorities and non-governmental organisations and they helped us reinforce our understanding of the expectations in this area. These include the need for continued proactivity, collaboration, openness and integration of PiE considerations into the drug development process, and this is informing the global programme of work (see page 15 for more information about our commitment).
The animal research dialogue focused on the role of animal testing in medical research and the use of alternatives. The meeting involved representatives from animal welfare and animal rights organisations, patient groups, politicians and government officials, and research scientists. Although no consensus could be reached, the participants welcomed AstraZeneca’s openness and willingness to bring together the various key interest groups to discuss the subject.

During the year, one of Sweden’s largest fund managers, Folksam, assessed 269 companies listed on the Stockholm stock exchange for their commitment to human rights and the environment. AstraZeneca was rated the best company in both categories in the pharmaceutical sector and overall rated fifth and seventh respectively.

Our rolling programme of CR workshops for leaders in Sweden continues with some 150 senior managers attending such events in 2006. We also held eight separate workshops during the year for different areas of the business, tailored to their specific CR accountabilities. To make sure that our responsibilities are appreciated and understood by new recruits to the Company, a mandatory CR session is integrated into all induction courses across our sites in Sweden.

In the US
AstraZeneca’s US CR Council is a cross-functional group of managers that reports through the Vice President of Policy, Legal and Scientific Affairs to the AstraZeneca Business Integrity and Assurance Team. The Council recommends the US CR strategy, creates the Priority Action Plan, and leads the implementation across the US organisation. The US CR Plan is aligned with our Global Plan and there are nominated managers with responsibility for overseeing progress in each of the key issue areas.

One outcome from stakeholder dialogues held during 2005 was a common request for more country-specific information about how AstraZeneca is delivering its CR commitment in the US. To that end, we published our first US CR Report in June 2006 and made it widely available internally and externally, via the external website, astrazeneca-us.com.

We introduced another new patient assistance programme in 2006 in the US, “AZ Medicine and Me”, for people with Medicare Part D. Medicare is the health insurance programme, administered by the US federal government, for people aged over 65 of any income and for younger adults with permanent disabilities. Part D is a prescription drug benefit for Medicare eligible patients that provides beneficiaries with optional prescription drug coverage through private plans. Our new programme provides AstraZeneca medicines at discounted rates to those who are enrolled in the Medicare prescription benefit, but have financial difficulty affording their medicines.

All our US employees, and key external resource staff, are given training in our US Code of Conduct and other policies, including those directly related to CR, that are relevant to their roles and to sustaining an ethical culture within the Company. CR also continues to be integrated into a range of business-related communications to ensure that understanding and committing to responsible behaviour is part of everyone’s daily working life. This year, our comprehensive employee Compliance & Ethics communication programme, was recognised as “Best Practice in Communications” by the Pharmaceutical Compliance Forum.

In the rest of the world
We continue to drive integration of CR beyond our three major business hubs. Some examples are given below.

In China, governance and compliance issues are overseen by a dedicated Compliance and Risk Management function, supported by a Compliance Committee chaired by the President of AstraZeneca China. All new employee induction programmes include a Code of Conduct session to introduce Company policies and key compliance guidelines and, during 2006, we continued our rolling programme of manager training and supplier dialogues, aimed at building understanding of our standards and expectations.

In the Philippines, where the Marketing Company President leads the CR agenda, the focus during the year was further training of staff in relevant policies and codes. All sales representatives in the country undergo annual training in our Code of Conduct and sales and marketing

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codes and the induction of all new recruits includes a policies and standards session. Staff training in how to report adverse events is also a feature, as part of our commitment to patient safety. Compliance is integrated into personal targets and performance is reviewed twice a year. Plans for 2007 include the establishment of a local CR Priority Action Plan and CR management structure.

AstraZeneca in Spain has established a national CR Committee, led by the Marketing Company President and including all her functional directors. They have a local CR Priority Action Plan, which includes local as well as corporate priorities, with owners accountable for progress in each of the areas. Once a year, as a minimum, all employees receive refresher training in ethical standards of promotional practice and everyone is given driver safety training, as part of our ongoing commitment in these priority areas. AstraZeneca Spain publishes their own annual CR Report, which provides details of their commitment and performance in that country.

AstraZeneca in Lithuania integrates CR into the agenda of its Compliance Committee of cross-functional senior management, led by the Marketing Company President. Local activities are aligned to the relevant aspects of the Global CR Priority Action Plan, focusing primarily on sales and marketing practice, and employee health and safety.

In Mexico, CR is integrated into the agenda of the senior leadership team, led by the Marketing Company President. Local priorities include employee health and safety, the environment, sales and marketing practice and the integration of CR into purchasing practice.

IN THE COMMUNITY

Wherever AstraZeneca operates worldwide, we aim to make a positive contribution to our local communities through charitable donations, sponsorships and other initiatives that help make a difference. Our commitment is reflected in our Community Support Policy, which aims to ensure that our community activities focus on bringing benefit in ways that are consistent with our business of improving health and quality of life, and on promoting the value of science among young people.

We have a dedicated community support database that gathers global information centrally, enabling the sharing of information and best practice across the organisation and supporting accurate financial reporting of our overall spend in this area. The database also helps us to ensure that our efforts are aligned with our commitment to bring benefit mainly through healthcare and science education initiatives.

Examples of our community activities are included throughout this report, and more are available on our website.

In 2006, we spent a total of $499 million on community sponsorships and charitable donations worldwide, including $443 million in product donations, valued at average wholesale prices.

The decrease in product donations ($835 million in 2005) reflects the implementation of Medicare Part D in the US, a change that means more people now have prescription drug coverage through the federal system. Already a leader in providing patient assistance in the US, AstraZeneca launched a new programme in November 2006 for those enrolled in Medicare Part D, but who still have financial difficulty affording their medicines, as described earlier in this report. We also extended the reach of our patient assistance programmes by expanding qualifying income levels during the year. The financial commitment associated with these initiatives will be reflected in our 2007 figures. We also continue to explore other ways in which we can help appropriate populations in the US to get the medicines they need.

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ASTRAZENECA CORPORATE RESPONSIBILITY SUMMARY REPORT 2006

BUREAU VERITAS’ INDEPENDENT ASSURANCE STATEMENT

Bureau Veritas has been engaged for the third year by AstraZeneca PLC (AstraZeneca) to provide independent assurance over its Corporate Responsibility (CR) Summary Report (the Report). The preparation of the Report and its content is the sole responsibility of the management of AstraZeneca. Our responsibility is to provide assurance on the reliability of the information therein and to express our overall opinion on the Report as per the scope of assurance. The objectives, scope, methodology, limitations and exclusions of our work are detailed on the facing page.

OPINION
In our opinion, based on the work carried out:

>	The Report provides a fair summary of AstraZeneca’s status and performance over the reporting period, in relation to the CR issues identified by the company to be of material interest to stakeholders.

>	The position statements in the Report demonstrate alignment with corporate policies and objectives.

>	The factual information in the Report can be considered to be accurate and reliable and is reported in a clear and understandable manner.

>	The reported Key Performance Indicator (KPI) data are also an accurate reflection of information collected at site level and collated by AstraZeneca at corporate level.

>	Safety, health and environment (SHE), community support, sales and marketing, and global employee survey data are derived from well co-ordinated systems and information sources.

>	The Report demonstrates increasing alignment to the principles of AA1000 Assurance Standard and addresses CR material issues considered to be a priority to the company’s stakeholders.

>	AstraZeneca has maintained issues of compliance and reputation high on the organisation’s agenda.

PROGRESS OVER THE REPORTING PERIOD
Bureau Veritas was pleased to observe that AstraZeneca has, over the reporting period:

>	Produced a guideline on consultation and communication with stakeholders on CR issues, and is now developing a platform for capturing this information in a more structured manner.
>	Developed mechanisms to strengthen its internal compliance monitoring, control and reporting with the appointment of a Global Compliance Officer, supported by a compliance network.

>	Further embedded CR principles into its standard business activities by:

	–	Continued integration and alignment of CR into the organisation’s management structures.

	–	Integrating CR targets in the Senior Executive Team’s and other functional Business Performance Management scorecards.

	–	Initiating a review and reorganisation of its CR governance arrangements with the aim of realigning roles and responsibilities.

>	Included further selected global operations within the independent assurance scope.

>	Introduced a new KPI in the area of climate change and included a specific reference in the Priority Action Plan to working with new members of the AstraZeneca Group to ensure that CR expectations are understood.

>	Implemented or progressed recommendations resulting from assurance of the previous CR Summary Reports.

ALIGNMENT WITH THE PRINCIPLES OF AA1000AS
Completeness
AstraZeneca’s CR agenda and reporting scope are well informed by a robust and comprehensive process of identification of CR risks and opportunities to the business at the corporate level that reflects the broad range of ongoing and new issues affecting AstraZeneca. All areas and activities of the organisation selected for inclusion in the Report have been considered and reviewed through cross-functional governance arrangements. AstraZeneca has also made progress in structuring the way it captures stakeholders’ concerns and feedback, whilst new opportunities now exist for further alignment with corporate risk and reputation management programmes.

Materiality
The reporting scope has been determined through a process of prioritisation of CR issues deemed of material importance to the organisation and its stakeholders. AstraZeneca is measuring performance against CR issues of concern it has identified both internally and in consultation with certain key stakeholders in its effort to provide information that is relevant and meaningful, although not always on the basis of structured dialogue. The reported information can be used by the organisation and its stakeholders as a reasonable basis for their opinions and decision-making.

Responsiveness
AstraZeneca has set CR objectives and targets for those aspects it has identified as material and, in its reporting and associated scope, provides a fair representation of its performance and status during the reporting period. AstraZeneca continues to review its Priority Action Plan and develop appropriate KPIs; during the reporting period, for instance, it has introduced a new objective to ensure that CR expectations are understood by newly acquired member-companies of the Group. It has also introduced a new KPI in the area of climate change. However, these do not yet exist for the collection of HR data in the areas of Human Rights and Patient Safety.

AstraZeneca followed up on its commitment to transparency in reporting performance data on some material CR issues such as breaches of sales and marketing external regulations or codes, animals used in research and CO2 emissions. The business has reported performance improvement against its main reported parameters.

KEY AREAS FOR FURTHER CONSIDERATION BY ASTRAZENECA
Based on the work conducted, we recommend AstraZeneca to consider the following:

1.	In light of the ongoing internal re-structuring of relevant functions, ensure that the Group’s CR management and governance arrangements continue to be clearly defined, communicated and implemented.

2.	Continue to ensure that the setting of objectives and performance indicators at a local level is appropriate to local requirements and consistent with the priorities and objectives set at the corporate level.

3.	Continue to progress the integration of CR across its global operations against common understanding as to the purpose, benefit and relevance of such an initiative.

4.	Improve the process for ensuring external stakeholder concerns are consistently captured and fed into the company’s CR risk identification.

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5.	Incorporate or refine performance measures through use of reporting guidelines such as the GRI to facilitate benchmarking against areas of common concern across industry and to assist in extending the range of performance data reported.

6.	Where appropriate, improve the robustness of data collection systems for the Priority Action Plan KPIs, and to report progress against these KPIs. This should include where best practice has been observed, setbacks experienced, instances of non-compliance and corrective actions taken to address these.

7.	Continue to build upon existing systems to develop KPIs in the company’s CR
Priority Action Plan, where these have not been progressed.

8.	Formally manage and report on AstraZeneca’s response to independent recommendations and stakeholders’ feedback over its CR approach and performance.

This opinion has been formed on the basis of, and is subject to, the inherent limitations outlined below in this independent assurance statement. The assurance work was planned and carried out to provide reasonable, rather than absolute, assurance and we believe it provides a reasonable basis for our conclusions.

OBJECTIVES OF ASSURANCE
The objectives were to:

1.	Provide assurance over the content of the Report for the reporting period 1 January to 31 December 2006.

2.	Evaluate the Report against the main principles of the AA1000 Assurance Standard:

	>	Completeness

	>	Materiality

	>	Responsiveness

3.	Provide an impartial commentary on the reporting process and where appropriate, propose recommendations for further development.

Bureau Veritas recognises the need for a robust, transparent assurance process to ensure credibility and to act as a tool to drive performance improvement of AstraZeneca’s CR programme. This is achieved by providing an impartial commentary on the reporting process and, where appropriate, propose recommendations for further development, further elaborated in a separate report to the management of AstraZeneca.

SCOPE OF ASSURANCE
The scope of our work was determined through discussions with AstraZeneca and included provision of assurance over:

>	AstraZeneca’s CR management and governance structure, supporting policies, and related management and implementation systems.

>	Factual information relating to environmental and social issues, initiatives, systems and supporting data including KPIs.

>	Information from AstraZeneca’s global operations that has been incorporated into the Report.

>	Progress over the reporting period.

METHODOLOGY
Factual statements and supporting data were verified through a series of interviews, document review, data sampling and interrogation of supporting databases and associated management and reporting systems. This involved challenging and substantiating the content of the material presented in the Report. This process was used to assess the quality of reporting and underlying systems that support CR performance. We have ensured, as a minimum, that the data have been accurately transposed into the Report.

>	We have interviewed more than 50 personnel at all levels throughout the organisation, including senior level, research and supervisory staff.

>	We conducted site visits to AstraZeneca’s UK offices in London and Alderley and operations in Södertälje, Sweden and Naucalpan, Mexico.

Our work should not be relied upon to detect all errors, omissions or misinterpretations in the Report.

LIMITATIONS AND EXCLUSIONS
Excluded from the scope of our work is information relating to:

>	Activities outside the defined reporting period.

>	Company position statements (including any expression of opinion, belief, aspiration, expectation, aim or future intention provided by AstraZeneca).
>	Information that was of a highly confidential nature (in the minority) was also subject to review, for example pricing and patient safety; whilst such information was witnessed as part of the assurance, it was not always possible to provide a detailed assessment.

>	Financial data in this Report are taken from AstraZeneca’s Annual Report and Form 20-F Information, which is separately audited by an external auditor and therefore excluded from the scope of the Bureau Veritas assurance.

STATEMENT BY BUREAU VERITAS OF INDEPENDENCE, IMPARTIALITY AND COMPETENCE
Bureau Veritas is an independent professional services company that specialises in quality, environmental, health, safety and social accountability with over 170 years’ history in providing independent assurance services, and an annual turnover in 2005 of €1.7 billion.

Our assurance team does not have any involvement in any other projects with AstraZeneca and we do not consider there to be a conflict between the other services provided by Bureau Veritas and that of our assurance team.

Bureau Veritas has implemented a Code of Ethics across its business which is intended to ensure that all our staff maintains high ethical standards in their day-to-day business activities.

Competence: Our assurance team has over 20 years’ combined experience in conducting assurance over environmental, social, ethical and health and safety information, systems and processes in accordance with best practice.

LONDON, JANUARY 2007

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CONTACT INFORMATION

REGISTERED OFFICE
AND CORPORATE HEADQUARTERS ADDRESS
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
UK
Tel: +44 (0)20 7304 5000
Fax: +44 (0)20 7304 5151

INVESTOR RELATIONS CONTACTS
UK: as above or e-mail
IR@astrazeneca.com
Sweden:
AstraZeneca AB
SE-151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00
or e-mail
IR@astrazeneca.com
US:
Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15438
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

REGISTRAR AND TRANSFER OFFICE
Lloyds TSB Registrars
The Causeway
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West Sussex
BN99 6DA
UK
Tel (freephone in the UK): 0800 389 1580
Tel (outside the UK): +44 121 415 7033

SWEDISH SECURITIES REGISTRATION CENTRE
VPC AB
PO Box 7822
SE-103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US DEPOSITARY
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JPMorgan Service Center
PO Box 3408
South Hackensack
NJ 07606-3408
US
Tel (toll free in the US): 888 697 8018
Tel (outside the US): +1 (201) 680 6630

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